    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 31, 1997.
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                    FORM S-1

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                                 --------------

                       CENTENNIAL HEALTHCARE CORPORATION

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              GEORGIA                                 8051                               58-1839701
  (State or other jurisdiction of         (Primary Standard Industrial                (I.R.S. Employer
   incorporation or organization)         Classification Code Number)               Identification No.)

        400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346
                                 (770) 698-9040

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ------------------

                                  Alan C. Dahl
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                       Centennial HealthCare Corporation
                    400 Perimeter Center Terrace, Suite 650
                             Atlanta, Georgia 30346
                                 (770) 698-9040

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ------------------

  Copies of all communications, including copies of all communications sent to agent for service, should be sent to:

                 Paul A. Quiros, Esq.                                      J. Chase Cole, Esq.
      Nelson Mullins Riley & Scarborough, L.L.P.                 Waller Lansden Dortch & Davis, P.L.L.C.
        999 Peachtree Street, N.E., Suite 1400                        511 Union Street, Suite 2100
                Atlanta, Georgia 30309                                 Nashville, Tennessee 37219
                    (404) 817-6000                                           (615) 244-6380
                 (404) 817-6050 (Fax)                                     (615) 244-5686 (Fax)

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                                ----------------

                        CALCULATION OF REGISTRATION FEE

                                                                            PROPOSED MAXIMUM
                                                                               AGGREGATE
                  TITLE OF EACH CLASS                       AMOUNT TO BE     OFFERING PRICE      AMOUNT OF
             OF SECURITIES TO BE REGISTERED                REGISTERED (1)         (1)         REGISTRATION FEE
Common Stock, $.01 par value............................    $70,725,000       $70,725,000         $21,432

(1) Estimated in accordance with Rule 457(a) solely for the purpose of calculating the registration fee.
                                ----------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE.

                                                           SUBJECT TO COMPLETION

                                                                  MARCH 31, 1997
                                         SHARES

                                      [LOGO]

                                             COMMON STOCK
                                   ---------

    All of the shares of Common Stock offered hereby are being sold by Centennial HealthCare Corporation ("Centennial" or the "Company"). Prior to the offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between
$     and $     per share. See "Underwriting" for the factors to be considered in determining the initial offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol CTEN.

                                 --------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                 SEE "RISK FACTORS" BEGINNING ON PAGE 8 HEREOF.
                                 -------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                PRICE        UNDERWRITING       PROCEEDS
                                                 TO          DISCOUNTS AND         TO
                                               PUBLIC         COMMISSIONS      COMPANY(1)
Per Share................................         $                $                $
Total(2).................................         $                $                $

(1) Before deducting expenses of the offering estimated at $1,300,000.

(2) The Company has granted the Underwriters a 30-day option to purchase up to additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $            , $            and
    $            , respectively. See "Underwriting."

                                 --------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about
            , 1997.

ALEX. BROWN & SONS
     INCORPORATED

            DEAN WITTER REYNOLDS INC.

  DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                                EQUITABLE SECURITIES CORPORATION

              THE DATE OF THIS PROSPECTUS IS              , 1997.

                                [MAP]

                                 --------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

    Centennial HealthCare Corporation is a leading provider of a broad range of long-term healthcare services to meet the medical needs of elderly and post-acute patients. The Company provides these services through geographically concentrated networks located in metropolitan and secondary markets throughout the United States. Centennial currently operates 78 owned, leased and managed skilled nursing facilities with 8,369 beds in 19 states, with its largest concentration of facilities in North Carolina, Indiana and Michigan. The Company provides basic and specialty healthcare services. Basic services include skilled nursing and support, housekeeping, laundry, dietary, recreational and social services. Specialty services include comprehensive rehabilitation therapy (including physical, occupational and speech therapy), respiratory therapy, ventilator care, infusion therapy, wound care, home healthcare and other subacute and specialty services. As a component of its specialty services, Centennial currently provides rehabilitation therapy services on a contract basis to third-party and Company-operated skilled nursing facilities in 13 states pursuant to 58 contracts.

    In recent years, the long-term care industry has experienced significant growth. Revenues in the long-term care industry have increased in the United States from approximately $18 billion in 1980 to approximately $80 billion in 1995. The number of patients in long-term care facilities is expected to grow to
2.1 million by the year 2025, a significant increase from the current level of
1.5 million. Industry growth has been driven primarily by the following factors:
(i) aging of the population; (ii) cost-containment pressures that drive post-acute patients from acute care hospitals to lower-cost settings; (iii) advances in medical technology that enable sophisticated long-term care providers to care for higher acuity patients; and (iv) demand for post-acute and specialty services in secondary markets. In addition, consolidation opportunities in the long-term care industry have enabled leading providers to build market share in order to compete more effectively. Current ownership of long-term care facilities is highly fragmented, with approximately 70% of all facilities owned by independent providers or companies with less than 20 facilities. The increasing medical complexity of long-term care patients, cost-containment pressures and government regulation make it difficult for smaller providers without access to capital, sophisticated information systems and economies of scale to compete with larger regional and national providers. Long-term care facilities are increasingly becoming an integral part of community-based, vertically integrated healthcare delivery systems that are capable of providing a full range of traditional basic services and specialty services.

    Centennial's objective is to continue to enhance its market position as a leading provider of long-term basic and specialty services in selected metropolitan and secondary markets. The Company seeks to control significant components of the non-acute healthcare system in its markets thereby diversifying its sources of revenue and positioning itself to respond to the requirements of a variety of payors. In addition, the Company seeks to increase the range of services it provides within its facilities and tailors its healthcare services to address the specific needs within each of its markets. To meet its objective, the Company is pursuing the following strategies: (i) achieve operating leverage through the continued development of regionally concentrated networks; (ii) implement market-specific operating plans in response to the diverse needs of the Company's metropolitan and secondary markets; (iii) emphasize specialty services to enhance the Company's position as a broad-based provider of healthcare services; (iv) manage operations through sophisticated information systems that enhance efficiency; and (v) pursue strategic acquisitions of long-term care facilities and related service providers.

    Over the last three years, the Company has aggressively grown its operating base through both acquisitions and internal growth. Revenues increased from $41.5 million for the fiscal year ended May 31, 1994 to $246.3 million for the fiscal year ended December 31, 1996, representing a compounded annual growth rate of 99.2%. Licensed available beds increased from 3,470 to 8,113 during the same period, representing a compounded annual growth rate of 38.9%. The Company's revenue quality mix (Medicare, private pay, management fees and other) improved from 41.3% for the fiscal year ended December 31, 1995 to 55.9% for the fiscal year ended December 31, 1996, and the Company's revenues from specialty services increased from 15.1% for the fiscal year ended December 31, 1995 to 34.6% for the fiscal year ended December 31, 1996, reflecting the Company's focus on providing specialty services to higher-acuity patients.

    As part of its growth strategy, the Company regularly reviews possible acquisitions in the long-term care continuum. Effective December 31, 1995, the Company completed an important strategic acquisition by merging with Transitional Health Services, Inc. ("Transitional"), which operated 36 skilled nursing facilities with 3,776 beds in Arkansas, North Carolina, Indiana, Kentucky and Michigan and a contract rehabilitation therapy business (the "Transitional Merger"). Since the Transitional Merger, the Company has expanded its operations through the addition of 11 facility management agreements, the acquisition of two facilities previously managed by the Company and the lease of a rural hospital and three home healthcare offices. Each of these transactions has strengthened the Company's position in its regional markets.

    Centennial is currently pursuing three strategic transactions in its existing markets pursuant to non-binding letters of intent to: (i) acquire the operations of a home healthcare services provider (the "Home Health Acquisition"); (ii) acquire a rehabilitation therapy company (the "Therapy Acquisition"); and (iii) manage a long-term healthcare facility (the "Facility Transaction") (collectively, the "Potential Transactions"). The Potential Transactions, if consummated, would allow the Company to increase its range of services in three markets in which the Company already has a strong operating presence. Each of the Potential Transactions is subject to the negotiation of a definitive agreement and receipt of all necessary consents and approvals.

    Centennial was incorporated in the State of Georgia in 1989. Unless the context otherwise requires, all references in this Prospectus to Centennial or the Company include Centennial HealthCare Corporation and its subsidiaries. Centennial's principal executive office is located at 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346, and its telephone number is (770) 698-9040.

                                  RISK FACTORS

    The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE OFFERING

Common Stock offered by the Company.................  shares
Common Stock to be outstanding after the offering...  shares(1)
Use of proceeds.....................................  Repay the Subordinated Debt ($25.3
                                                      million); redeem the Company's Series E
                                                      Redeemable Preferred Stock ($5.0
                                                      million); repay a portion of the
                                                      amounts outstanding under its Senior
                                                      Credit Facility ($
                                                      million); and repay a portion of the
                                                      Facility Debt ($5.0 million). See "Use
                                                      of Proceeds."
Nasdaq National Market symbol.......................  CTEN

--------------

(1) Based on the number of shares outstanding as of March 1, 1997. Excludes 555,877 shares of Common Stock issuable upon exercise of stock options outstanding as of March 1, 1997, at a weighted average exercise price of
     $         per share. See "Capitalization" and "Management -- Stock Plans."

    EXCEPT AS OTHERWISE SPECIFIED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES:
(I) NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION; (II) A .7143-FOR-1.0 REVERSE STOCK SPLIT WITH RESPECT TO THE COMMON STOCK TO BE EFFECTED PRIOR TO THE COMPLETION OF THE OFFERING (THE "REVERSE STOCK SPLIT"); (III) THE CONVERSION INTO 3,047,326 SHARES OF COMMON STOCK (REFLECTING THE REVERSE STOCK SPLIT) OF ALL OF THE COMPANY'S SPECIAL VOTING COMMON STOCK ON THE CLOSING OF THE OFFERING;
(IV) THE CONVERSION INTO 886,626 SHARES OF COMMON STOCK (REFLECTING THE REVERSE STOCK SPLIT) OF ALL OF THE COMPANY'S SERIES A CONVERTIBLE PREFERRED STOCK AND SERIES B CONVERTIBLE PREFERRED STOCK (TOGETHER, THE "SERIES A AND B PREFERRED
STOCK") ON THE CLOSING OF THE OFFERING; (V) THE CONVERSION INTO          SHARES
OF COMMON STOCK (REFLECTING THE REVERSE STOCK SPLIT) OF ALL OF THE COMPANY'S SERIES C CONVERTIBLE PREFERRED STOCK (THE "SERIES C PREFERRED STOCK") ON THE CLOSING OF THE OFFERING; AND (VI) THE CONVERSION INTO 425,173 SHARES OF COMMON STOCK (REFLECTING THE REVERSE STOCK SPLIT) OF ALL OF THE COMPANY'S SERIES D CONVERTIBLE PREFERRED STOCK (THE "SERIES D PREFERRED STOCK") ON THE CLOSING OF THE OFFERING. SEE "DESCRIPTION OF CAPITAL STOCK" AND "UNDERWRITING." THE OFFERING OF THE SHARES OF COMMON STOCK HEREBY IS REFERRED TO AS THE "OFFERING."

                     SUMMARY FINANCIAL AND STATISTICAL DATA
             (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL DATA)

                                                                       YEARS ENDED MAY 31,    YEARS ENDED DECEMBER
                                                                                                      31,
                                                                       --------------------  ----------------------
                                                                         1994       1995      1995 (1)      1996
                                                                       ---------  ---------  -----------  ---------
STATEMENT OF OPERATIONS DATA:
  Total revenues.....................................................  $  41,499  $  65,218   $  75,226   $ 246,272
  Operating income before net interest expense and equity in income
    (loss) of unconsolidated partnerships............................      4,157      5,758       3,194      14,394
  Equity in income (loss) of unconsolidated partnerships (2).........      4,272        366         449        (108)
  Income before income taxes and minority interest...................      8,560      6,182       3,466       4,470
  Net income.........................................................  $   5,389  $   3,725   $   1,876   $   2,437
  Net income per common share........................................  $    2.20  $    1.40   $    0.70   $    0.05
  Weighted average number of common and common stock equivalents
    outstanding......................................................      2,448      2,668       2,694       4,949

STATISTICAL DATA:
  Facilities owned/leased............................................         14         17          18          54
  Facilities managed.................................................         17         15          21          22
                                                                       ---------  ---------  -----------  ---------
    Total facilities.................................................         31         32          39          76
  Number of beds owned/leased (3)....................................      1,584      2,054       2,131       5,831
  Number of beds managed (3).........................................      1,886      1,603       2,171       2,282
                                                                       ---------  ---------  -----------  ---------
    Total number of beds (3).........................................      3,470      3,657       4,302       8,113
  Percentage of total revenues from:
    Medicare.........................................................        6.3%      12.8%       17.7%       25.6%
    Private pay, management fees and other...........................       20.1       21.7        23.6        30.3
                                                                       ---------  ---------  -----------  ---------
                                                                            26.4%      34.5%       41.3%       55.9%
    Medicaid.........................................................       73.6%      65.5%       58.7%       44.1%
  Percentage of total revenues from:
    Basic services...................................................         --         --        80.4%       63.6%
    Specialty services...............................................         --         --        15.1%       34.6%
    Management fees..................................................         --         --         4.5%        1.8%
  Revenue per patient day (4)........................................         --         --   $  100.30   $  108.91
  Occupancy rate (5).................................................         97%        95%         96%         92%
  Number of rehabilitation therapy contracts (6).....................         22         35          38          58
  Number of rehabilitation therapists (6)(7).........................         82        164         159         434
  Average revenue per rehabilitation contract per month (6)..........  $  53,200  $  48,800   $  50,400   $  52,300
  Number of home healthcare offices..................................         --          2           2           5

                                                                                  DECEMBER 31, 1996
                                                                    ---------------------------------------------
                                                                                                   PRO FORMA
                                                                     ACTUAL    PRO FORMA (8)   AS ADJUSTED (8)(9)
                                                                    ---------  --------------  ------------------
BALANCE SHEET DATA:
  Working capital.................................................  $   8,845    $   18,845        $       --
  Total assets....................................................    204,271       214,271                --
  Long-term debt and subordinated debt, less current maturities...    116,714            --                --
  Preferred stock.................................................     21,305            --                --(10)
  Net shareholders' equity........................................     11,610            --                --

                   See accompanying notes on following page.

(1) During 1995, the Company changed its fiscal year-end from May 31 to December
    31. Accordingly, the Company has restated its operating results for the year ended December 31, 1995.

(2) Includes equity in income (loss) of unconsolidated partnerships for all years. The Company's sale in January 1997 of certain subsidiaries serving as general partners of the unconsolidated partnerships will eliminate this income (loss) going forward. Without giving effect to this income (loss) and its related tax effects, the Company's net earnings would have been $2,699 and $3,634 in years ended May 31, 1994 and 1995, respectively, and $1,607 and $2,500 in the years ended December 31, 1995 and 1996, respectively. See
    Note 6 and Note 7 of the Notes to Consolidated Financial Statements for the years ended December 31, 1995 and 1996 and May 31, 1994 and 1995, respectively and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Represents licensed available beds.

(4) Calculated as net patient service revenues earned at the Company's leased and owned facilities, divided by total patient days for those facilities.

(5) Occupancy is computed by dividing annual patient day census by annual patient days available in licensed available operating beds.

(6) Centennial acquired the rehabilitation therapy service provider that was a party to these contracts and which employed these therapists in the Transitional Merger, effective December 31, 1995.

(7) Represents therapists (includes licensed therapists and rehabilitation technicians) employed by the Company. Of the 58 contracts at December 31, 1996, 20 were with the Company's leased and owned facilities.

(8) Pro forma to give effect to the January 31, 1997 issuance of the Series D Preferred Stock and Series E Redeemable Preferred Stock and 66,109 shares of Common Stock. Also pro forma to give effect to the conversion of the Special Voting Common Stock, the Series A and B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock into shares of Common Stock. Net shareholders' equity includes accrual of dividends on the Series
    C Preferred Stock through            of $           .

(9) As further adjusted to give effect to the sale by the Company of shares of Common Stock offered hereby at an initial offering price of $ per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, the application of estimated net proceeds therefrom, and the sale of 248,415 shares of treasury stock.

(10) Upon the closing of the Offering, the Series C Preferred Stock, which is held by Welsh, Carson, Anderson & Stowe VI, L.P. ("WCAS VI"), WCAS Healthcare Partners, L.P. ("WCAS Healthcare"), CID Equity Capital III, L.P. ("CID Equity") and certain other shareholders, will convert into shares of Common Stock based on the Price to Public. To the extent the Underwriters exercise their over-allotment option, a portion of these shares of Common Stock will be repurchased pro rata at the Price to Public by the Company with the net proceeds from such exercise. See "Risk Factors -- Benefits of the Offering to Certain Directors and Significant Shareholders."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN SHARES OF THE COMMON STOCK OFFERED BY THIS PROSPECTUS. THIS DISCUSSION ALSO IDENTIFIES IMPORTANT CAUTIONARY FACTORS THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN FORWARD-LOOKING STATEMENTS MADE BY, OR ON BEHALF OF, THE COMPANY. IN PARTICULAR, THE COMPANY'S FORWARD-LOOKING STATEMENTS, INCLUDING THOSE REGARDING THE ACQUISITION OF ADDITIONAL LONG-TERM CARE FACILITIES AND RELATED OPERATING COMPANIES, THE ADEQUACY OF THE COMPANY'S CAPITAL RESOURCES AND OTHER STATEMENTS REGARDING TRENDS, COULD BE AFFECTED BY A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING THOSE DESCRIBED BELOW.

    RISKS ASSOCIATED WITH ACQUISITION STRATEGY. The Company intends to expand its business, in part, through the selective acquisition of additional long-term care facility operations and related service providers. The Company's prospects for growth are directly affected by its ability to acquire long-term care facility operations. There can be no assurance that suitable acquisitions will be identified, that acquisitions can be consummated, or that the acquired facility operations can be integrated successfully into the Company's operations. The Company's ability to acquire long-term care facilities will depend, among other factors, upon its ability to obtain financing, government licenses and approvals and upon the competitive environment for acquisitions. The nature of such licenses and approvals, and the timing and likelihood of obtaining them vary widely from state to state, depending upon the facility or operation and the type of services provided. In making acquisitions, the Company competes with other providers, some of which have greater financial resources than the Company. The various risks associated with the Company's acquisition of long-term care facility operations and uncertainties regarding the profitability of such operations may affect the Company's financial performance in any given period. Several of the leased or managed facilities that the Company acquired through the Transitional Merger experienced operating losses in 1996. There can be no assurance that such losses will not continue at some or all of these facilities. Continued losses at these facilities could adversely affect the Company's results of operation or financial condition. In addition, Centennial has entered into three non-binding letters of intent relating to the Potential Transactions. No assurance can be given, however, that the Company will complete any or all of the Potential Transactions or that it will be able to integrate these operations successfully or that such operations will not adversely affect the Company's profitability. See "Business -- Acquisitions and Potential Transactions," "-- Business Strategy," "-- Acquisition Opportunities" and "-- Government Regulation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

    IMPACT OF HEALTHCARE REFORM AND LIMITS ON GOVERNMENT REIMBURSEMENT AND OTHER PAYMENTS. Both the federal government and various states are considering proposals to limit the amounts of funding available for various healthcare services. Proposals have been introduced in Congress to reduce the rate of Medicare growth through cost saving measures, including proposals to pay providers of home healthcare and long-term care providers on a prospective payment system similar to the DRG system under which hospitals are reimbursed for acute care services. Proposals have also been made to limit Medicare reimbursement for speech and occupational therapy services, which could have an adverse effect on the Company. Proposals to fund the Medicaid program through federal block grants, if adopted by Congress, would likely result in a revision of existing state Medicaid programs resulting in new requirements and/or payment rates. Medicare and Medicaid certification is a critical factor contributing to the revenues and profitability of long-term care facilities and home healthcare providers. Changes in certification and participation requirements of the Medicare and Medicaid programs have restricted, and are likely to continue to further restrict, eligibility for reimbursement under those programs. Failure to obtain and maintain Medicare and Medicaid certification at the Company's current and newly acquired facilities could result in significant loss of revenue. In addition, private payors, including managed care payors, increasingly are demanding that providers accept discounted fees or assume all or a portion of the financial risk for the delivery of healthcare services. Such measures may include capitated payments whereby the Company is responsible for providing, for a fixed fee, all services needed by certain patients. Capitated payments can result in significant losses if patients require expensive treatment not adequately covered by the capitated rate. Efforts to impose reduced payments, greater discounts and more stringent cost controls by government and other payors are expected to continue. The Company is unable to predict what reform proposals or reimbursement limitations will be adopted in the future or the effect such changes will have on its operations. No assurance can be given that such reforms will not have a material adverse effect on the Company. See "Business -- Source of Revenues and Payor Mix" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    GOVERNMENT REGULATION. The federal government and all states in which the Company operates regulate various aspects of its business. Various federal and state laws regulate relationships among providers of services, including employment or service contracts and investment relationships. The operation of home healthcare providers and long-term care facilities and the provision of services are also subject to federal, state and local laws relating to, among other things, the adequacy of medical care, distribution of pharmaceuticals, equipment, personnel, operating policies, fire prevention and compliance with building codes. Long-term care facilities are also subject to periodic inspection to assure continued compliance with various standards and licensing requirements under state law. The failure to obtain or renew any required regulatory approvals or licenses could adversely affect the Company's growth and could prevent it from offering its existing or additional services. In addition, healthcare is an area of extensive and frequent regulatory change. Changes in the laws or new interpretations of existing laws can have a significant effect on methods and costs of doing business and amounts of payments received from governmental and other payors. The Company's operations could be adversely affected by, among other things, regulatory developments such as mandatory increases in the scope and quality of care to be afforded patients and revisions in licensing and certification standards. Government regulators recently announced plans to impose new regulations on home healthcare providers and to increase regulatory enforcement activities. The Company at all times attempts to comply with all applicable laws; however, there can be no assurance that administrative or judicial interpretation of existing laws or regulations will not have a material adverse effect on the Company's operations or financial condition. Also, there can be no assurance that federal, state or local laws or regulatory procedures which might adversely affect the Company's business, financial condition, results of operations or prospects will not be expanded or imposed. Most states have adopted certificate of need ("CON") or similar laws that generally require that the appropriate state agency approve certain acquisitions and determine that a need exists for certain new services, the addition of beds and capital expenditures or other changes. To the extent that CON or other similar approvals are required for expansion of the Company's operations, either through facility acquisitions or expansion or provision of new services or other changes, such expansion could be adversely affected by the failure or inability to obtain the necessary approvals, changes in standards applicable to such approvals and possible delays and expenses associated with obtaining such approvals. CON laws are also subject to being repealed or modified which could increase competition by lowering competitors' barriers to enter certain markets. Healthcare facilities receiving government reimbursement are also subject to periodic audits of amounts received through such reimbursement programs. There can be no assurance that any amounts required to be repaid by the Company as a result of any such audit will not exceed reserves or provisions established for such contingencies. See "Business -- Government Regulation."

    CONCENTRATION OF FACILITIES IN CERTAIN STATES. At March 1, 1997, the Company operated 33 owned or leased facilities with 3,341 beds and managed 12 facilities with 1,312 beds in the states of North Carolina, Michigan and Indiana, representing 57% of the Company's owned or leased beds and 52% of the Company's managed beds, respectively. This concentration of facilities in these states makes the Company vulnerable to changes in federal or state legislation or budgetary controls that may negatively impact the amount and method of Medicaid payments by such states and to increased competition.

There can be no assurance that increased competition, changes in the laws, regulations, agency procedures or budgetary controls relating to the Medicaid program in such states, if enacted or adopted, would not have a material adverse effect on the Company. See "Business -- Facilities."

    COMPETITION. The long-term care industry is highly competitive, and the Company faces direct competition for the acquisition and/or management of facilities. In turn, its facilities face competition for employees and patients. Some of the Company's present and potential competitors are significantly larger and have or may obtain greater financial and marketing resources than those of the Company. The Company competes for patients with other long-term care facilities and, to a lesser extent, with acute care hospitals, physician practice groups, home healthcare providers, community-based service programs, retirement communities and assisted living centers. In addition, competition may increase from new market entrants, including companies focusing primarily on specific components of the Company's various services. There can be no assurance that the Company will not encounter increased competition in the future, which could limit its ability to attract patients or expand its business and could have a material adverse effect on its business or decrease its market share. See "Business -- Competition."

    LEVERAGE.  The Company's long-term debt obligations, after giving effect to
the use of proceeds from the Offering, will total approximately $   million,
including the Senior Credit Facility, Facility Debt, capital lease obligations and other debt characterized as long-term. The Company is also the lessee under long-term operating leases for long-term care facilities, equipment and office space which had aggregate rent payments of $19.9 million in 1996 and which generally provide for annual rent increases and payment by the Company of taxes, insurance and other obligations. After giving effect to the use of proceeds from the Offering, the Company's total shareholders' equity will be $ million. The degree to which the Company is and will be leveraged and subject to significant lease obligations could have important consequences to the Company, including limiting the Company's ability to obtain additional financing in the future for working capital, capital expenditures, facility acquisitions, expansions or developments and/or the refinancing of existing debt. In addition, a substantial portion of the Company's cash flows from operations may be dedicated to the payment of principal and interest on its indebtedness and rent expense, thereby reducing the funds available to the Company for its operations and to support its growth. Certain of the Company's current debt and lease agreements contain cross-collateral and cross-default provisions and financial and other restrictive covenants, including restrictions on the incurrence of additional indebtedness, the creation of liens, the payment of dividends and the sale of assets. Certain lenders to lessors of the Company's leased facilities have rights upon default in lease provisions that could adversely affect the Company's rights to continue as lessee. There can be no assurance that the Company's operating results will be sufficient to support the payment of the Company's indebtedness and rent expense. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Facilities."

    REVENUES FROM MANAGED FACILITIES. Income from managing long-term facilities pursuant to management agreements between the Company and certain affiliated or third parties presently comprises a material portion of the Company's net income. All management agreements may be terminated only for cause, except for five agreements with public limited partnerships that may be terminated upon sixty days notice. In most instances, management fees are subordinate to debt service payments and the managed facilities could be subject to foreclosure by lenders. The terms of these management agreements range from five to 20 years, and contain renewal provisions. The loss of these management agreements could have a material adverse effect on the Company.

    DEPENDENCE ON KEY PERSONNEL. The Company believes that it has benefited substantially from the leadership of J. Stephen Eaton, the Company's Chairman of the Board, Chief Executive Officer and President, and that the loss of his services would have a material adverse effect on the Company's business and future operations. The Company's success and its growth strategy also depend upon the continued contributions of the Company's other executive management including, Alan C. Dahl, Kent C.

Fosha, Sr. and Randall J. Bufford. See "Management -- Executive Officers, Key Employees and Directors."

    STAFFING ISSUES. The Company's growth strategy is dependent in large part on its ability to attract and retain management, marketing and other personnel at its facilities. The Company competes with general acute care hospitals, rehabilitation facilities, nursing homes, ambulatory care facilities and other providers for the services of registered nurses, therapists and other professional personnel. From time to time, there have been shortages in the supply of available registered nurses, certified nursing assistants and various types of therapists. There can be no assurance that the Company will be able to attract and retain the qualified personnel necessary for its business and planned growth. The long-term care industry is experiencing increased union activities that could have a material adverse effect by requiring the Company to negotiate higher wages and/or benefits for its employees. Increases in the minimum wage could also have a material adverse effect on the Company. See "Business -- Personnel."

    POTENTIAL CONFLICTS OF INTEREST. Mr. Eaton owns all of the outstanding stock of certain corporations, formerly indirect subsidiaries of the Company, that serve as general partners of partnerships owning five facilities managed by the Company. In this corporate general partner role, Mr. Eaton, acting on behalf of such corporations, could have a conflict of interest with Centennial with respect to these management agreements. See "Certain Transactions."

    BENEFITS OF THE OFFERING TO CERTAIN DIRECTORS AND SIGNIFICANT
SHAREHOLDERS. Certain partnerships for which two of the Company's directors serve as general partners of the sole general partner hold over 96.2% of the Subordinated Debt, 82.3% of the Series C Preferred Stock and 88.5% of the Series E Redeemable Preferred Stock. These two directors also hold in their individual capacities 716 shares of Series C Preferred Stock which is convertible into shares of Common Stock upon the closing of the Offering. The Company plans to use a portion of the proceeds of the Offering to repay the Subordinated Debt and redeem the Series E Redeemable Preferred Stock and, to the extent that additional net proceeds attributable to the sale of shares of Common Stock pursuant to the exercise of the Underwriters' over-allotment option are realized, to acquire at the Price to Public shares of Common Stock pro rata from certain former holders of the Series C Preferred Stock in accordance with a stock repurchase agreement (the "Stock Repurchase Agreement") among the Company and certain former holders of the Series C Preferred Stock (the "Former Holders"). If the Underwriters exercise their over-allotment option in full, the
Company will repurchase        shares of Common Stock from the Former Holders.
This contemplated use of proceeds will directly benefit the two directors individually, as well as these partnerships and the two directors as general partners thereof. See "Use of Proceeds" and "Certain Transactions."

    LIABILITY AND INSURANCE. The provision of healthcare services entails an inherent risk of liability. In recent years, long-term care providers have become subject to an increasing number of lawsuits alleging medical malpractice, wrongful death, wrongful termination of employment or other related legal theories, many of which involve large claims and significant defense costs. It is expected that the Company from time to time will be subject to such suits as a result of the nature of its business. The Company currently maintains liability insurance intended to cover such claims which it believes is in keeping with industry standards. There can be no assurance, however, that claims in excess of the Company's insurance coverage or claims not covered by the Company's insurance coverage (e.g., claims for punitive damages) will not arise. A successful claim against the Company in excess of the Company's insurance coverage could have a material adverse effect upon the Company and its financial condition. Claims against the Company, regardless of their merit or eventual outcome, may also have a material adverse effect upon the Company's ability to attract patients or expand its business. In addition, the Company's insurance policies must be renewed annually. There can be no assurance that the Company will be able to obtain liability insurance coverage in the future on acceptable terms, if at all. See "Business -- Insurance."

    SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS. Sales of Common Stock in the public market following the Offering could adversely affect prevailing market prices. Several of the Company's principal shareholders hold a significant portion of the Company's outstanding Common Stock and a decision by one or more of these shareholders to sell their shares could adversely affect
the market price of the Common Stock. Holders of          shares of Common Stock
which will be outstanding upon the completion of the Offering have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated (the "Lock-up Agreements"). Subject to the foregoing restrictions, commencing 90 days following the date of this Prospectus, shares of Common Stock will become eligible for sale pursuant to Rule 144 promulgated under the Securities Act ("Rule 144"), subject to compliance with the volume limitation and other requirements of Rule 144 or compliance with Rule 701 promulgated under the Securities Act ("Rule 701") with respect to shares issuable upon exercise of options and one or more registration statements on Form S-8 (as described below). Additional shares of Common Stock, including additional shares issuable upon the exercise of options, will also become eligible for sale in the public market from time to time in the future. In addition, the Company intends to register on Form S-8, within 30 days after the
date of this Prospectus or as soon as practicable, a total of          shares of
Common Stock which are subject to outstanding options or reserved for issuance under Centennial's stock option plans. After 180 days from the date of this
Prospectus, certain shareholders, who hold approximately          shares of
Common Stock, will be entitled to certain demand and piggyback registration rights with respect to such shares. If these shareholders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price for the Common Stock. See "Management -- Stock Plans," "Shares Eligible for Future Sale -- Registration Rights" and "Underwriting."

    DILUTION. The existing shareholders of the Company acquired their shares of Common Stock at an average cost substantially below the offering price set forth on the cover page of this Prospectus. Accordingly, purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution in pro forma net tangible book value per share of approximately $
(assuming a public offering price of $     per share). See "Dilution."

    CONTROL BY EXECUTIVE OFFICERS AND DIRECTORS. Upon completion of the Offering, the Company's executive officers and directors and their affiliates
will beneficially own approximately           % of the outstanding shares of the
Common Stock and a right to purchase an additional           % of the
outstanding Common Stock through the exercise of currently exercisable options
(          % and           %, respectively, if the Underwriters' over-allotment
option is exercised in full). As a result, these shareholders, acting together, would be able to exert substantial influence over the Company and matters requiring approval by the shareholders of the Company, including the election of the directors. The voting power of these shareholders under certain circumstances could have the effect of delaying or preventing a change in control of the Company. See "Management" and "Principal Shareholders."

    POTENTIAL ANTI-TAKEOVER EFFECTS OF ARTICLES AND BYLAW PROVISIONS, THE GEORGIA ACT AND EMPLOYMENT AGREEMENTS. Certain provisions of Georgia law and certain provisions of the Company's Third Amended and Restated Articles of Incorporation (the "Articles") and the Company's Bylaws (the "Bylaws") could delay or impede the removal of incumbent directors and could make it more difficult for a third-party to acquire, or could discourage a third-party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. The Articles and Bylaws impose various procedural and other requirements (including a staggered board of directors, a shareholder rights plan and the issuance of preferred stock as described below) that could make it more difficult for shareholders to effect certain corporate actions. The Articles give the Company's Board of Directors the authority to issue up to 50 million shares of preferred stock and to determine the price, rights, preferences and restrictions, including the voting rights of such shares, without any further vote or action by the Company's shareholders. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of any preferred stock issued in the future. The Company has no current plans to issue such preferred stock. The "fair price" and "business combinations" statutes under Georgia law may restrict certain business combinations by interested shareholders. See "Description of Capital Stock -- Certain Provisions of the Articles, Bylaws and Georgia Law." The Company's executive officers have entered into employment agreements with the Company which contain change in control provisions. The change in control provisions may hinder, delay, deter or prevent a tender offer, proxy contest or other attempted takeover because the covered employees can terminate their employment and receive payments for twelve to 24 months after termination pursuant to their respective agreements. See "Management -- Employment Agreements and Change of Control Arrangements."

    ABSENCE OF PREVIOUS MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICES; OFFERING PRICE DETERMINED BY NEGOTIATION. Prior to the Offering, there has been no public market for the Common Stock, and although the Common Stock has been approved for quotation on the Nasdaq National Market, there can be no assurance that an active trading market will develop or be sustained after the Offering. After completion of the Offering, the market price of the Common Stock could be subject to significant fluctuations in response to various factors and events, including the depth and liquidity of the market for the Common Stock, variations in the Company's operating results, litigation, new statutes or regulations or changes in the interpretation of existing statutes or regulations affecting the healthcare industry generally or the long-term care business in particular or changes in general market conditions. The Company, in negotiation with the representatives of the Underwriters, has determined the public offering price based on the historical performance of the Company, its projected future performance and the market conditions as they exist on the date of this Prospectus. There may be no relationship between the offering price of the Common Stock and the price at which the Common Stock will trade after completion of the Offering. See "Underwriting."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the         shares of
Common Stock offered by the Company are estimated to be $    million ($
million if the Underwriters' over-allotment option is exercised in full),
assuming an initial offering price of $    per share and after deducting
estimated underwriting discounts and commissions and Offering expenses.

    The Company intends to use the net proceeds of the Offering to repay two subordinated promissory notes accruing interest at 10.8% and 11.7% per annum (the "Subordinated Debt") ($25.3 million); to redeem the Series E Redeemable Preferred Stock (the "Series E Redeemable Preferred Stock") ($5.0 million); to repay a portion of the outstanding principal balance of its Senior Credit
Facility (as defined below) ($    million); and to repay a portion of the debt
on facilities owned by the Company (the "Facility Debt") ($5.0 million). Amounts repaid under the Company's Senior Credit Facility with CoreStates Bank, N.A. ("CoreStates") as agent (the "Senior Credit Facility") are available for reborrowing for acquisitions and general corporate purposes.

    Upon the closing of the Offering, the Series C Preferred Stock, which is held by WCAS VI, WCAS Healthcare, CID Equity and certain other shareholders, will convert into shares of Common Stock based on the Price to Public. To the extent the Underwriters exercise their over-allotment option, a portion of these shares of Common Stock will be repurchased at the Price to Public by the Company with the net proceeds from such exercise. Assuming exercise in full of the
Underwriters' over-allotment option, $         million of the net proceeds from
such exercise will be used to repurchase at the Price to Public shares of Common Stock pro rata from the Former Holders.

    The terms of the Senior Credit Facility require that the Company use 50% of the net cash proceeds of the Offering, after the elimination of the Subordinated Debt and the redemption of the Series E Redeemable Preferred Stock, to repay a portion of the outstanding principal balance of the Senior Credit Facility. The Senior Credit Facility provides for advances to the Company of up to a maximum of $65.0 million and is repayable in 15 quarterly installments beginning on March 15, 1999, with repayment in full on or before September 30, 2002, if not earlier accelerated. Amounts outstanding under the Senior Credit Facility accrue interest at varying rates applicable at the time of each advance. The Company can elect a rate tied to either the prime rate of CoreStates or LIBOR, each increased by the "applicable margin," as defined in the Senior Credit Facility, which is dependent upon the ratio of debt to earnings before interest, taxes, depreciation, amortization and operating lease expense. The Company has approximately $47.0 million borrowed and currently outstanding under the Senior Credit Facility bearing interest at a weighted average rate of 8.1% per annum. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Pending such uses, the net proceeds will be invested in short-term, investment-grade interest-bearing securities.

                                DIVIDEND POLICY

    Since inception, the Company has not declared or paid any cash dividends on its Common Stock. The Company has paid dividends on the Series A Preferred Stock since April 1, 1993 and the Series B Preferred Stock since the third fiscal quarter of 1993 and dividends have accrued on the Series C Preferred Stock since January 5, 1996. In addition, the Company has paid dividends on the Series E Redeemable Preferred Stock since January 31, 1997. The Company will no longer pay or accrue dividends to the holders of such Preferred Stock upon the completion of the Offering as a result of the conversion of such Preferred Stock into Common Stock or the redemption of such Preferred Stock. The Company issued a stock dividend, effective January 6, 1996, to all of its shareholders and optionholders as a condition to the Transitional Merger. In lieu of cash dividends on its Common Stock, the Company intends to retain earnings to finance operations and expand the Company's business. Additionally, the terms of certain credit facilities the Company has with its lenders, including the Senior Credit Facility, restrict the payment of cash dividends to the holders of Common Stock. The payment of any cash dividends on the Common Stock is unlikely in the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company: (i) as of December 31, 1996; (ii) on a pro forma basis to give effect to the January 31, 1997 issuance of the Series D Preferred Stock, Series E Redeemable Preferred Stock and 66,109 shares of Common Stock and the subsequent conversion of the Special Voting Common Stock, Series A and B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock into Common Stock; and (iii) on an as
adjusted basis to reflect the sale by the Company of         shares of Common
Stock offered hereby at an initial offering price of $        per share,
including the sale of 248,415 shares of treasury stock, and the application of the estimated net proceeds therefrom as described in "Use of Proceeds."

                                                                               AS OF DECEMBER 31, 1996
                                                                    ---------------------------------------------
                                                                                                  PRO FORMA AS
                                                                     ACTUAL    PRO FORMA (1)      ADJUSTED (1)
                                                                    ---------  --------------  ------------------
                                                                          (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term debt:
Senior Credit Facility............................................  $  47,000  $     47,000                --
Subordinated Debt (2).............................................     24,357        24,357                --
Facility Debt.....................................................     26,139        26,139                --
Obligations under capital leases less current maturities..........     18,521        18,521                --
Other debt........................................................        697           697                --
                                                                    ---------  --------------      ----------
    Total long-term debt..........................................    116,714       116,714                --
                                                                    ---------  --------------      ----------
Preferred Stock:
Series A Preferred Stock, par value $11.01 per share; 205,541 shares authorized and outstanding, actual; no shares outstanding,
 pro forma and pro forma as adjusted..............................      2,187            --                --
Series B Preferred Stock, par value $8.7377 per share; 328,892 shares authorized and outstanding, actual; no shares outstanding,
 pro forma and pro forma as adjusted..............................      2,691            --                --
Series C Preferred Stock, par value $1.00 per share; 144,086 shares authorized and outstanding, actual; no shares outstanding,
 pro forma and pro forma as adjusted..............................     16,427            --                --
Series D Preferred Stock, par value $1.00 per share; 50,000 shares authorized and outstanding, actual; no shares outstanding, pro
 forma and pro forma as adjusted..................................         --            --                --
Series E Redeemable Preferred Stock, par value $1.00 per share;
 50,000 shares authorized and outstanding, actual;     shares
 issued and outstanding, pro forma; no shares outstanding, pro
 forma as adjusted................................................         --            --                --
                                                                    ---------  --------------      ----------
      Total preferred stock.......................................     21,305            --                --
                                                                    ---------  --------------      ----------
Shareholders' equity:
Common stock, $.01 par value per share; 50,000,000 shares
 authorized;             shares issued and outstanding, actual;
          shares issued and outstanding, pro forma;
 shares issued and outstanding, pro forma as adjusted.............         21            --                --
Special voting common stock, no par value; 5,000,000 shares
 authorized; 3,046,205 shares issued and outstanding actual; no
 shares outstanding, pro forma and pro forma as adjusted..........         --            --                --
Paid-in capital...................................................      5,707            --                --
Retained earnings.................................................      7,897            --                --
  Less: treasury stock (248,415 shares actual; none as
    adjusted).....................................................     (1,487)           --                --
                                                                    ---------  --------------      ----------
                                                                       12,138            --                --
    Note receivable from shareholder..............................                       --                --
                                                                    ---------  --------------      ----------
      Net shareholders' equity....................................     11,610            --                --
                                                                    ---------  --------------      ----------
        Total capitalization......................................  $ 149,629  $         --    $           --
                                                                    ---------  --------------      ----------
                                                                    ---------  --------------      ----------

------------------

(1) Includes accrual of dividends on the Series C Preferred Stock through
               of $         . The accrual of dividends has been included as a
    charge to Retained Earnings.

(2) Subordinated Debt is shown net of a discount on issuance of $942,603.

                                    DILUTION

    The historical net tangible book value of the Company at December 31, 1996
was approximately $              , or approximately $              per share.
The pro forma net tangible book value of the Company at December 31, 1996 was
approximately $              , or approximately $              per share. Pro
forma net tangible book value per share represents the amount of total assets, excluding intangibles (excess of cost over fair value of net assets acquired), less total liabilities, divided by the aggregate number of shares of Common Stock outstanding as of December 31, 1996 (on a pro forma basis after giving effect to the conversion of the Special Voting Common Stock, Series A and B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock into shares of Common Stock and the issuance of the Series E Redeemable Preferred Stock). Dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering and the pro forma net tangible book value per share of Common Stock immediately after completion of the Offering. After giving effect to the sale of shares of Common Stock in the Offering and the application of the net proceeds therefrom as described in "Use of Proceeds," and after deducting the estimated underwriting discounts and offering expenses to be paid by the Company, the pro forma net tangible book value of the Company at December 31, 1996 would have
been $              , or $              per share of Common Stock. This
represents an immediate increase in net tangible book value per share of
$              to existing shareholders and an immediate dilution in net
tangible book value of $              per share to new investors purchasing
shares in the Offering. Investors participating in the Offering will incur immediate dilution. The following table illustrates the per share dilution:

Initial public offering price per share..................             $      --
  Historical net tangible book value per share...........  $      --
  Pro forma net tangible book value per share at December
    31, 1996.............................................         --
    Increase per share attributable to new investors.....         --
                                                           ---------
Pro forma net tangible book value per share after the
  Offering...............................................                    --
                                                                      ---------
Dilution per share to new investors......................             $      --
                                                                      ---------
                                                                      ---------

    The following table sets forth, on a pro forma basis, as of December 31, 1996 (giving pro forma effect to the conversion of the Special Voting Common Stock, Series A and B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock into Common Stock and the issuance of the Series E Redeemable Preferred Stock as of such date), the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing shareholders and by the new investors purchasing shares of Common Stock from the Company in the Offering (before deducting underwriting discounts and estimated offering expenses):

                                                     SHARES PURCHASED (1)      TOTAL CONSIDERATION
                                                    -----------------------  -----------------------  AVERAGE PRICE
                                                      NUMBER      PERCENT      AMOUNT      PERCENT      PER SHARE
                                                    -----------  ----------  -----------  ----------  -------------
Existing shareholders.............................           --         --   $        --         --    $        --
New investors.....................................           --         --            --         --    $        --
                                                    -----------      -----   -----------      -----
      Total.......................................           --      100.0%  $        --      100.0%
                                                    -----------      -----   -----------      -----
                                                    -----------      -----   -----------      -----

------------------

(1) The foregoing tables assume no exercise of options outstanding at December 31, 1996. As of December 31, 1996, there were outstanding options to purchase 555,877 shares of Common Stock at a weighted average exercise price
    of $              per share. To the extent that outstanding options are
    exercised in the future, there will be further dilution to new investors. See "Management -- Stock Plans" and Note 11 to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table summarizes certain selected consolidated financial data and is qualified by reference to and should be read in conjunction with the Consolidated Financial Statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The selected consolidated financial data for the years ended December 31, 1995 and December 31, 1996, has been derived from the Company's Consolidated Financial Statements, which have been audited by Coopers & Lybrand L.L.P., independent accountants. The selected financial data for the years ended May 31, 1992, 1993, 1994 and 1995 has been derived from the Company's Consolidated Financial Statements, which have been audited by BDO Seidman, LLP, independent accountants.

                                                                                                         YEARS ENDED DECEMBER
                                                                        YEARS ENDED MAY 31,                      31,
                                                             ------------------------------------------  --------------------
                                                               1992       1993       1994       1995       1995       1996
                                                             ---------  ---------  ---------  ---------  ---------  ---------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net patient service revenues.............................  $      --  $   6,863  $  38,115  $  61,856  $  71,862  $ 241,814
  Management fee and other revenues........................      2,669      4,435      3,384      3,362      3,364      4,458
                                                             ---------  ---------  ---------  ---------  ---------  ---------
      Total revenues.......................................      2,669     11,298     41,499     65,218     75,226    246,272
  Facility operating expenses..............................         --      5,331     29,510     48,872     58,566    195,216
  Lease expense............................................         67        927      4,823      6,901      7,701     19,901
  Corporate administrative costs...........................      1,567      3,004      2,927      3,396      5,027     11,400
  Depreciation and amortization............................         28         48         82        290        738      5,361
                                                             ---------  ---------  ---------  ---------  ---------  ---------
      Operating income before net interest expense and
        equity in income (loss) of unconsolidated
        partnerships.......................................      1,007      1,988      4,157      5,759      3,194     14,394
  Interest income (expense), net...........................        (23)        31        131         57       (177)    (9,816)
  Equity in income (loss) of unconsolidated partnerships...       (421)    (2,765)     4,272        366        449       (108)
                                                             ---------  ---------  ---------  ---------  ---------  ---------
      Income (loss) before income taxes and minority
        interest...........................................        563       (746)     8,560      6,182      3,466      4,470
  Provision (benefit) for income taxes.....................        233       (160)     3,171      2,250      1,389      1,850
                                                             ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) before minority interest...................  $     330  $    (586) $   5,389  $   3,932  $   2,077  $   2,620
  Minority interest in net income of subsidiary............         --         --         --       (207)      (201)      (183)
                                                             ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss)........................................  $     330  $    (586) $   5,389  $   3,725  $   1,876  $   2,437
                                                             ---------  ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------  ---------

  Net income (loss) per common share.......................  $     .15  $    (.25) $    2.20  $    1.40  $     .70  $     .05
                                                             ---------  ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------  ---------
  Weighted average number of common and common stock
    equivalents outstanding................................      2,189      2,348      2,448      2,668      2,694      4,949


                                                                                                         YEARS ENDED DECEMBER
                                                                        YEARS ENDED MAY 31,                      31,
                                                             ------------------------------------------  --------------------
                                                               1992       1993       1994       1995       1995       1996
                                                             ---------  ---------  ---------  ---------  ---------  ---------
                                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital..........................................  $     724  $   4,208  $   5,540  $   4,805  $   3,984  $   8,845
  Total assets.............................................      2,122      4,392     14,172     25,499    155,018    204,271
  Long-term debt and subordinated debt, less current
    maturities.............................................        176        264        676      4,558     83,559    116,714
  Preferred stock (1)......................................         --      1,650      4,300      9,187     19,455     21,305
  Net shareholders' equity (deficit).......................      1,355     (1,051)     1,527      2,082     10,869     11,610

------------------

(1) Carried at estimated redemption value with accretion of dividends charged against shareholders' equity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONNECTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO INCLUDED ELSEWHERE IN THE PROSPECTUS. DURING 1995, THE COMPANY CHANGED ITS FISCAL YEAR-END FROM MAY 31 TO DECEMBER 31. ACCORDINGLY, THE COMPANY HAS RESTATED ITS OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 1995 FOR PRESENTATION PURPOSES. REFERENCES TO FISCAL PERIODS FOR THE COMPANY ARE FOR CALENDAR YEARS ENDING DECEMBER 31 UNLESS OTHERWISE NOTED. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS."

OVERVIEW

    COMPANY BACKGROUND

    Prior to January 1993, the Company's primary growth strategy focused on obtaining long-term management contracts for facilities, including, in some cases, a right of first refusal to acquire the facilities. These management contracts allowed the Company to establish a profitable base of operations providing cash flow without requiring significant capital. The Company invested its cash flow into developing its management infrastructure, including attracting quality management personnel at the corporate and facility level and developing a sophisticated information system to support and enhance its growth. In many cases, the Company assumed management responsibilities for facilities that were producing operating losses or were generally underperforming and, in some cases, had a history of licensure and regulatory problems. After assuming management of these facilities, the Company improved financial performance and facility operations, and enhanced the quality of patient care, thereby bringing all of these facilities into regulatory compliance.

    TRANSITION TO OWNER/OPERATOR

    In 1993, the Company expanded its strategy to include the acquisition of facilities and their operations through direct ownership or facility leases. The Company's managed facilities represented strong candidates for acquisition by Centennial, because the Company's information systems and management strategies had already been implemented at these facilities.

    The following table illustrates the Company's shift from managed toward owned and leased facilities:

                                                                     AT MAY 31,               AT DECEMBER 31,
                                                           -------------------------------  --------------------
                                                             1993       1994       1995       1995       1996
                                                           ---------  ---------  ---------  ---------  ---------
Number of facilities:
  Owned..................................................          0          0          1          2          8
  Leased.................................................          1         14         16         16         46
                                                           ---------  ---------  ---------  ---------  ---------
    Subtotal.............................................          1         14         17         18         54
  Managed................................................         29         17         15         21         22
                                                           ---------  ---------  ---------  ---------  ---------
    Total................................................         30         31         32         39         76
                                                           ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------

Number of licensed available beds:
  Owned..................................................          0          0        154        231        837
  Leased.................................................        296      1,584      1,900      1,900      4,994
                                                           ---------  ---------  ---------  ---------  ---------
    Subtotal.............................................        296      1,584      2,054      2,131      5,831
  Managed................................................      3,050      1,886      1,603      2,171      2,282
                                                           ---------  ---------  ---------  ---------  ---------
    Total................................................      3,346      3,470      3,657      4,302      8,113
                                                           ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------

    INCREASED EMPHASIS ON SPECIALTY SERVICES

    The Company seeks to expand the provision of specialty services at its facilities in order to serve higher acuity patients. Historically, many of the Company's facilities provided only basic services and limited specialty services to their patients. Beginning in 1993, the Company emphasized new specialty services and expanded existing services.

    Centennial's revenues are derived primarily from providing basic and specialty services through local healthcare delivery networks and management of these networks. The Company's basic services include skilled nursing and support, housekeeping, laundry, dietary, recreational and social services. Specialty services include comprehensive rehabilitation therapy (including physical, occupational and speech therapy), respiratory therapy, ventilator care, infusion therapy, wound care, home healthcare and other subacute and specialty services. The Company's growth in revenues is attributable to three principal factors: (i) expansion of specialty services in markets served by the Company's owned, leased and managed facilities; (ii) improved payor mix and operational performance; and (iii) the strategic acquisition of long-term healthcare facilities and related healthcare businesses. As a result of the Transitional Merger and these efforts, the Company has significantly increased its revenues from specialty services:

                                                                                 YEARS ENDED DECEMBER 31,
                                                                       --------------------------------------------
                                                                               1995                   1996
                                                                       --------------------  ----------------------
                                                                                  (DOLLARS IN THOUSANDS)
Revenues:
  Basic services.....................................................  $  60,479       80.4% $   156,656       63.6%
  Specialty services.................................................     11,383       15.1       85,158       34.6
  Management fees....................................................      3,364        4.5        4,458        1.8
                                                                       ---------  ---------  -----------  ---------
    Total............................................................  $  75,226      100.0% $   246,272      100.0%
                                                                       ---------  ---------  -----------  ---------
                                                                       ---------  ---------  -----------  ---------

    IMPROVEMENT IN PAYOR MIX AND OPERATIONAL PERFORMANCE

    The Company's focus on higher acuity patients and increased emphasis on providing specialty services has enabled the Company to improve its payor mix. In particular, the percentage of revenues for Medicare has increased from 3.0% for the fiscal year ended May 31, 1993 to 25.6% for the fiscal year ended December 31, 1996. The Company's percentages of revenues from various payors are as follows:

                                                                                               YEARS ENDED DECEMBER
                                                                 YEARS ENDED MAY 31,                   31,
                                                          ----------------------------------  ----------------------
                                                             1993        1994        1995        1995        1996
                                                          ----------  ----------  ----------  ----------  ----------
Medicare................................................        3.0%        6.3%       12.8%       17.7%       25.6%
Private pay, management fees and other..................       43.6        20.1        21.7        23.6        30.3
                                                              -----       -----       -----       -----       -----
                                                               46.6        26.4        34.5        41.3        55.9
Medicaid................................................       53.4        73.6        65.5        58.7        44.1
                                                              -----       -----       -----       -----       -----
    Total...............................................      100.0%      100.0%      100.0%      100.0%      100.0%
                                                              -----       -----       -----       -----       -----
                                                              -----       -----       -----       -----       -----

    The Company's percentages of census from various payors are as follows:

                                                                              YEARS ENDED DECEMBER 31,
                                                                     ------------------------------------------
                                                                       1993       1994       1995       1996
                                                                     ---------  ---------  ---------  ---------
Census data by payor type (1):
  Medicare.........................................................        2.4%       3.5%       6.8%       8.6%
  Private pay, other...............................................        9.8       14.0       20.8       23.9
                                                                     ---------  ---------  ---------  ---------
                                                                          12.2%      17.5%      27.6%      32.5%
  Medicaid.........................................................       87.8%      82.5%      72.4%      67.5%

------------------

(1) Census data is computed by dividing total patient days by particular payor type by total patient days for all payor types.

    The Company closely monitors the following key measures of operational performance at its leased and owned facilities:

                                                                              YEARS ENDED DECEMBER 31,
                                                                     ------------------------------------------
                                                                       1993       1994       1995       1996
                                                                     ---------  ---------  ---------  ---------
Revenue per patient day (1)........................................         --     $87.35  $  100.30  $  108.91
Occupancy rate (2).................................................         96%        97%        96%        92%
Number of rehabilitation therapy contracts (3).....................         20         25         38         58
Number of rehabilitation therapists (3)(4).........................         53         94        159        434
Average revenue per rehabilitation contract per month (3)..........  $  57,900  $  46,600  $  50,400  $  52,300
Number of home healthcare offices..................................         --         --          2          5

------------------

(1) Calculated as net patient service revenues earned at the Company's leased and owned facilities, divided by total patient days for those facilities. During the first nine months of 1993, Centennial had only one leased facility and that facility was located in the District of Columbia. The District of Columbia's Medicaid reimbursement rate greatly exceeds the national average.

(2) Occupancy is computed by dividing annual patient day census by annual patient days available in licensed available operating beds.

(3) Centennial acquired the rehabilitation therapy service provider that was a party to these contracts and which employed these therapists in the Transitional Merger, effective December 31, 1995.

(4) Represents therapists (includes licensed therapists and rehabilitation technicians) employed by the Company. Of the 58 contracts at December 31, 1996, 20 were with the Company's leased and owned facilities.

    STRATEGIC ACQUISITIONS

    Effective December 31, 1995, the Company acquired all of the issued and outstanding capital stock of Transitional through the Transitional Merger for total consideration of approximately $96.8 million, including assumed debt of approximately $77.8 million. Through the Transitional Merger, the Company added to its operations 36 skilled nursing facilities with 3,776 beds located in Arkansas, North Carolina, Indiana, Kentucky and Michigan. Of these 36 facilities, four were owned, 31 were leased and one was managed. In the Transitional Merger, the Company acquired a contract rehabilitation therapy business that provides physical, occupational and speech therapy for 38 skilled nursing facilities in 12 states. The transaction was accounted for as a purchase and the Company's financial results include Transitional's results since the date of the Transitional Merger.

    At the time of the Transitional Merger, some of Transitional's facilities were underperforming. During 1995, Transitional's facility operations suffered a downturn while Transitional was for sale. In conjunction with the Transitional Merger, the Company closed Transitional's corporate offices, initiated plans to dispose of two of Transitional's facilities, integrated the Company's information systems, implemented the Company's management plan and objectives, realigned the Company's operational structure and regions to complement the additional facilities and integrated certain key personnel of Transitional into the Company's management team. As a result, during the second quarter of 1996, Transitional's facility operations began to stabilize.

    Since the Transitional Merger, the Company expanded its operations through the addition of 11 facility management agreements, the acquisition of two facilities previously managed by the Company and the lease of a rural hospital and three home healthcare offices. Each of these transactions has strengthened the Company's position in its regional markets. In March 1996, the Company entered into long-term management agreements with NCHC, Inc. ("NCHC") to manage four of its leased North Carolina facilities with a total of 480 beds. One of the four facilities, the Oaks at Sweeten Creek ("Sweeten Creek") was under construction and opened in July 1996. The Company initially began managing these facilities in November 1995 for the then lessee, Evangeline Healthcare, Inc. ("Evangeline"). NCHC acquired the leasehold interests of three of the facilities in March 1996 and the remaining facility in July 1996, from an affiliated entity for approximately $2.8 million.

    In July 1996, the Company entered into long-term management agreements with NC Health Care, Inc. ("NCI") to manage four of its North Carolina facilities with a total of 328 beds (the "NCI Transaction"). In November 1995, the Company entered into management agreements with Evangeline on seven of its long-term healthcare facilities located in North Carolina with a total of 688 beds. In connection with these agreements, the Company advanced Evangeline $1.2 million, which was repaid in connection with the NCI Transaction.

    In October 1996, the Company acquired substantially all of the assets of a 63 bed long-term healthcare facility located in Hancock, Michigan ("Cypress") and a 122 bed long-term healthcare facility located in Ishpeming, Michigan ("Mather") for approximately $9.1 million. The Company had managed these facilities under long-term management contracts for the seller since 1991. These acquisitions were financed with borrowings under the Prior CoreStates Credit Facility (as defined below).

    In October 1996, the Company entered into a management agreement for a 36 bed hospital with three licensed home healthcare offices based in Blountstown, Florida ("Calhoun"). Calhoun is located in close proximity to a newly constructed 81 bed long-term care facility managed by the Company. The Calhoun transaction allows the Company to strategically leverage its existing operations and create a continuum of care in the Blountstown community. The Company is managing Calhoun pending the transfer of necessary licenses, at which time the Company will operate Calhoun under a long-term lease agreement.

    Effective February 1, 1997, the Company assumed the management of a 112 bed facility located in Farmington Hills, Michigan and a 144 bed facility located in Novi, Michigan. The management agreement expires on January 31, 2017, with two ten year renewal options. In addition, the Company has a right of first refusal to purchase these facilities.

    ACCOUNTING FOR ACQUISITIONS

    Although Centennial manages four facilities leased by NCHC, Centennial has made certain advances to NCHC pursuant to long-term notes receivable, which were used to fund NCHC's purchase of leasehold interests of and working capital requirements for these facilities, and, for accounting purposes, Centennial has treated these facilities as if it had acquired the leasehold interests of three of the facilities in March 1996 and one facility in July 1996, eliminating all intercompany transactions and balances after these dates. The Company is not, however, liable for the leases or other obligations of NCHC. The Company recognized NCHC's leasehold interest purchase price of $2.8 million in its financial statements, which amount is classified as lease acquisition costs. In addition, the financial statements reflect the negative operating results of Sweeten Creek, which did not open until July 1996 and was in its start-up phase.

    Although Centennial manages four facilities owned by NCI, Centennial has made certain advances to NCI pursuant to long-term notes receivable, which were used to fund NCI's purchase of and working capital for these facilities, and, for accounting purposes, Centennial has treated these facilities as if it had acquired the facilities in July 1996, thereby eliminating all intercompany transactions and balances. The

Company recognized $14.0 million as consideration for these facilities, including NCI's long-term mortgage debt of approximately $9.0 million. Centennial is not liable for NCI's obligations, including such mortgage debt.

    Centennial has included the operating results of Calhoun in its consolidated financial statements beginning in October 1996, although the lease agreement for Calhoun is pending until the transfer of necessary licenses, because the Company has funded operations and receives all of the operating cash flows.

    In December 1996, Centennial assigned its lease of a 130 bed facility located in Charlotte, North Carolina to an unaffiliated party and entered into a management agreement with this new lessee. The Company had identified this facility as a facility held for disposition in connection with the Transitional Merger. Beginning in January 1997, only management fees will be included in the Company's financial statements.

    ACCOUNTING FOR INCOME/LOSS FROM UNCONSOLIDATED PARTNERSHIPS

    Certain former indirect subsidiaries of the Company served as a general partner of certain unconsolidated partnerships and recorded their share of the net liabilities of these partnerships at an amount greater than the Company's proportional ownership interest. The income or loss from the changes in the partnerships' net liabilities from period to period generated significant changes in the Company's net income or loss not related to the principal operations of the Company. Income and losses from these changes in net liabilities are included in other income (loss) in the Company's Statement of Operations. The Company's sale of these corporate general partners in January 1997 will eliminate this income and loss going forward. The following pro forma information excludes the effects of these losses:

                                                                  YEARS ENDED           YEARS ENDED
                                                                    MAY 31,             DECEMBER 31,
                                                              --------------------  --------------------
                                                                1994       1995       1995       1996
                                                              ---------  ---------  ---------  ---------

                                                                            (IN THOUSANDS)
As reported:
  Pre-tax income before income taxes and minority
    interest................................................  $   8,560  $   6,182  $   3,466  $   4,470
  Net income................................................      5,389      3,725      1,876      2,437

Income (loss) from unconsolidated partnerships..............      4,272        366        449       (108)

Pro forma:
  Pre-tax income before income taxes and minority
    interest................................................      4,288      5,816      3,017      4,578
  Net income................................................      2,699      3,634      1,607      2,500

    In January 1997, the Company sold the stock of these former indirect subsidiaries that served as general partners and recognized a net pre-tax loss of approximately $250,000 on these sales in 1996 for financial statement purposes.

    CERTAIN NONRECURRING CHARGES

    During 1996, the assimilation of the Transitional's operations and financial structure with the Company resulted in additional expenses to the Company. The closing of Transitional's Louisville, Kentucky corporate office was completed in April 1996.

    In connection with Sweeten Creek, a start-up facility, the Company's 1996 results include pre-tax losses of approximately $500,000 generated by that facility. The start-up phase for the Sweeten Creek facility should be completed and the operating results stabilized in 1997.

    In 1995, the Company wrote-off approximately $670,000 in uncollectible 1995 and prior year advances to a facility no longer managed by the Company. Also in 1995, the Company increased its general reserves for patient accounts receivable by $600,000, wrote-off capitalized transactional costs of approximately $350,000 and increased certain accrued expense reserves by approximately $300,000.

    In December 1996, the Company replaced its Prior CoreStates Credit Facility with an expanded $65.0 million Senior Credit Facility placed with multiple lenders whose senior coordinating syndicate bank is CoreStates. With a portion of the proceeds of the Senior Credit Facility, the Company repaid both its existing borrowings outstanding under its Prior CoreStates Credit Facility and the medical claims facility and short-term loan with Heller Financial, Inc. assumed in connection with the Transitional Merger (the "Heller Line"). The repayment of the Heller Line resulted in a one-time charge of approximately $160,000 related to the write-off of loan closing costs.

RESULTS OF OPERATIONS

    The following table sets forth certain consolidated financial data included in the Company's consolidated statements of income, as a percentage of total net revenues for the two years ended May 31, 1994 and 1995 and the two years ended December 31, 1995 and 1996.

                                                                                  YEARS ENDED           YEARS ENDED
                                                                                    MAY 31,             DECEMBER 31,
                                                                              --------------------  --------------------
STATEMENT OF OPERATIONS DATA:                                                   1994       1995       1995       1996
                                                                              ---------  ---------  ---------  ---------
Net patient service revenues................................................       91.8%      94.8%      95.5%      98.2%
Management fee and other revenues...........................................        8.2        5.2        4.5        1.8
                                                                              ---------  ---------  ---------  ---------
  Total revenues............................................................      100.0      100.0      100.0      100.0
Facility operating expenses.................................................       71.1       74.9       77.9       79.3
Lease expense...............................................................       11.6       10.6       10.2        8.1
Corporate administrative costs..............................................        7.1        5.2        6.7        4.6
Depreciation and amortization...............................................          *          *        1.0        2.2
                                                                              ---------  ---------  ---------  ---------
  Operating income before net interest expense and equity in income (loss)
    of unconsolidated partnerships..........................................       10.0        8.8        4.2        5.8
Interest income (expense), net..............................................          *          *          *       (4.0)
Equity in income (loss) of unconsolidated partnerships......................       10.3          *          *          *
                                                                              ---------  ---------  ---------  ---------
  Income before income taxes and minority interest..........................       20.6        9.5        4.6        1.8
Provision for income taxes..................................................        7.6        3.5        1.8          *
Income (loss) before minority interest......................................       13.0        6.0        2.8        1.1
                                                                              ---------  ---------  ---------  ---------
Minority interest in net income of subsidiary...............................          *          *          *          *
Net income..................................................................       13.0%       5.7%       2.5%       1.0%
                                                                              ---------  ---------  ---------  ---------
                                                                              ---------  ---------  ---------  ---------

--------------

* Less than 1.0%

YEARS ENDED DECEMBER 31, 1996 AND 1995

    NET PATIENT SERVICE REVENUES. Net patient service revenues increased from $71.9 million in 1995 to $241.8 million in 1996, an increase of $169.9 million or 236.3%, of which $146.8 million was attributable to the Transitional Merger, $18.7 million was attributable to other acquisitions, and $4.4 million was attributable to growth in existing facility revenues that resulted primarily from a shift in payor mix from Medicaid to Medicare and general rate increases. Occupancy levels at the Company's existing facilities in 1996 experienced changes as compared to 1995 as a result of the Transitional Merger.

    MANAGEMENT FEE AND OTHER REVENUES. Management fee and other revenues increased from $3.4 million in 1995 to $4.5 million in 1996, an increase of $1.1 million or 32.4%, of which approximately $500,000 was attributable to the addition of two management agreements, one of which was acquired in the Transitional Merger. An additional $400,000 of the increase was attributable to the recognition of management fees for a portion of 1996 for seven facilities, as compared to only two months of recognized management fees in 1995 for those facilities. The remaining increase resulted from increased revenues over the prior year in the Company's existing managed facilities.

    FACILITY OPERATING EXPENSES. Facility operating expenses increased from $58.6 million in 1995 to $195.2 million in 1996, an increase of $136.6 million or 233.1% of which approximately $123.9 million was attributable to the Transitional Merger. On a consolidated basis, expenses incurred by the Company's therapy business acquired in connection with the Transitional Merger are eliminated.

    CORPORATE ADMINISTRATIVE COSTS. Corporate administrative costs increased from $5.0 million in 1995 to $11.4 million in 1996, an increase of $6.4 million or 128.0%, of which approximately $3.5 million resulted from overhead related to the Company's acquired rehabilitation contract therapy business. The remaining $2.9 million was primarily attributable to the integration of Transitional and the addition of corporate personnel.

    LEASE EXPENSE. Lease expense increased from $7.7 million in 1995 to $19.9 million in 1996, an increase of $12.2 million or 158.4% of which approximately $10.3 million was attributable to the Transitional Merger, and a portion of the remaining increase was attributable to the Company's relocation and expansion to its new corporate offices and sublease of its previous space.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased from $738,000 in 1995 to $5.4 million in 1996, an increase of $4.7 million of which approximately $3.9 million was attributable to the Transitional Merger. The remaining amount was attributable to acquisitions and general corporate costs.

    INTEREST EXPENSE. Interest expense increased from $590,000 in 1995 to $10.5 million in 1996, an increase of $9.9 million of which approximately $8.4 million was attributable to the Transitional Merger (whereby the Company assumed approximately $77.8 million in debt), and the remainder was attributable to additional borrowings and general corporate purposes.

    PROVISION FOR INCOME TAXES. The Company's effective tax rate increased from 40.1% in 1995 to 41.4% in 1996, an increase of 1.3%. This increase was primarily attributable to the Company expanding its operations into additional states.

YEARS ENDED MAY 31, 1995 AND 1994

    NET PATIENT SERVICE REVENUES. Net patient service revenues increased from $38.1 million in 1994 to $61.9 million in 1995, an increase of $23.8 million or 62.6%. Of this $23.7 million increase, $9.5 million was attributable to the addition during 1995 of two leased facilities and one owned facility. Approximately $14.2 million of this increase was due to the addition during 1994 of 13 leased facilities having only a partial year of revenue in 1994, growth in existing facility revenues that resulted primarily from a shift in payor mix from Medicaid to Medicare and general rate increases. Census levels in the Company's existing facilities in 1995 experienced no significant changes as compared to 1994.

    MANAGEMENT FEE AND OTHER REVENUES. Management fee and other revenues remained substantially unchanged at $3.4 million.

    FACILITY OPERATING EXPENSES. Facility operating expenses increased from $29.5 million in 1994 to $48.9 million in 1995, an increase of $19.4 million or 65.8%. Of this $19.4 million increase, $7.8 million was attributable to the addition of two leased facilities and one owned facility. Approximately $11.6 million of this increase was attributable to the addition of 13 leased facilities having only a partial year of operating expense in 1994 and additional facility operating expenses associated with increased Medicare census.

    CORPORATE ADMINISTRATIVE COSTS. Corporate administrative costs increased from $2.9 million in 1994 to $3.4 million in 1995, an increase of approximately $500,000 or 17.2%, which was attributable to an increase in corporate staffing, increased acquisition expenses and normal wage increases.

    LEASE EXPENSE. Lease expense increased from $4.8 million in 1994 to $6.9 million in 1995, an increase of $2.1 million or 43.8%. Of this $2.1 million increase, $900,000 was attributable to the addition during 1995 of two leased facilities. Approximately $1.2 million of this increase was attributable to the addition of 13 leased facilities which had only a partial year of lease expense in 1994.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased from $82,000 in 1994 to $290,000 in 1995, an increase of $208,000 which was attributable primarily to the Company's consolidation of a limited partnership beginning in December 1994.

    INTEREST EXPENSE. Interest expense increased from $32,000 in 1994 to $325,000 in 1995, an increase of $293,000, which was attributable to the Company's consolidation beginning in December 1994 of a limited partnership.

    PROVISION FOR INCOME TAXES. The Company's effective tax rate increased to 37.6% in 1995 from 37.1% in 1994. This increase was due primarily to an increase in state taxes attributable to changes in the allocation of the Company's income amount in certain states in which it operates.

SELECTED QUARTERLY OPERATING RESULTS

    The following table sets forth certain unaudited quarterly operating results for 1995 and 1996. The Company believes that this unaudited information has been prepared on the same basis as the annual financial statements and includes all adjustments necessary for a fair presentation of the information for the quarters presented when read in conjunction with the Consolidated Financial Statements included elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for any subsequent quarter. The Company's results of operations are not significantly affected by seasonality factors. The Company has excluded the effect of equity in income or loss from unconsolidated partnerships in this presentation. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or any other quarter.

                                                       1995                                        1996
                                    ------------------------------------------  ------------------------------------------
                                       Q1         Q2         Q3         Q4         Q1         Q2         Q3         Q4
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                        (IN THOUSANDS)

Total revenues....................  $  18,217  $  18,605  $  19,007  $  19,397  $  55,935  $  58,624  $  62,999  $  68,714
Operating income before net
 interest expense and equity in
 income (loss) of unconsolidated
 partnerships.....................        724        767      1,013        690      1,989      4,028      3,465      4,912
Income (loss) before income taxes
 and minority interest............        692        738        977      1,059        (99)     1,771        872      1,926
Net income (loss).................        371        377        524        604        (86)       993        456      1,074

    During the first quarter of 1996, the Company's total revenues were positively impacted as a result of the Transitional Merger, which added 35 owned or leased facilities and one managed facility to the Company's operations. As a result, total revenues increased from $19.4 million for the quarter ended December 31, 1995 to $55.9 million for the quarter ended March 31,1996. Some of the Transitional facilities were experiencing significant operating losses at the time of the Transitional Merger and, as a result, income before income taxes and minority interest was adversely affected during the quarter ended March 31, 1996. By the end of the quarter ended June 30, 1996, the operations of the facilities added in the Transitional Merger began to stabilize.

    The Company's operating results were negatively impacted during the quarter ended September 30, 1996 as a result of the addition of five new North Carolina facilities, one in an initial start-up phase.

    During the quarter ended December 31, 1996, the Company acquired two long-term care facilities, previously managed by the Company and assumed the operations of a rural hospital with home healthcare offices. In addition, operations and occupancy improved at the five North Carolina facilities and operations improved at the Transitional facilities. As a result, total revenues increased from $63.0 million for the quarter ended September 30, 1996 to $68.7 million for the quarter ended December 31, 1996 and operating income before income taxes and minority interest and net income increased significantly.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's principal sources of cash have been cash flow from operations, proceeds from the sales of its preferred stock and borrowings under its credit facilities, including the Senior Credit Facility. Cash has been used by the Company for the acquisition of long-term facilities, capital improvements at several existing facilities and the day-to-day operations of the Company's business. The Company anticipates that continued growth will be accomplished through the operation of additional long-term care facilities, the acquisition of related service providers, the improved operations of its existing facilities and the development of specialty services in certain metropolitan and secondary markets served by its facilities.

    The Company believes its operating cash flows should be sufficient to fund its operations during the next year, however, the impact of acquisitions, expansion of specialty services and reimbursement policy changes made by federal and state programs could have a significant impact on the Company's operating cash flows.

    As of December 31, 1996, the Company had future minimum annual operating commitments under existing facility leases and related equipment and office leases of approximately $217.4 million over the next 15 years, including approximately $22.2 million for 1997. The Company expects to satisfy these commitments with funds generated by the operations of its leased facilities.

    During the next 12 months, the Company plans to perform capital improvements at some of its owned and leased facilities for expansion of specialty services and general improvements to its existing facilities. These improvement projects will be funded from cash flow from operations, cash reserves, restricted cash and borrowings under the Senior Credit Facility.

    On December 18, 1996, Centennial entered into the Senior Credit Facility with certain lenders and CoreStates, as agent for the lenders. This Senior Credit Facility provides for advances to the Company up to a maximum of $65.0 million evidenced by promissory notes from the Company, which replaced and superceded the notes relating to Centennial's prior $25.0 million secured revolving credit facility with CoreStates (the "Prior CoreStates Credit Facility"). Subject to certain restrictions, advances may be used solely for (i) working capital needs, (ii) capital expenditures and general corporate purposes,
(iii) reimbursement of draws under letters of credit subject to the Senior Credit Facility, (iv) financing permitted acquisitions, (v) advancing working capital financing to parties to management agreements with the Company, (vi) repaying the Company's prior medical claims revolving credit facility and a prior short-term loan agreement with Heller Financial, Inc., and (vii) refinancing the Company's Prior CoreStates Credit Facility. The Senior Credit Facility is payable in 15 quarterly payments commencing on March 31, 1999, with the balance payable in full on or before September 30, 2002, if not earlier accelerated. The Senior Credit Facility provides for varying interest rates applicable at the time of each advance. The Company can elect a rate tied to either the prime rate of CoreStates or LIBOR, increased in each case by the "applicable margin," as defined in the Senior Credit Facility, which is dependent upon the ratio of debt to earnings before interest, taxes, depreciation, amortization and operating lease expense. The Company has approximately $47 million currently outstanding under the Senior Credit Facility bearing interest at a blended rate of 8.1% per annum. Certain events, including the Offering, require mandatory repayments, however, amounts repaid before December 18, 1998 may be reborrowed. The Senior Credit Facility is subject to customary covenants and restrictions including requirements that the Company continue to meet certain financial ratios. Failure to meet such ratios would limit the availability of the proceeds of the Senior Credit Facility for the Company's use. In addition, an event of default occurs if Mr. Eaton ceases to own at least 10.0% of the outstanding Common Stock or ceases to serve as the Company's Chief Executive Officer or if any person other than Mr. Eaton; South Atlantic Venture Fund II, Limited Partnership; South Atlantic Venture Fund III, Limited Partnership; or WCAS VI or its affiliates or related entities owns more than 10.0% of the outstanding Common Stock.

    In certain instances, Centennial provides advances for working capital to the owners or lessees of facilities that it manages. These advances are in most cases subordinate to the repayment of debt on the facilities and therefore the Company is at risk for the amounts advanced. The Company uses the Senior Credit Facility to fund such advances. At December 31, 1996, Centennial had advanced $8.5 million pursuant to such arrangements to NCHC and NCI which are consolidated in the Company's financial statements.

    At December 31, 1996, the Company had $18.1 million of Facility Debt outstanding on five of its owned facilities. This Facility Debt requires monthly payments of principal and interest of approximately $170,000. Remaining terms of these debt agreements range from two to 25 years with amortization periods of 20 to 25 years. Interest rates on the Facility Debt ranged from 8.8% to 10.5% as of December 31, 1996. Approximately $4 million of the Facility Debt matures in 1997 and the Company expects to refinance this debt at or before maturity. The Company believes it will be able to repay or refinance this and other mortgage obligations on its facilities as they come due, however, there can be no assurance that the Company will be able to repay such amounts or be successful with respect to any such refinancing. The Company intends to repay approximately $5 million of Facility Debt with a portion of the proceeds of the Offering.

    In January 1997, the Company received $10.0 million as proceeds from the issuance of the Series D Preferred Stock and units of Series E Redeemable Preferred Stock and Common Stock. These proceeds are available to the Company for acquisitions and working capital. The Company plans to use a portion of the proceeds of the Offering to redeem the Series E Redeemable Preferred Stock and the Series D Preferred Stock will be converted into Common Stock on the closing of the Offering.

    The aggregate consideration for the Potential Transactions will be approximately $14 million, comprised of $2 million of convertible debt and $12 million in cash, to be funded by cash reserves and borrowings under the Senior Credit Facility.

    Centennial believes that the net proceeds from the Offering, together with the funds available under the Senior Credit Facility, cash on hand and cash flow from its operations, will be sufficient to meet its working capital needs and to finance anticipated growth over the next 12 months.

INFLATION

    The healthcare industry is labor intensive, with wages and other labor related costs especially sensitive to inflation. Certain of Centennial's other expense items, such as supplies and real estate costs, are also sensitive to inflationary pressures. Shortages in the labor market or general inflationary pressure could have a material adverse effect on the Company. In addition, suppliers generally pass along rising costs to the Company in the form of higher prices. When faced with increases in operating costs, the Company seeks to increase its charges for services and its requests for reimbursement from government programs. In certain markets, Centennial's private pay customers and third-party reimbursement sources may be less able to absorb increased prices for the Company's services. As a result, the Company's operations could be adversely affected if it is unable to recover future cost increases or experiences significant delays in increasing rates of reimbursement of its labor or other costs from Medicare and Medicaid revenue sources.

                                    BUSINESS

THE COMPANY

    Centennial HealthCare Corporation is a leading provider of a broad range of long-term healthcare services to meet the medical needs of elderly and post-acute patients. The Company provides these services through geographically concentrated networks located in metropolitan and secondary markets throughout the United States. Centennial currently operates 78 owned, leased and managed skilled nursing facilities with 8,369 beds in 19 states, with its largest concentration of facilities in North Carolina, Indiana and Michigan. The Company provides basic and specialty healthcare services. Basic services include skilled nursing and support, housekeeping, laundry, dietary, recreational and social services. Specialty services include comprehensive rehabilitation therapy (including physical, occupational and speech therapy), respiratory therapy, ventilator care, infusion therapy, wound care, home healthcare and other subacute and specialty services. As a component of its specialty services, Centennial currently provides rehabilitation therapy services on a contract basis to third-party and Company-operated skilled nursing facilities in 13 states pursuant to 58 contracts.

    Centennial's objective is to continue to enhance its market position as a leading provider of long-term basic and specialty services in selected metropolitan and secondary markets. The Company seeks to control significant components of the non-acute healthcare system in its markets thereby diversifying its sources of revenue and positioning itself to respond to the requirements of a variety of payors. In addition, the Company seeks to increase the range of services it provides within its facilities and tailors its healthcare services to address the specific needs within each of its markets. To meet its objective, the Company is pursuing the following strategies: (i) achieve operating leverage through the continued development of regionally concentrated networks; (ii) implement market-specific operating plans in response to the diverse needs of the Company's metropolitan and secondary markets; (iii) emphasize specialty services to enhance the Company's position as a broad-based provider of healthcare services; (iv) manage operations through sophisticated information systems that enhance efficiency; and (v) pursue strategic acquisitions of long-term care facilities and related service providers.

    Over the last three years, the Company has aggressively grown its operating base both through acquisitions and internal growth. Revenues increased from $41.5 million for the fiscal year ended May 31, 1994 to $246.3 million for the fiscal year ended December 31, 1996, representing a compounded annual growth rate of 99.2%. Licensed available beds increased from 3,470 to 8,113 during the same period, representing a compounded annual growth rate of 38.9%. The Company's revenue quality mix (Medicare, private pay, management fees and other) improved from 41.3% for the fiscal year ended December 31, 1995 to 55.9% for the fiscal year ended December 31, 1996, and the Company's revenues from specialty services increased from 15.1% for the fiscal year ended December 31, 1995 to 34.6% for the fiscal year ended December 31, 1996, reflecting the Company's focus on providing specialty services to higher acuity patients.

ACQUISITIONS AND POTENTIAL TRANSACTIONS

    As part of its growth strategy, the Company regularly reviews possible acquisitions in the long-term care continuum. Effective December 31, 1996, the Company completed an important strategic acquisition by merging with Transitional. Since the Transitional Merger, the Company expanded its operations through the addition of 11 facility management agreements, the acquisition of two facilities previously managed by the Company and the lease of a rural hospital and three home healthcare offices. Each of these transactions has strengthened the Company's position in its regional markets.

    Centennial is currently pursuing the Potential Transactions pursuant to non-binding letters of intent. In connection with the proposed Home Health Acquisition, the Company entered into a letter of intent on February 27, 1997, to acquire the operations of a home healthcare provider. If completed, this acquisition would increase Centennial's home healthcare visits by over 300,000 annually from its current level of approximately 42,000 annualized visits. In connection with the Therapy Acquisition, Centennial entered into a letter of intent on February 15, 1997, to acquire the assets of a rehabilitation therapy company providing physical, occupational and speech therapy services. If this acquisition is completed, Centennial will add approximately 50 therapy contracts. With respect to the Facility Transaction, the Company entered into a letter of intent on February 19, 1997, to manage a long-term care facility providing nursing home and hospital services. If this transaction is completed, Centennial would receive a management fee based on the facility's gross revenues and would provide an advance for working capital needs pursuant to a management agreement and a loan agreement. The Potential Transactions, if consummated, would allow the Company to increase its range of services in markets in which the Company already has a strong operating presence. There can be no assurance, however, that the parties will negotiate definitive agreements or receive the consents or approvals necessary for any or all of these transactions to be completed. See "Risk Factors -- Risks Associated with Acquisition Strategy."

THE LONG-TERM CARE INDUSTRY

    The long-term care industry provides a broad range of services to post-acute patients and patients with medically complex and special needs who do not require treatment in an acute care hospital setting. Long-term care facilities offer basic services, which include skilled nursing and support, housekeeping, laundry, dietary, recreational and social services. In addition, long-term care facilities may provide a broad range of specialty services such as comprehensive rehabilitation therapy (including physical, occupational and speech therapy), respiratory therapy, ventilator care, infusion therapy, wound care, home healthcare, tracheostomy care, pharmaceutical services, Alzheimer's care and other specialty services. Long-term care facilities are increasingly becoming an integral part of community-based, vertically-integrated extended care delivery systems that are capable of providing a full range of traditional basic care and specialty services.

    In recent years, long-term care services have experienced significant growth. According to industry sources, revenues in the long-term care industry have increased from approximately $18 billion in 1980 to approximately $80 billion in 1995. Continuing growth of the industry has been driven by a number of factors, including: (i) aging of the population; (ii) cost-containment pressures that are driving post-acute patients from acute care hospitals to lower-cost settings such as long-term care facilities; (iii) advances in medical technology enabling sophisticated long-term care providers to care for higher acuity patients; and (iv) demand for post-acute and specialty services in secondary markets.

    The Company believes that the following industry trends will continue to provide opportunities for the Company to grow and enhance its profitability:

    AGING POPULATION. According to the U.S. Bureau of the Census, approximately 90% of all patients in long-term care facilities are persons over 65 years of age, and this age group has been growing significantly faster than the overall population. The over 65 age group suffers from a greater incidence of chronic illness and disabilities than other age groups and currently accounts for more than two-thirds of total healthcare expenditures in the United States. As the number of Americans over age 65 increases, the need for long-term care services is also expected to increase. The U.S. Bureau of the Census estimates that the U.S. population over age 65 will increase from approximately 31 million in 1990 to approximately 35 million in 2000. In particular, the segment of the U.S. population over 85 years of age, which comprises 45% to 53% of residents at long-term care facilities nationwide, is projected to increase by more than 33%, from approximately 3 million in 1990, to more than 4 million in 2000.

    COST-CONTAINMENT PRESSURES. In response to rising costs, government and private pay sources have implemented cost-containment measures designed to reduce lengths of stay in acute care hospitals. As a result, the average length of hospital stays has been decreased, thereby increasing the number of patients discharged from acute care hospital settings who require continuing medical care. Long-term care facilities represent an attractive alternative setting for these discharged patients because many of the post-acute services required by patients can be provided on a cost-effective basis by clinically sophisticated long-term care providers.

    ADVANCES IN MEDICAL TECHNOLOGY. The increasing availability of advanced medical technology has increased life expectancies and enhanced the ability of long-term providers to offer, on a cost-effective basis, quality services previously provided only by acute care hospitals. As a result, a growing number of higher-acuity patients with specialized needs can be treated in long-term care settings.

    DEMAND FOR POST-ACUTE AND SPECIALTY SERVICES IN SECONDARY MARKETS. A major challenge for persons requiring medical care in secondary markets is the distance that often exists between a patient's home and regional centers that offer primary care, rehabilitation therapy and other specialty services. Individuals residing in secondary markets in need of services are often left with the choice of temporarily or permanently relocating, spending extended periods of time away from their families or commuting significant distances. As a result, the provision of post-acute and specialty services in secondary markets represents a significant opportunity for the long-term care industry to grow and enhance profitability.

INDUSTRY CONSOLIDATION

    The long-term care industry is undergoing consolidation as providers seek to build market share and compete more effectively. Current ownership of long-term care facilities is highly fragmented, with approximately 70% of all facilities owned by independent providers or companies operating less than 20 facilities. The increased burdens of various cost-containment measures, increasing acuity of long-term care patients and increasing complexity of government regulation pose significant challenges to long-term care providers that lack sophisticated information systems, breadth of management experience and economies-of-scale. Small providers with limited access to capital and an inability to provide specialty services to higher acuity patients are finding it difficult to compete against larger regional and national providers. In addition, there is a limited supply of long-term care facilities due to the following factors: (i) state CON legislation, which restricts the number of facilities that can be constructed within a market; (ii) high construction costs; (iii) limitations on government reimbursement for the full cost of construction; and (iv) extensive start-up expenses. As a result of these factors, providers that have a strong reputation within the community for providing high quality service have become attractive acquisition targets for providers seeking to reach critical mass.

BUSINESS STRATEGY

    Centennial's objective is to continue to enhance its position as a leading provider of basic and specialty services in both metropolitan and secondary markets within its established regions. To achieve this objective, the Company will focus on the following strategies:

    - Achieve Operating Leverage Through Regional Development

    - Implement Market-Specific Operating Plans

    - Emphasize Specialty Services

    - Use Information Technology to Manage Operations

    - Pursue Strategic Acquisitions

    ACHIEVE OPERATING LEVERAGE THROUGH REGIONAL DEVELOPMENT. The Company's expansion efforts to date have been structured to integrate additional facilities and services within nine regions. By focusing on regional development, the Company is well-positioned to manage facility operations, allocate managerial and administrative costs over a larger revenue base, capitalize on its reputation in existing markets, provide more effective training of facility personnel and closely monitor the implementation of facility specific operating plans. The Company's regional structure allows it to successfully build the critical mass necessary to create networks for providing specialty services on a direct basis and successfully contract with managed care and other third-party payors.

    IMPLEMENT MARKET-SPECIFIC OPERATING PLANS. The Company tailors its services based on the needs of each market. In its metropolitan markets, the Company generally focuses on providing a specific range of services and enhances market share by integrating its operations with those of recognized delivery networks and other providers. In secondary markets, the Company's goal is to play a leading role in local delivery of healthcare by providing a broader range of services. In order to adapt itself to potential changes in third-party payment methodologies and the growth of various forms of prospective payment systems, the Company seeks, in certain secondary markets, to provide many significant components of care within integrated healthcare networks and to manage the flow of patients to the most appropriate, cost-effective site of care. The continued formation of these integrated healthcare networks will position the Company to respond to prospective payment systems or other managed care systems.

    EMPHASIZE SPECIALTY SERVICES. The Company provides a broad range of specialty services including comprehensive rehabilitation therapy (including physical, occupational and speech therapy), respiratory therapy, ventilator care, infusion therapy, wound care, home healthcare and other subacute and specialty services at certain of its facilities and continues to expand its program of outpatient and home healthcare services. In addition, the Company intends to emphasize growth and expansion of its third-party physical, occupational and speech therapy services. The Company believes the implementation and expansion of such services will allow the Company's facilities to serve as full-service providers of specialty services to patients in its markets.

    USE INFORMATION TECHNOLOGY TO MANAGE OPERATIONS. The Company believes its management information systems distinguish it from its competitors and enable it to gain significant operational efficiency. The ability to generate "real-time" operating data is becoming increasingly critical for success in the long-term care industry. The Company has expended significant resources in the development of these information tools and has placed a high priority on developing systems to assess patient care, track financial and operational controls, analyze labor utilization and monitor reimbursement. In addition, the Company's information technology enables it to integrate acquired facilities or operations on a timely and cost-effective basis with minimal disruption to operations and positions the Company to efficiently operate in a managed care environment. See "Business -- Management Information Systems."

    PURSUE STRATEGIC ACQUISITIONS. The Company targets for acquisition facilities, operating companies and related businesses that have the capacity to be leading providers of healthcare services to higher-acuity patients in their respective markets and that represent opportunities for the Company to realize additional operating leverage through regional operating efficiencies. In addition to outright purchases, the Company enters into lease or management agreements with certain facilities which generally include a right of first refusal to purchase the facilities. In many cases, these arrangements present the Company with excellent acquisition opportunities following the implementation of the Company's operating strategies which enhance facility profitability. In addition to facility acquisitions, the Company seeks to expand the rehabilitation therapy services, pharmacy and home healthcare segments of its operations through the purchase of businesses offering such specialty services. See "Business -- Acquisition Opportunities."

PATIENT SERVICES

BASIC SERVICES

    Basic services are those traditionally provided to elderly patients in long-term care facilities, including skilled nursing and support, housekeeping, laundry, dietary, recreational and social services. The Company provides 24-hour skilled nursing care by registered nurses, licensed practical nurses and certified nursing aides in all of its facilities. Each facility is managed by a licensed administrator who is responsible for the day-to-day operation of the facility. Although treatment of patients is the responsibility of their own attending physicians, who are not employed by the Company, each facility engages a physician medical director who monitors all aspects of the delivery of care. In addition, each facility offers a number of individualized therapeutic activities designed to enhance the quality of life of its patients. These activities include entertainment events, musical productions, trips, arts and crafts, volunteer and other programs that encourage social interaction among patients as well as community involvement.

SPECIALTY SERVICES

    Specialty services are those provided to patients with medically complex needs, who generally require more complex treatment and a higher level of skilled nursing care. These services typically generate higher revenues per patient day than basic services as a result of the higher cost associated with treating a higher acuity patient. The Company intends to expand the scope and range of its specialty services in order to further enhance revenues, profitability and the reputation of its facilities for providing comprehensive quality care. Set forth below are descriptions of the specialty services offered by the Company.

    REHABILITATION THERAPY. The Company provides a broad range of rehabilitation therapy services to its facilities and other third-party providers. These services include physical, occupational and speech therapy in the long-term care facility setting. As of March 1, 1997, the Company has contracted to provide rehabilitation therapy services to patients in 20 of its owned or leased facilities, 11 of its managed facilities and 27 non-affiliated long-term care facilities.

    SUBACUTE CARE. Since 1993, the Company has developed its subacute care program in which distinct units within certain of its long-term care facilities are dedicated to the care of medically complex patients who do not require the services of an acute care hospital. Subacute services provided or arranged by the Company's facilities include, but are not limited to, ventilator care, respiratory care, traumatic injury recuperation, post-cardiac rehabilitation, HIV care, IV therapy, wound care, post-stroke care, hospice care, post-surgical orthopedic rehabilitation and perontoneal dialysis services. An important aspect of providing these services is the establishment of relationships with local healthcare providers, including hospitals, physicians and other acute care providers in order to strategically position the Company's facilities in their markets. The Company believes that there is significant demand for subacute care and that this segment of the market offers continued opportunities for integrating services.

    HOME HEALTHCARE. Centennial operates five home healthcare offices, affording the recipients of such care an alternative to a hospital or long-term care facility setting. Such services delivered into the home setting include skilled nursing, physical, occupational and speech therapy and subacute care. In addition, personal care services are available from home healthcare aides who assist patients with their activities of daily living. The Company may acquire additional home healthcare services in its markets, including the Home Health Acquisition. See "Business -- Acquisitions and Potential Transactions."

OPERATIONS

    GENERAL. The Company's facilities are organized into nine operating regions and the Company's organizational structure and operations support staff provide its facilities with the resources needed to operate effectively in these regions. The operations of the facilities in each region are directed by a regional director who reports directly to one of two Divisional Vice Presidents who in turn report to the Executive Vice President of Operations. Each region has a nurse consultant with responsibility for providing guidance on patient care issues, conducting quality assurance audits, training in clinical software and assuring compliance with applicable state and federal regulations. The Company provides additional operational support through a corporate team of professionals in financial accounting, reimbursement, managed care pricing, quality assurance, human resources, regulatory compliance, marketing, health systems development and other areas. This support allows each facility to deliver high quality nursing care and specialty services, attain and retain quality skilled employees, maximize reimbursement from third-party payors, market expanded services, and maximize operating results.

    For all of its facilities, the Company actively manages personnel costs, which represent the largest expense incurred in the operation of a long-term care facility. The Company emphasizes attracting and retaining quality personnel, including administrators and skilled nursing staff, through a number of programs which include on-going training and education classes, employee recognition programs, and competitive wages and benefits. In addition, the Company has an incentive program for administrators based on the achievement of certain Company goals related to quality of care and financial performance. As the trend of nursing facilities accepting patients with medically complex care issues continues, on-going training and other programs designed to enhance employee skills and retention will prove increasingly important in allowing the Company's facilities to provide for these types of patients.

    QUALITY ASSURANCE AND REGULATORY COMPLIANCE. The Company has developed a comprehensive quality assurance program that is designed to monitor, evaluate and improve the delivery of patient care. This program is supervised by a registered nurse, who serves as the Company's director of professional services. Pursuant to its quality control system, the Company routinely collects information from patients, family members, employees and state survey agencies that is then compiled, analyzed and distributed throughout the Company in order to monitor the quality of care and services provided and the satisfaction of the residents and their families with such services.

    MARKETING. The Company's in-house marketing department works directly with its facilities in their efforts to market services in their respective communities. The emphasis of the Company's marketing department is to assist each facility in achieving a desired quality mix of revenues through increased Medicare, private and managed care census. The Company works with each facility to establish monthly, quarterly and annual census and payor mix goals and each facility is responsible for an on-going marketing plan. The Company's Vice President of Marketing directs the efforts of its marketing support team, which provides guidance in conducting competitive positioning assessments and needs analyses, and developing goal-oriented marketing plans, as well as providing assistance with media relations.

    The Company's marketing efforts are concentrated at the local level to allow each facility to promote its specific services as related to the needs of its community. At most of the Company's facilities, the admissions staff is responsible for marketing the facility's services to physicians, discharge planners, individual patients and their families, and community referral sources. Based on the market and patient acuity mix, a facility may employ a case manager or marketing director to assist in the promotion of services to managed care organizations, as well as other referral sources.

    The Company focuses on securing relationships with managed care organizations and insurance carriers in the markets served by its facilities. At present, many of the Company's facilities have contractual relationships with such organizations. The Company's emphasis on attracting and securing such relationships with these network providers will continue to be an important part of its growth strategy.

MANAGEMENT INFORMATION SYSTEMS

    The Company's Chief Information Officer develops, implements and maintains a comprehensive system of management and financial controls which is designed to enable the Company to closely monitor operating costs and quickly distribute financial and other operational information to appropriate levels of management. Each facility utilizes PC-based, networked computer systems for processing operating data on a "real-time" basis as well as financial and patient care data. The Company has established an internal network linking its facilities, operating subsidiaries, regional managers and nurse consultants with its corporate computer network.

    The Company utilizes commercially available as well as internally developed software in its information systems. The Company has established on-line electronic billing with Medicare as well as with several state Medicaid programs and produces interim cost reports for Medicare and certain state Medicaid programs. In addition, at each facility, the system generates computer-assisted medical records that allow for the creation of individualized care plans, physician orders and administrative and observation records.

    The Company's information systems are easily adaptable to newly acquired facilities and related companies. The Company was able to fully integrate its financial information systems into the 36 facilities acquired through the Transitional Merger and to expand each facility's management information system through training and program implementation over a six-month period. The Company's ability to convert acquired facilities quickly to its management information system enables management to significantly impact each facility's financial and operating performance within a short period of time.

ACQUISITION OPPORTUNITIES

    The Company maintains an active acquisition program in order to increase its penetration of existing regions and to capitalize on the consolidation trends in the long-term care industry. The Company pursues the acquisition and development of long-term care facilities and specialty services providers that complement and expand the ongoing operations of the Company. The Company evaluates potential acquisitions on the basis of existing profitability, long-term profit potential, specialty services opportunities, facility location, payor mix and patient census. Specifically, the Company targets facilities that have the capacity to be leading providers of higher acuity services in their respective markets and that represent opportunities for the Company to realize additional operating leverage through regional economies of scale and provide more profitable specialty services. In addition, the Company enters into lease or management agreements with certain facilities which generally include a right of first refusal. In many cases these lease or management arrangements present acquisition opportunities following the implementation of the Company's operating strategies while enhancing facility profitability. As evidence of its ability to acquire previously managed facilities, the Company currently leases or owns seventeen facilities that it previously managed.

    The Company's internal acquisition team consists of several members of management who meet on a weekly basis to evaluate potential acquisition candidates. This team identifies long-term facilities and related service providers that will integrate efficiently into the Company's existing operations and complement the Company's strategy of providing additional specialty services and enhancing the Company's operational and financial growth. Utilizing the Company's in-house team of professionals in the areas of human resources, nursing, regulatory compliance and management information systems, a detailed due diligence review is conducted on each potential acquisition. Acquisitions are integrated efficiently into the Company's operations through the Company's business integration procedures. Centennial's management believes that this team will continue to be successful in the identification and acquisition of additional long-term care facilities and related specialty service providers. See "Risk Factors -- Risks Associated with Acquisition Strategy."

FACILITIES

    Centennial currently operates 78 owned, leased and managed skilled nursing facilities with 8,369 beds in 19 states and the District of Columbia. Of this number, Centennial owns 8 facilities with 837 beds, leases 46 facilities with 4,994 beds and manages 24 facilities with 2,538 beds. The Company's owned, leased and managed facilities had an average of 107 beds and an occupancy rate of 90% as of March 1, 1997.

    The following table lists the Company's owned, leased and managed facilities by location, including the number of licensed available beds and the occupancy rate as of March 1, 1997:

                                                                                     FACILITIES
                                                   NUMBER OF   ------------------------------------------------------
STATE                                                BEDS          OWNED        LEASED        MANAGED        TOTAL
------------------------------------------------  -----------  -------------  -----------  -------------     -----
North Carolina..................................       1,988             2             8             9            19
Indiana.........................................       1,381        --                13        --                13
Michigan........................................       1,284             3             7             3            13
Mississippi.....................................         540        --                 5        --                 5
Louisiana.......................................         507             1             3             1             5
Kansas..........................................         377        --                 2             2             4
Kentucky........................................         356             1             2        --                 3
Florida.........................................         139        --            --                 2             2
Idaho...........................................         170        --                 2            --             2
Texas...........................................         227        --                 1             1             2
Arkansas........................................          70        --            --                 1             1
Georgia.........................................         157        --                 1        --                 1
Illinois........................................         108        --            --                 1             1
Montana.........................................         100        --                 1        --                 1
Nebraska........................................         154             1        --            --                 1
New Mexico......................................          96        --            --                 1             1
Tennessee.......................................         119        --            --                 1             1
Washington......................................         104        --            --                 1             1
Wisconsin.......................................         196        --            --                 1             1
Washington, D.C.................................         296        --                 1        --                 1
                                                                        --            --            --            --
                                                       -----
  Totals........................................       8,369             8            46            24            78
                                                                        --            --            --            --
                                                                        --            --            --            --
                                                       -----
                                                       -----


STATE                                               OCCUPANCY (1)
------------------------------------------------  -----------------
North Carolina..................................            94%
Indiana.........................................            86
Michigan........................................            93
Mississippi.....................................            99
Louisiana.......................................            89
Kansas..........................................            81
Kentucky........................................            92
Florida.........................................            97
Idaho...........................................            87
Texas...........................................            87
Arkansas........................................            --
Georgia.........................................            92
Illinois........................................            77
Montana.........................................            94
Nebraska........................................            91
New Mexico......................................            83(2)
Tennessee.......................................            90
Washington......................................            77
Wisconsin.......................................            94
Washington, D.C.................................            97

                                                           ---
  Totals........................................            90%

                                                           ---
                                                           ---

------------------

(1) Occupancy is computed by dividing annual patient day census by annual patient days available in licensed available operating beds. Does not include facilities in the start-up phase during 1996 (The Oaks at Sweeten Creek (North Carolina), Blountstown Health & Rehabilitation Center (Florida) and Chenal Rehabilitation and Healthcare Center (Arkansas)).

(2) Facility under construction for expansion and renovation.

    LEASED FACILITIES. The Company leases 46 facilities pursuant to long-term leases with various lessors, thirty-two of which are with four lessors. The Company's lease arrangements are "triple net" leases, requiring the Company, at its own expense, to maintain the premises and pay taxes, utilities and insurance. In most cases, the leases are subordinate to certain security interests in the facilities granted by the lessors to third-party lenders, but the Company makes the debt repayments collateralized by such security interests directly to the lenders and deducts it from the lease payments made to the lessors. Centennial has a right of first refusal to purchase most of the leased facilities.

    Thirteen leases with one lessor have initial terms ranging from ten to 14 years and include options for two additional five-year terms at appraised market rates. Six of these leases have fixed payments, with the rest varying indirectly with changes in the prime rate. The Company leases an additional 15 facilities from various lessors with terms ranging from five to 27 years and lease payments with annual increases based on the CPI, revenue growth and/or fixed formulas.

    Eight leases have 20-year initial terms, with options to renew for five additional years. These leases average 15-year remaining terms. These leases provide for minimum rents with annual increases. Six additional leases with another lessor provide for initial terms of 20 years with options to renew for two successive five-year terms. These leases provide for base rent and additional rent based on a percentage of any increase in each facility's gross revenues over the prior year, or the increase in the Consumer Price Index. Five leases with another lessor provide for initial terms of ten years and options to renew for two successive five-year terms, with a base rent plus additional rent equal to the greater of 5% of the increase in each facility's net revenue over the prior year's net revenues, or 3% of the prior year's total base rent and additional rent.

    In connection with the leasing of eight facilities located in Louisiana and Mississippi, Magnolia Management Corporation ("Magnolia"), a former owner and an unaffiliated nursing home provider, provides local consulting and field supervision services to such facilities pursuant to certain agreements that terminate in 2007 and were entered into by the prior owners of these facilities in 1987. Services provided by Magnolia include expertise in employee matters and local reimbursement and regulatory issues at a cost to the Company of three percent of the gross revenues of these facilities. The Company paid Magnolia $628,751 for these services in 1996.

    MANAGED FACILITIES. The Company operates 24 facilities under long-term management contracts. Revenues from management contracts account for approximately 1.8% of the Company's total revenues for the fiscal year ended December 31, 1996. Pursuant to these management contracts, the Company performs day-to-day management functions and provides certain corporate services, including group contract purchasing, employee training and development, quality assurance audits, human resource management, assistance in obtaining third-party reimbursement, financial and accounting functions, policy development, system design and development, and marketing support. The Company's information system monitors certain key data for each managed facility, such as payroll, admissions and discharges, cash collections, net patient service revenues, staff trend analysis, and measurement of operational data on a per patient day basis. In addition, the Company manages five facilities for three public limited partnerships. See "Certain Transactions." These management contracts provide for monthly management fees of six percent of net revenues, have initial terms of 20 years and are subject to termination without cause upon 60 days notice. Of these managed facilities, the Company manages 19 facilities pursuant to management contracts with independent third parties, which provide for monthly management fees equal to six percent of net revenues, with initial terms ranging from five to 20 years and that can be terminated only for cause. Certain of the agreements provide for the subordination of the management fees to the payment of the owner's debt service. The Company has a right of first refusal to acquire certain of these managed facilities.

    CONTRACT REHABILITATION SERVICES. Centennial provides contract rehabilitation services under 58 contracts in facilities in 13 states, including 17 facilities in North Carolina, 13 facilities in Florida and seven facilities in Arkansas. Twenty of the agreements are with the Company's owned or leased facilities, 11 are with the Company's managed facilities and 27 are with unaffiliated third-parties. Most of these agreements have initial terms of five years with automatic renewal provisions for five successive additional terms of five years each, unless terminated earlier upon 90 days prior notice, and are subject to termination without cause upon 60 days prior written notice. Pursuant to these agreements, the Company provides comprehensive rehabilitation services, including physical, occupational and speech therapy. In addition, the Company provides administrative services including policy formulation, licensure compliance, training, staffing, quality control, financial report preparation and patient census preparation. Therapy services, except for physical therapy services, are billed per unit of therapy service provided at rates set forth in the therapy service agreement. Physical therapy services are billed at the current Medicare published salary equivalency rate. Non-therapy services are either billed per unit of service provided or at a flat monthly rate set forth in the individual therapy service agreement.

OFFICE LEASES

    Centennial's corporate headquarters occupy approximately 35,000 square feet of office space in a commercial building located in Atlanta, Georgia, under a lease agreement which terminates on September 30, 2001 and allows one five-year renewal option. The Company believes that such offices are adequate for its current requirements.

    Centennial also leases approximately 12,800 square feet of office space in Atlanta, Georgia, which was the previous location of its corporate headquarters. Centennial subleases the entire space to a subtenant and both the primary lease and the sublease terminate on November 30, 1999. Transitional leases approximately 18,000 square feet of office space in Louisville, Kentucky, which was Transitional's corporate headquarters prior to the Transitional Merger. The lease term expires January 31, 2002. The Company has entered into a sublease for 6,350 square feet of this space for the remaining term of the primary lease and is seeking a subtenant for the balance of the space.

COMPETITION

    The Company expects that it will face increasing levels of competition with respect to its operations and the services it provides. The Company competes for patients with other long-term care facilities and, to a lesser extent, with acute care hospitals, physician practice groups, home healthcare providers, community-based service programs, retirement communities and assisted living centers. In addition, competition may grow from new market entrants, including companies focusing primarily on specific components of the Company's various services. Many states require a CON or impose similar restrictions before a new long-term care facility can be constructed or additional beds can be added to existing facilities. The Company believes that these regulations reduce the possibility of over-building and promote higher utilization. Certain competing companies have greater financial and other resources and may be more established in their respective communities than the Company.

    In competing for patients, a facility's local reputation is important. Referrals typically come from acute care hospitals, physicians, religious groups, health maintenance organizations, patients' families and friends and other community organizations. Other factors which affect a facility's ability to attract patients include the physical plant condition, the ability to identify and meet particular needs in the community, the rates charged for services and the availability of personnel to provide the appropriate levels of care.

    Competition for subacute care patients is increasing by virtue of market entry of other healthcare providers, such as acute care hospitals, rehabilitation hospitals and other specialty service providers. The competitive factors that distinguish subacute providers include the degree of acuity for which care can be provided. The Company believes that its subacute care facilities are characterized by a high level of acuity in patient care provided. Other important competitive factors include the reputation of the facility in the community, the services offered, the availability of qualified nurses, local physicians, hospital support, rehabilitation therapists and other personnel, the appearance of the facility and the cost of services.

SOURCE OF REVENUES AND PAYOR MIX

    The Company derives its revenues primarily from Medicaid programs for indigent patients, the Medicare program for certain elderly and disabled patients, private pay sources, rehabilitation therapy services offered to non-affiliated long-term care facilities and management fees. The Company employs reimbursement specialists and retains outside reimbursement consultants to monitor reimbursement rules, policies and related developments in order to comply with reporting requirements and to assist the Company in receiving reimbursements.

    The following table sets forth the percentage of total revenues by payor source for the Company for the periods indicated:

                                                                                              YEARS ENDED DECEMBER
                                                                YEARS ENDED MAY 31,                   31,
                                                         ----------------------------------  ----------------------
                                                            1993        1994        1995        1995        1996
                                                         ----------  ----------  ----------  ----------  ----------
Medicare...............................................        3.0%        6.3%       12.8%       17.7%       25.6%
Private pay, management fees and other.................       43.6        20.1        21.7        23.6        30.3
                                                             -----       -----       -----       -----       -----
                                                              46.6        26.4        34.5        41.3        55.9
Medicaid...............................................       53.4        73.6        65.5        58.7        44.1
                                                             -----       -----       -----       -----       -----
    Total..............................................      100.0%      100.0%      100.0%      100.0%      100.0%

    MEDICARE. All of the Company's facilities are certified Medicare providers. The Medicare program consists of two parts. Part A covers inpatient hospital services and certain services furnished by other institutional providers, such as skilled nursing and acute, long-term care facilities. Part B covers the services of doctors, suppliers of medical items, various types of outpatient services including physical, speech and occupational therapy, pharmaceuticals and medical supplies, certain intensive rehabilitation and psychiatric services and ancillary services of the type provided by long-term care or acute care facilities. Medicare does not provide reimbursement for community based, intermediate care nursing facilities.

    Under the Medicare Part A program, the Company is reimbursed for its direct costs plus an allocation of indirect costs up to a facility specific limit (the "routine cost limit"). As the Company has expanded its post-acute care and other specialty medical services, the costs of care for these patients have exceeded and are expected to continue to exceed the reimbursement routine cost limits. Under current regulations, new long-term care facilities are, in certain limited circumstances, able to apply for a three year exemption from routine cost limits. Unless and until such exemptions are granted, these facilities can recover excess costs only through routine cost limit exception requests. There can be no assurance that the Company will be able to recover such excess costs under any pending or future requests. Payment for Medicare Part B services depends on the nature of the services provided. Some services are reimbursed at cost, much like Part A services. Other services, particularly parenteral and enteral nutrition therapy, are reimbursed on a fee schedule.

    PRIVATE PAY, MANAGEMENT FEES AND OTHER. Private pay and other revenues include payments from individuals who pay directly for services without governmental assistance and payments from commercial insurers, HMOs, PPOs, insurance organizations, workers' compensation programs, hospice programs and other similar payment sources. The Company's rates for private pay patients are typically higher than rates for patients eligible for assistance under state Medicaid programs. These private pay rates are established on a facility-specific basis in accordance with market factors, including rates charged by other providers in the local market.

    MEDICAID. Medicaid includes the various state-administered reimbursement programs for indigent patients created by federal law. Although reimbursement rates vary from state to state, the federal government retains the right to approve or disapprove individual state plans. Providers must accept reimbursement from Medicaid as payment in full for the services rendered, because the provider may not bill the patient for more than the amount of the Medicaid payment received. Criteria for Medicaid eligibility varies from state to state, subject to guidelines from the federal government for determination whether a person qualifies as medically indigent and subject to changes in state and federal regulations. Many of the residents at the Company's facilities who initially enter the facilities as private pay or insurance patients are later covered by Medicaid as their financial resources are depleted to a level of financial net worth and income which makes them eligible for Medicaid.

    With the exception of two facilities, all of the facilities operated by the Company participate in state Medicaid programs. Basic long-term care services are provided to Medicaid patients, including nursing, dietary, housekeeping and laundry and restorative healthcare services, room and board and medications. Medicaid does not cover the cost of private rooms, private-duty nurses and other costs, or amounts in excess of the Medicaid reimbursement rates. Under the federal Medicaid statute and regulations, state Medicaid programs must provide reimbursement rates that are reasonable and adequate to cover the costs that would be incurred by efficiently and economically operated facilities in providing services in conformity with state and federal laws, regulations and quality and safety standards. Furthermore, payments must be sufficient to enlist enough providers so that services under the state's Medicaid plan are available to recipients at least to the extent that those services are available to the general population. Reimbursement rates generally are determined by the state from "cost reports" filed annually by each facility, on both a prospective and retrospective basis. There can be no assurance, however, that payments under Medicaid programs will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs.

    The Medicare and Medicaid programs are subject to various statutory and regulatory changes which may adversely affect the Company's business. There can be no assurance that payments for services and supplies under governmental reimbursement programs will remain comparable to present levels. The Company may be subject to rate reductions as a result of federal budgetary legislation. Various state Medicaid programs periodically experience budgetary shortfalls which may result in Medicaid payment delays to the Company. In addition, the failure, even inadvertent, of the Company to comply with applicable reimbursement regulations could adversely affect the Company's business. Although there can be no assurance that future adjustments will not have a material adverse effect on the Company, the Company believes that it has properly applied the various payment formulas and that it is not likely that audit adjustments would have a material adverse effect on the Company.

    Cost reports are subject to routine audits by government regulatory bodies on an annual or periodic basis and several of the Company's facilities are currently involved in the audit process. In the event of a determination by such a regulatory body that the amount of reimbursement exceeded allowable reimbursement levels, the Company may be required to repay any excess amount. Although the Company believes it has adequately provided for any repayment obligations, there can be no assurance that such provisions will be adequate.

    CONTRACT REHABILITATION SERVICES. In general, payments for rehabilitation therapy services are received directly from the long-term care facilities, which in turn are paid by Medicare or other payors. Revenues from rehabilitation therapy services provided to Company-operated facilities are included in the Medicare, Medicaid and private pay sources of revenues of the Company. The Company's charges to non-affiliates, though not directly regulated, are effectively limited by regulatory reimbursement policies imposed on the long-term care facilities that receive these services, as well as competitive market factors.

GOVERNMENT REGULATION

    The federal government and all states in which the Company operates regulate various aspects of the Company's business. In addition to the regulation of rates by governmental payor sources, the development and operation of long-term care facilities and the provision of long-term care services are subject to federal, state and local licensure and certification laws which regulate with respect to a facility, among other matters, the number of beds, the services provided, the distribution of pharmaceuticals, equipment, staffing requirements, patients' rights, operating policies and procedures, fire prevention measures, environmental matters and compliance with building and safety codes. Home healthcare providers are also subject to extensive government regulations. Regulators recently announced plans to impose new regulations and to increase regulatory enforcement activities. There can be no assurance that federal, state or local governmental regulations will not change or be subjected to new interpretations that impose additional restrictions which might adversely affect the Company's business. See "Risk

Factors -- Impact of Healthcare Reform and Limits on Government Reimbursement and Other Payments."

    Licensing, certification and other applicable standards vary from jurisdiction to jurisdiction and are revised periodically. State agencies survey or inspect all long-term care facilities on a regular basis to determine whether such facilities are in compliance with the requirements for participation in government-sponsored third-party payor programs. In some cases or upon repeat violations, the reviewing agency has the authority to take various adverse actions against a facility, including the imposition of fines, temporary suspension of admission of new patients to the facility, suspension or decertification from participation in the state Medicaid or the Medicare program, offset of amounts due against future billings to the Medicare or Medicaid programs, denial of payments under Medicaid for new admissions, reduction of payments, restrictions on the ability to acquire new facilities and, in extreme circumstances, revocation of a facility's license or closure of a facility. The compliance history of a prior provider may be used by state or federal regulators in determining possible action against a successor provider.

    The Company believes that its facilities are in substantial compliance with all statutes, regulations, standards and requirements applicable to its business, including applicable Medicaid and Medicare regulatory requirements. In the ordinary course of its business, however, the Company from time to time receives notices of deficiencies for failure to comply with various regulatory requirements. In most cases, the Company and the reviewing agency will agree upon corrective measures to be taken to bring the facility into compliance. There can be no assurance that future agency inspections will not have a material adverse effect on the Company.

    CERTIFICATES OF NEED. A majority of the states in which the Company operates have adopted CON or similar laws which generally require that a state agency determine that a need exists prior to the construction of new facilities, the addition or reduction of licensed beds or services, the implementation of other changes, the incurrence of certain capital expenditures, the approval of certain acquisitions and changes in ownership or, in certain states, the closure of a facility. State CON approval is generally issued for a specific project or number of beds, specifies a maximum expenditure, is sometimes subject to an inflation adjustment, and requires implementation of the proposal within a specified period of time. Failure to obtain the necessary state approval can result in the inability of the facility to provide the service, operate the facility or complete the acquisition, addition or other change and can also result in adverse reimbursement action or the imposition of sanctions or other adverse action on the facility's license.

    MEDICARE AND MEDICAID. In 1990 and 1993, Congress passed legislation ("OBRA" and "OBRA 93") revising Medicare nursing standards and reimbursement and methods for nursing homes. Although the Company believes that it is in substantial compliance with the current requirements of OBRA and OBRA 93, it is unable to predict how future interpretation and enforcement of regulations promulgated under OBRA and OBRA 93 by the state and federal governments could affect the Company in the future.

    Effective July 1, 1995, the Health Care Financing Administration ("HCFA") promulgated new survey, certification and enforcement rules governing long-term care facilities participating in the Medicare and Medicaid programs, which impose significant new requirements on long-term care facilities. The breadth of the new rules creates uncertainty over the manner in which the rules will be implemented, the ability of any long-term care facility to comply with them and the effect of the new rules on the Company.

    Under the rules, unannounced standard surveys of facilities must be conducted at least once every 15 months with a state-wide average of 12 months. In addition to the standard survey, survey agencies have the authority to conduct surveys as frequently as necessary to determine whether facilities comply with participation requirements, to determine whether facilities have corrected past deficiencies and to monitor care if a change occurs in the ownership or management of a facility. Furthermore, the state survey agency must review all complaint allegations and conduct a standard or an abbreviated survey to investigate such complaints if a review of the complaint shows that a deficiency in one or more of the

Federal requirements may have occurred and that only a survey will determine whether a deficiency or deficiencies exist. If a facility has been found to furnish substandard care, it is subject to an extended survey. The extended survey is intended to identify the policies and procedures that caused a facility to deliver substandard care.

    HCFA's new rules substantially revise provisions regarding the enforcement of compliance requirements and remedies for long-term care facilities with deficiencies. At a minimum, the following remedies are available: termination of provider agreement; temporary management; denial of payment for new admissions; civil money penalties; closure of the facility in emergencies or transfer of patients or both; and on-site state monitoring. States may also adopt optional remedies. The new rules divide remedies into three categories. Category I remedies include directed plans of correction, state monitoring and directed in-service training. Category 2 remedies include denial of payments for new admissions, denial of payments for all individuals (imposed only by HCFA) and civil money penalties of $50 to $3,000 per day. Category 3 remedies include temporary management, immediate termination or civil money penalties of $3,050 to $10,000 per day. The rules define situations in which one or more of the penalties must be imposed.

    HCFA has announced its intention to propose rules applying salary equivalency guidelines to speech and occupational therapy services, while updating physical and respiratory therapy guidelines. In addition, on April 14, 1995, HCFA issued a memorandum that sets forth rates for speech and occupational therapy services that are lower than the Medicare reimbursement rates currently received by the Company for such services. In response to a challenge to this memorandum, HCFA stated that it would not enforce these guidelines. The Company, however, believes that HCFA is prepared to issue proposed salary equivalency guidelines for speech and occupational therapy services in the near future, although the Company cannot predict when, or to what extent, such rules, if proposed, will be adopted. The imposition of salary equivalency guidelines on contract speech and occupational therapy services could adversely affect the Company's revenues derived from specialty services and thereby limit the Company's ability to recoup its investment in that part of its business. Similarly, any future regulations reducing the government payment rates for subacute or other specialty medical services could materially adversely affect the Company. On March 10, 1997, HCFA published proposed Medicare conditions of participation for home healthcare agencies that would, if adopted, require home healthcare agencies to monitor patient outcomes using the government's standard core assessment data (the "Outcomes and Assessment Information Set" or "OASIS"). The proposed rules would also impose more stringent qualifications for home healthcare personnel and would expand government enforcement efforts against fraud and abuse in the home healthcare field. Final rules will be published following a 90-day comment period on the proposed rules.

    FEE-SPLITTING AND REFERRALS. The Company is also subject to federal and state laws that govern financial and other arrangements between providers. Federal laws, as well as the laws of certain states, prohibit payments or fee splitting arrangements between providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. These laws include the federal "anti-kickback law" which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients.

    Effective January 1, 1995, OBRA 93 prohibits any physician with a financial relationship (defined as a direct or indirect ownership or investment interest or compensation arrangement) with an entity from making a referral for "designated health services" to that entity and prohibits that entity from billing for such services. "Designated health services" do not include skilled nursing services but do include many services which long-term care facilities provide to their patients, including, but not limited to, infusion therapy and enteral and parenteral nutrition. Various exceptions to the application of this law exist, including one which protects the payment of fair market compensation for the provision of personal services, so long as various requirements are met. Violations of these provisions may result in civil or criminal penalties for individuals or entities and/or exclusion from participation in the Medicaid and Medicare programs. Various state laws contain analogous provisions, exceptions and penalties. Violation of these state laws could lead to loss of licensure, significant fines and other penalties. The Company believes that in the past it has been, and in the future it will be, able to arrange its business relationships so as to comply with these provisions. Failure to comply with such laws could subject the Company to civil fines, possible exclusion from government reimbursement programs and, in certain cases, criminal prosecution.

    HEALTHCARE REFORM. In addition to extensive existing governmental regulation, there are numerous legislative and executive initiatives at the federal and state levels for comprehensive reforms affecting the payment for and availability of services. It is not clear at this time what proposals, if any, will be adopted or, if adopted, what effect such proposals would have on the Company's business. Aspects of certain of these proposals, such as reductions in funding of the Medicare and Medicaid programs, potential changes in reimbursement regulations for rehabilitation therapy services, interim measures to contain costs such as a short-term freeze on prices charged by providers or changes in the administration of Medicaid at the state level, could materially adversely affect the Company. There can be no assurance that currently proposed or future legislation or other changes in the administration or interpretation of governmental programs will not have an adverse effect on the Company.

    ENVIRONMENTAL AND OTHER. The Company is also subject to a wide variety of federal, state and local environmental and occupational health and safety laws and regulations. Among the types of regulatory requirements faced by providers are: air and water quality control requirements, waste management requirements, specific regulatory requirements applicable to asbestos, polychlorinated biphenyls and radioactive substances, requirements for providing notice to employees and members of the public about hazardous materials and wastes and certain other requirements.

    In its role as owner and/or operator of properties or facilities, the Company may be subject to liability for investigating and remedying any hazardous substances that have come to be located on the property, including such substances that may have migrated off of, or emitted, discharged, leaked, escaped or been transported from, the property. The Company's operations may involve the handling, use, storage, transportation, disposal and/or discharge of hazardous, infectious, toxic, radioactive, flammable and other hazardous materials, wastes, pollutants or contaminants. Such activities may harm individuals, property or the environment; may interrupt operations and/or increase their costs; may result in legal liability, damages, injunctions or fines; may result in investigations, administrative proceedings, penalties or other governmental agency actions; and may not be covered by insurance. The cost of any required remediation or removal of hazardous or toxic substances could be substantial and the liability of an owner or provider for any property is generally not limited under applicable laws and could exceed the property's value. Although the Company is not aware of any material liability under any environmental or occupational health and safety laws, there can be no assurance that the Company will not encounter such liabilities in the future, which could have a material adverse effect on the Company.

PERSONNEL

    As of December 31, 1996, the Company employed, directly or indirectly, approximately 8,300 persons, including approximately 5,100 full-time and 3,200 part-time employees. As of December 31, 1996, the Company had collective bargaining agreements related to nine facilities covering approximately 1,000 employees and was negotiating with bargaining units at two additional facilities. The Company believes that it has a satisfactory relationship with these employees and strives to maintain this relationship by offering competitive benefit packages, training programs and opportunities for advancement. See "Certain Transactions."

INSURANCE

    The Company maintains property, liability, and professional liability insurance policies in amounts and with such coverage and deductibles that are deemed appropriate by management, based upon historical claims, industry standards and the nature and risks of its business. The Company also requires that physicians practicing at its facilities carry medical professional liability insurance to cover their respective individual professional liabilities. The Company directly and indirectly maintains a self-insurance program with appropriate reinsurance for workers' compensation. This program covers employees as required by state law. In certain states, the Company participates in state approved programs. Contractors who provide services to the Company must demonstrate adequate insurance prior to commencing work, however, there can be no assurance that any current or future claims will not exceed applicable insurance coverage.

LEGAL PROCEEDINGS

    As is typical in the industry, the Company is subject to claims and legal actions in the ordinary course of its business, including employment matters and malpractice and wrongful death claims. In addition, on October 6, 1995, prior to the Transitional Merger, NPF IV, Inc. ("NPF"), an accounts receivable factoring firm, filed suit against Transitional, Cardinal Development Co., Inc. and its related entities ("Cardinal") and certain other parties in the United States District Court for the Southern District of Ohio, alleging successor liability for various accounts receivable factoring transactions between Cardinal and NPF. The Company is actively defending against these claims. It is management's belief that this lawsuit as well as other claims and legal actions that the Company is subject to in the normal course of its business are either adequately covered by insurance or will be resolved without a material adverse affect on the Company's financial condition, although there can be no assurance that such amounts will be adequate or that such results will be achieved.

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

    The following table sets forth certain information with respect to the executive officers and directors of the Company.

               NAME                      AGE                                    POSITION
-----------------------------------  -----------  ---------------------------------------------------------------------

J. Stephen Eaton...................          46   Chairman of the Board, President and Chief Executive Officer

Kent C. Fosha, Sr..................          55   Executive Vice President of Operations

Alan C. Dahl.......................          35   Executive Vice President, Chief Financial Officer, Treasurer and
                                                  Director

Randall J. Bufford.................          37   Executive Vice President of Business Development

Laurence W. Lepley, Jr.............          52   President of Paragon Rehabilitation, Inc.

Wayne H. Mayo......................          53   Eastern Division Vice President

Clay F. Crosson....................          39   Western Division Vice President

John P. Cobb.......................          65   Senior Vice President of Reimbursement

Daniel F. Montgomery...............          39   Senior Vice President and Chief Information Officer

James B. Hoover....................          42   Director

Bertil D. Nordin...................          62   Director

Robert A. Ortenzio.................          39   Director

Andrew M. Paul.....................          39   Director

    Centennial's Board of Directors (the "Board") is classified into three classes which consist of, as closely as possible, an equal number of directors. The members of each class will serve staggered three-year terms. Messrs. Eaton and Paul are Class I directors, Messrs. Nordin and Hoover are Class II directors and Messrs. Dahl and Ortenzio are Class III directors. The terms of the Class I, Class II and Class III directors expire at the annual shareholders meeting to be held in 1998, 1999 and 2000, respectively.

    The Board has established a Compensation Committee and an Audit Committee. The Compensation Committee is currently comprised of Messrs. Eaton, Paul and Ortenzio and Mr. Paul is the chairman. The Audit Committee is comprised of Messrs. Hoover and Ortenzio and Mr. Eaton is an ex-officio, non-voting member.

    J. STEPHEN EATON is Chairman of the Board and the founder of Centennial and has served as its President and Chief Executive Officer since its inception in February 1989. Mr. Eaton has been involved in the long-term care industry since 1982. Mr. Eaton also serves as a director of Saint Joseph's Mercy Care Corporation, a non-profit corporation based in Atlanta, Georgia which provides mobile health services to the homeless and other underserved populations, and of Saint Joseph's Health System, a major tertiary care hospital and health system in Atlanta, Georgia.

    KENT C. FOSHA, SR. has served as Executive Vice President of Operations since January 1996 and also serves as President of Centennial International Management Corporation. He joined Centennial in 1990 and served as the Company's senior vice president of operations until January 1996. Mr. Fosha has over twenty years experience in all aspects of nursing home management, including the supervision of multi-state operations for National Heritage, Inc. and Beverly Enterprises. Mr. Fosha, a licensed nursing home administrator, has served as president of the Georgia Healthcare Association and has served on several long-term care related committees.

    ALAN C. DAHL has served as Executive Vice President, Chief Financial Officer, and Director of Centennial since January 1996. From February 1991 to December 1995, he served as senior vice president.

Mr. Dahl has been involved in healthcare finance for the past eleven years. Mr. Dahl was previously senior vice president of Southmark Public Syndications, Inc., a subsidiary of Southmark Corporation. Mr. Dahl, a certified public accountant, also worked in the tax department at Arthur Young & Company.

    RANDALL J. BUFFORD has served as Executive Vice President-Business Development of the Company since January 1996. From 1993 to December 1995, Mr. Bufford served as General Manager/Chief Executive Officer of Transitional. Mr. Bufford served as an officer of Cardinal Medical Corporation from 1982 until 1993, and he organized and led a management buy-out and recapitalization through which Transitional purchased many of the assets of Cardinal. Mr. Bufford began his career as an auditor at Arthur Young & Company.

    LAURENCE W. LEPLEY, JR., has served as President of Paragon Rehabilitation Inc., a subsidiary of Centennial ("Paragon"), since its inception in 1989. Mr. Lepley has 29 years of experience in the healthcare industry, having previously served as vice president of development and general counsel for a corporation specializing in head injury rehabilitation. Mr. Lepley has also served as vice president, corporate attorney and lobbyist for the Tennessee Hospital Association. Mr. Lepley began his healthcare career as a pharmacist in both hospital and retail settings, and he maintains licenses in pharmacy and law in the state of Tennessee.

    WAYNE H. MAYO has served as Eastern Division Vice President of Centennial since January 1997. Prior to being Eastern Division Vice President, Mr. Mayo served as regional vice president from 1991 to 1996, and he was responsible for Centennial's Eastern region of facilities. Mr. Mayo was previously regional vice president of operations for Vantage Healthcare Corporation and also served as regional vice president of operations for Medco Centers, Inc., for seven years. Mr. Mayo is a member of the American College of Nursing Home Administrators.

    CLAY F. CROSSON has served as Western Division Vice President of Centennial since February 1997. Prior to joining Centennial in 1997, Mr. Crosson was vice president of operations and a member of the Board of Directors for CareMore, Inc. for five years. Previous to that, Mr. Crosson served 11 years at National HealthCorp, L.P. in various capacities, including regional vice president. Mr. Crosson has an MBA and 17 years of experience in long-term care, subacute care, home healthcare, managed care and assisted living. Mr. Crosson is a licensed administrator and a certified fellow of the American College of Health Care Administrators, an organization where he currently serves as a governor on the Board of Governors. He also presently serves as Vice Chairman of the Georgia Nursing Home Association.

    JOHN P. COBB joined the Company in 1991. He has served as Senior Vice President of Reimbursement since January 1995. He served as director of reimbursement from 1991 to January 1995. Mr. Cobb has over 18 years of experience in third-party reimbursement of long-term care facilities. Prior to joining the Company, Mr. Cobb was director of reimbursement for Convalescent Services, Inc. ("CSI"), where he was responsible for the preparation of over forty-eight Medical and Medicare cost reports for facilities in six states. Mr. Cobb has also served as an auditor/investigator for the Medicaid Fraud Division of the Arkansas Attorney General's office.

    DANIEL F. MONTGOMERY has served as Senior Vice President and Chief Information Officer of Centennial since January 1996. From 1991 to 1996, he served as vice president of finance for Centennial. Prior to joining Centennial, Mr. Montgomery served six years at National Heritage, Inc. in various capacities, including vice president of administrative services, director of internal audit and financial reporting and vice president and controller. Mr. Montgomery, a certified public accountant, also served as internal auditor for AMI, Inc.

    JAMES B. HOOVER, a Director of the Company since January 1996, has served as general partner of the sole general partner of WCAS VI since 1992. From 1984 to 1992, Mr. Hoover served as general partner of Robertson, Stephens & Co. ("RS&Co."). RS&Co. is an investment banking firm specializing in the financing of emerging growth companies, with particular emphasis in the healthcare industry. Prior to joining RS&Co., Mr. Hoover was vice president of the Investment Management Group of Citibank, N.A., from 1977 to 1984. Mr. Hoover serves as a director for Housecall Medical Resources, Inc. and U.S. Physical Therapy, publicly traded companies as well as five private companies. Additionally, Mr. Hoover is a member of the Special Projects Committee of Memorial Sloan-Kettering Cancer Center which raises funds and evaluates funding proposals from physicians interested in pursuing cancer research projects.

    BERTIL D. NORDIN, a Director of Centennial since March 1997, is currently an investor and advisor. From 1990 to 1994, Mr. Nordin served as chairman of the board of Digital Communications Associates, Inc. ("DCA"), a telecommunications company. Mr. Nordin was also president and chief executive officer of DCA from 1981 to 1990. Mr. Nordin serves as a director for TechForce Corporation, a public company, Masada Corporation, a private company, and the Atlanta Symphony Orchestra.

    ROBERT A. ORTENZIO, a Director of Centennial since January 1996, has served as President of Select Medical Corporation, a private healthcare company based in Mechanicsburg, Pennsylvania, since 1996. From 1986 to 1996, Mr. Ortenzio was employed by Continental Medical Systems, Inc., a nationwide provider of rehabilitation services, as its president and chief executive officer. Mr. Ortenzio also serves as a director of American Oncology Resources, Inc. and OccuSystems, Inc.

    ANDREW M. PAUL, a Director of the Company since January 1996, serves as a general partner of the sole general partner of WCAS VI, a private equity investment fund. Prior to joining WCAS VI in 1984, Mr. Paul was an associate in Hambrecht & Quist's venture capital group. From 1978 to 1981, he was a systems engineer and later a marketing representative for International Business Machines Corporation. Mr. Paul serves as a director of American Oncology Resources, Inc.; EmCare Holdings, Inc.; Housecall Medical Resources, Inc.; Lincare Holdings, Inc.; MedCath Inc.; National Surgery Centers; OccuSystems, Inc.; and Quorum Health Group.

BOARD OF DIRECTORS

    There are no family relationships between any of the directors or executive officers of the Company. The Board has established two standing committees: (i) the Compensation Committee and (ii) the Audit Committee.

    The Audit Committee consists of up to two directors, none of whom is also an officer or employee of the Company. The President of the Company is an ex-officio, non-voting member of the Audit Committee. The Audit Committee selects the Company's auditors, reviews the audit and has other authority customary for an audit committee.

    The 1994 Stock Option Plan, the 1996 Executive Stock Plan, the 1996 Employee Stock Option Plan and the 1997 Stock Plan (collectively, the "Stock Plans") are administered by the Compensation Committee which consists of not more than four directors of the Company appointed by the Board of Directors, one of whom, in certain instances, must be the Chairman of the Board. With respect to any options granted to an individual who is subject to the provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as provided in Rule 16a-2 promulgated pursuant to the Exchange Act (a "Section 16 Insider"), the Compensation Committee consists of at least two directors who are "Disinterested Persons" (which term has the meaning set forth in Rule 16b-3 under the Exchange Act or in any successor rule thereto) and all authority and discretion must be exercised by such Disinterested Persons. Any compensation package set forth in an employment agreement is subject to approval by the Compensation Committee.

DIRECTORS' COMPENSATION

    Outside Directors (as defined below) receive $8,000 annually (paid in four quarterly installments) and $1,000 for each meeting of the Board or any committee of the Board (except for telephonic meetings and committee meetings held on the same day as a full Board meeting) for their services as Outside

Directors. Outside Directors are also reimbursed for their reasonable out-of-pocket expenses, incurred in connection with their attendance at Board and committee meetings. In addition, Outside Directors receive automatic grants of options to purchase 10,700 shares of Common Stock upon their election to the Board and Outside Directors who are serving as such on July 1 of each year receive automatic grants of options to acquire 2,150 shares of Common Stock pursuant to the 1997 Stock Plan. Outside Directors are directors who are not employees or affiliates of the Company. The 1997 Stock Plan is intended to allow the Outside Directors receiving grants of options to continue to be "Disinterested Persons" with respect to the Stock Plans. See "Management -- Stock Plans."

EXECUTIVE COMPENSATION

    The following table sets forth the information with respect to the Company's Chief Executive Officer and each of the other executive officers of the Company whose total annual salary and bonus exceeded $100,000 for all services rendered in all capacities to the Company for the calendar year ended December 31, 1996 (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                           LONG-TERM
                                                                                          COMPENSATION
                                                        ANNUAL COMPENSATION              --------------
                                            -------------------------------------------    SECURITIES
                                                                        OTHER ANNUAL       UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION                 SALARY (1)    BONUS (2)     COMPENSATION      OPTIONS/SARS    COMPENSATION
------------------------------------------  -----------  -----------  -----------------  --------------  --------------
J. Stephen Eaton..........................  $   300,000   $  50,000   $   324,359(3)(4)            --              --
  Chairman of the Board, President and
    Chief Executive Officer

Kent C. Fosha, Sr.........................      175,000      25,000       163,041(3)(4)            --              --
  Executive Vice President
Alan C. Dahl..............................      175,000      35,000       158,498(3)               --              --
  Executive Vice President and Chief
    Financial Officer
Randall J. Bufford (5)....................      250,000          --       100,000(6)               --              --
  Executive Vice President--Business
    Development
Laurence W. Lepley, Jr. (7)...............      132,341      65,575         6,794(8)               --              --
  President of Paragon Rehabilitation,
    Inc.

------------------

(1) Represents annual salary, including compensation deferred by the Named Executive Officers pursuant to the Company's 401(k) Plan.

(2) Represents annual bonuses earned by the Named Executive Officers for the period indicated.

(3) Represents the difference between the exercise price for stock options and the fair market value of the shares received.

(4) Includes insurance for Messrs. Eaton and Fosha which provides for reimbursement for health and dental costs in excess of the amount payable under the Company's group health and dental plan.

(5) Mr. Bufford became an officer of the Company upon the completion of the Transitional Merger.

(6) Consists of a moving allowance in the amount of $100,000.

(7) Mr. Lepley remained as president of Paragon after the Transitional Merger.

(8) Includes $794 as a matching 401(k) contribution and an automobile allowance of $6,000.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table contains information concerning stock option grants made to each of the Named Executive Officers during the fiscal year ended December 31, 1996. No stock appreciation rights were granted during such year.

                                                  INDIVIDUAL GRANTS                      POTENTIAL REALIZABLE
                               -------------------------------------------------------  VALUE AT ASSUMED ANNUAL
                                NUMBER OF     % OF TOTAL                                 RATES OF STOCK PRICE
                                SECURITIES      OPTIONS                                 APPRECIATION FOR OPTION
                                UNDERLYING    GRANTED TO    EXERCISE OR                        TERM (2)
                                 OPTIONS     EMPLOYEES IN   BASE PRICE    EXPIRATION    -----------------------
            NAME                 GRANTED      FISCAL YEAR    $/SH (1)        DATE         5% ($)      10% ($)
-----------------------------  ------------  -------------  -----------  -------------  ----------  -----------
J. Stephen Eaton.............         --             --%     $      --            --    $       --  $        --
Kent C. Fosha, Sr............         --             --             --            --            --           --
Alan C. Dahl.................         --             --             --            --            --           --
Randall J. Bufford...........     31,119(3)        46.7          8.442          2006           -0-(5)     104,560
Laurence W. Lepley, Jr.......      6,542(4)         9.8          8.442          2006           -0-(5)      21,981

------------------

(1) All Options were granted at or above the fair market value on the date of the grant as determined by the Board of Directors.

(2) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission. There can be no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the Named Executive Officers.

(3) Represents incentive stock options that vest ratably one-third on each of January 31, 1996, January 1, 1997 and January 1, 1998.

(4) Represents incentive stock options that are fully vested.

(5) Represents incentive stock options granted at an exercise price of $8.442 pursuant to the Transitional Merger in replacement of existing Transitional options, taking into account the valuation set forth in the agreement and plan of merger. This exercise price exceeded the fair market value of the underlying securities on the date of the grant such that the potential realizable value calculated at a 5% annualized rate results in a negative number.

AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR AND OPTION VALUES AT
  DECEMBER 31, 1996

    The following table sets forth information concerning option exercises and option holdings for the fiscal year ended December 31, 1996, with respect to each of the Named Executive Officers. No stock appreciation rights were exercised during such year or were outstanding at the end of that year.

                                                              NUMBER OF SECURITIES
                                                             UNDERLYING UNEXERCISED      VALUE OF UNEXERCISED IN-
                                                             OPTIONS AT FISCAL YEAR-     THE-MONEY OPTIONS/SARS AT
                                                                     END(#)               FISCAL YEAR-END($) (1)
                             SHARES ACQUIRED     VALUE     ---------------------------  ---------------------------
           NAME              ON EXERCISE(#)    REALIZED    EXERCISABLE  UNEXERCISABLE   EXERCISABLE  UNEXERCISABLE
---------------------------  ---------------  -----------  -----------  --------------  -----------  --------------
J. Stephen Eaton...........        79,365     $   316,996      52,084         66,964     $            $
Kent C. Fosha, Sr..........        39,682         158,498      29,266         22,321
Alan C. Dahl...............        51,588         158,498      17,361         22,321
Randall J. Bufford.........            --              --      38,107         32,694
Laurence W. Lepley, Jr.....            --              --       6,543             --

------------------

(1) There was no public market for the Common Stock at December 31, 1996. Accordingly, the values represent the difference between the assumed public
    offering price of $       and the applicable exercise price.

STOCK PLANS

    The Company currently has four stock plans with outstanding options or options available to be granted, which include the 1994 Stock Option Plan, the 1996 Executive Stock Plan, the 1996 Employee Stock Option Plan and the 1997 Stock Plan. Centennial's 1992 Stock Option Plan that provided for the grant of options to purchase 277,775 shares (which number reflects the stock dividend declared effective January 6, 1996 as part of the Transitional Merger but does not include the Reverse Stock Split) of Common Stock to key employees and consultants of the Company in the form of non-qualified stock options has been terminated. Options for all of the 277,775 shares authorized by that plan have been granted and exercised at exercise prices of $.29.

    1994 STOCK OPTION PLAN. A total of 216,000 shares of Common Stock were reserved for issuance pursuant to the 1994 Stock Option Plan, subject to anti-dilution provisions. This number increased to 226,110 due to the stock dividend declared effective January 6, 1996 as part of the Transitional Merger (the "Stock Dividend") and was reduced to 161,510 to reflect the Reverse Stock Split. As of March 26, 1997, options to purchase all 161,510 shares had been granted under this plan, of which options to purchase 60,321 shares remain outstanding and unexercised of which shares 57,147 are vested and 3,174 shares vest during 1997. All of the options granted under this plan were granted at exercise prices of $4.03 or $7.56, representing the fair market value of the Common Stock as determined by the Compensation Committee at the time of the grants. The remaining options expire in 2001 and 2002.

    1996 EXECUTIVE STOCK PLAN. The Board of Directors adopted and the shareholders approved the Company's 1996 Executive Stock Plan, which allows the grant to officers, directors and key employees of non-qualified stock options, restricted stock or stock appreciation rights. This Plan may be terminated by the Board of Directors at any time.

    A total of 500,000 shares of Common Stock were reserved for issuance pursuant to the 1996 Executive Stock Plan, subject to anti-dilution provisions. This number increased to 555,550 due to the Stock Dividend and was reduced to 396,829 to reflect the Reverse Stock Split. As of March 26, 1997, options to purchase 385,777 shares had been granted under this plan, of which options to purchase 65,956 shares were vested and options to purchase 20,000 shares had reverted back to this plan. Options to purchase 319,821 shares are outstanding and unvested, of which 62,501 will vest upon the completion of the Offering. The remaining outstanding and unvested options (not vesting upon the completion of the Offering) will vest through the year 2000. The options were granted at
exercise prices of $13.55 and $     . All of the options granted under this plan
were granted at exercise prices representing amounts equal to or exceeding the fair market value of the Common Stock as determined by the Compensation Committee at the time of the grant.

    1996 EMPLOYEE STOCK OPTION PLAN. The Company's 1996 Employee Stock Option Plan was created as part of the Transitional Merger. The Board of Directors of the Company adopted and the shareholders of the Company approved the Company's 1996 Employee Stock Option Plan. Awards under this plan are permitted to be granted to employees of the Company in the form of non-qualified or incentive stock options. This Plan may be terminated by the Board of Directors at any time.

    A total of 66,644 shares of Common Stock (which includes the Stock Dividend and is reduced to reflect the Reverse Stock Split) were reserved for issuance pursuant to the 1996 Employee Stock Option Plan, subject to anti-dilution provisions. As of March 26, 1997, incentive options to purchase all 66,644 shares of Common Stock had been granted under this plan to certain former employees of Transitional at an exercise price of $8.44 a share, of which options to purchase 47,520 shares were vested and options to purchase 2,244 shares had reverted back to the plan. These options replaced options to acquire shares of Transitional's common stock. All of the options granted under this plan were granted at exercise prices equivalent to the exercise prices of options held by former employees of Transitional before the Transitional Merger and were equal to or in excess of the fair market value of the Common Stock as determined by the Compensation Committee at the time of the grants.

    1997 STOCK PLAN. The Board of Directors of the Company has adopted and the shareholders of the Company have approved the Company's 1997 Stock Plan. Awards under this plan are permitted to be granted to officers, directors and key employees in the form of non-qualified stock options, incentive stock options, restricted stock or stock appreciation rights. This Plan may be terminated by the Board of Directors at any time.

    A total of 500,010 shares (reflecting the Reverse Stock Split) of Common Stock are reserved for issuance pursuant to the 1997 Stock Plan, subject to anti-dilution provisions. As of March 26, 1997, options to purchase 25,781
shares had been granted under this plan at an exercise price of $    , none of
which were vested. All of such options were granted at exercise prices representing the fair market value of the Common Stock as determined by the Compensation Committee at the time of the grants.

    The 1997 Stock Plan also provides for the grant of non-qualified stock options to non-employee, non-affiliate directors ("Outside Directors") of the Company. This Plan is intended to allow the Outside Directors receiving grants to be disinterested persons as defined in Rule 16b-3 ("Rule 16b-3") of the Exchange Act with respect to the Company's Stock Plans and, accordingly, is intended to be self-governing with respect to the Outside Directors to the extent required by Rule 16b-3.

    Under the terms of the 1997 Stock Plan, 107,145 shares will be reserved for issuance to Outside Directors and each person who is elected or appointed as an Outside Director will be automatically granted options to purchase 10,700 shares of Common Stock at the time of his or her election or appointment. Commencing in 1998, each person who is an Outside Director on July 1 of each year during the term of this plan will receive options to purchase 2,150 shares of Common Stock. Options issued to Outside Directors under this plan become exercisable on the first anniversary of the date of the grant. All options granted to Outside Directors under this plan will be non-qualified stock options and will be exercisable for ten years from the date of each grant. The exercise price of such options shall be equal to the average closing bid price for the 20 trading days before the Company's annual meeting of shareholders.

    ADMINISTRATION OF THE PLANS. Each of the Stock Plans is administered by the Compensation Committee of the Board of Directors, except for grants to Outside Directors under the 1997 Stock Plan, which are intended to be self-governing to the extent required by Rule 16b-3. The Compensation Committee determines the persons to whom, and the times at which, awards are granted, the type of awards granted and all other related terms and conditions of the awards, subject to certain limitations set forth in the respective plans. Under each of the Stock Plans, the Compensation Committee must consist of at least three directors, including, in certain instances, the Chairman of the Board. With respect to any options or awards to any "insider" (within the meaning of Rule 16a-2 promulgated under the Exchange Act), the Compensation Committee must consist of at least two directors who are "disinterested persons" under Rule 16b-3 and all authority and discretion must be exercised by the "disinterested persons." In this regard, Mr. Eaton, as Chairman of the Board, does not vote and does not exercise any authority or discretion with respect to any options or awards to any such "insider".

401(K) PLAN

    The Company has a defined contribution plan (the "401(k) Plan") pursuant to which employees with at least 15 months of service are eligible to participate. Participants may not contribute more than $9,500 or 15.0% of their pre-tax total compensation. In 1996, the matching contributions paid by the Company totaled approximately $91,743.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The current members of the Compensation Committee are Messrs. Eaton, Paul and Ortenzio and Mr. Paul is the chairman. W. Scott Miller served as a member of the Compensation Committee until his resignation from the Board on August 1, 1996, at which time Mr. Ortenzio was appointed to the Compensation Committee. Mr. Eaton is the Chairman of the Board, President and Chief Executive Officer of the Company. Neither Mr. Paul or Mr. Ortenzio has been an officer or an employee of the Company at any time.

    TRANSACTIONS WITH MR. PAUL AND AFFILIATES. Mr. Paul, an affiliate of WCAS VI, WCAS Capital Partners II, L.P. ("WCAS Capital") and WCAS Healthcare, is a director of the Company and the chairman of the Compensation Committee.

    In January 1996, pursuant to the Transitional Merger, Mr. Paul, WCAS VI, WCAS Capital and WCAS Healthcare received 7,912, 2,875,351, 406,562 and 67,629 shares of Special Voting Common Stock (reflecting the Settlement Agreement as defined below), respectively, and Mr. Paul, WCAS VI and WCAS Healthcare also received 318, 115,810 and 2,780 shares of the Company's Series C Preferred Stock, respectively, in exchange for shares of Transitional's common and preferred stock. The Special Voting Common Stock will be converted into 2,398,097 shares of Common Stock and the Series C Preferred Stock will be
converted into         shares of Common Stock upon the closing of the Offering.

    Effective January 31, 1997, Mr. Paul, WCAS VI and WCAS Healthcare acquired 327, 119,340 and 2,865 shares of Common Stock, respectively, from Mr. Eaton for an aggregate purchase price of $933,324, or $8.40 per share. Effective January 31, 1997, Mr. Paul, WCAS VI and WCAS Healthcare acquired 114, 41,338 and 993 shares of Series D Preferred Stock, respectively, from the Company for an aggregate purchase price of $4,244,500, or $100 per share. WCAS Capital acquired 44,250 shares of Series E Redeemable Preferred Stock and 58,506 shares of Common Stock effective January 31, 1997, for an aggregate purchase price of $4,425,000, or $100 per unit. See "Certain Transactions." The Series D Preferred Stock will be converted into 360,933 shares of Common Stock (not reflecting the Reverse Stock Split) and the Series E Redeemable Preferred Stock will be redeemed upon the closing of the Offering, and accrued but unpaid dividends thereon will be paid upon redemption.

    The Company believes, based on available information regarding the Company and its financial condition and prospects and recent sales of the Company's securities, that all of the shares sold to Mr. Paul and his affiliates were sold at prices equal to the fair market value per share of the stock on the date of the respective sales.

    In addition, WCAS Capital holds 96% of the Subordinated Debt that will be repaid with a portion of the proceeds of the Offering.

    TRANSACTIONS WITH MR. ORTENZIO AND AFFILIATES. In January 1996, pursuant to the Transitional Merger, Mr. Ortenzio received 1,884 shares of Special Voting Common Stock and Horizon Investment Associates II ("Horizon"), an affiliate of Mr. Ortenzio, received 39,562 shares of Special Voting Common Stock and 1,588 shares of Series C Preferred Stock. The Special Voting Common Stock will be converted into 29,604 shares of Common Stock and the Series C Preferred Stock
will be converted into      shares of Common Stock upon the closing of the
Offering.

    Effective January 31, 1997, Horizon acquired 567 shares of Series D Preferred Stock from the Company for an aggregate purchase price of $56,700, or $100 per unit. See "Certain Transactions." These shares of Series D Preferred Stock will be converted into 4,821 shares of Common Stock upon the closing of the Offering.

    The Company believes, based on available information regarding the Company and its financial condition and prospects and recent sales of the Company's securities, that all of the shares sold to

Mr. Ortenzio and his affiliates were sold at prices equal to the fair market value per share of the stock on the date of the sale.

    TRANSACTIONS WITH MR. EATON AND AFFILIATES. On January 15, 1996, Mr. Eaton exercised options granted to him under the Company's 1992 Stock Option Plan to purchase 111,110 shares of Common Stock at an exercise price of $.2944 per share. Effective January 31, 1997, Mr. Eaton sold such shares of Common Stock to Mr. Paul, WCAS VI, WCAS Healthcare and others for an aggregate purchase price of $933,324, or $8.40 per share.

    Mr. Eaton has outstanding options to acquire 119,049 and 35,715 shares of
Common Stock at the exercise prices of $13.55 and $    per share. Mr. Eaton
abstained and will continue to abstain from voting on matters before the Compensation Committee in which he had or has a direct financial interest and he will not vote or exercise any authority or discretion with respect to any option or awards to or on any matters affecting any "insider" (within the meaning of Rule 16a-2 promulgated under the Exchange Act).

    The Company believes, based on available information regarding the Company and its financial condition and prospects and recent sales of the Company's securities, that all of the options granted to Mr. Eaton were granted at a price equal to or greater than the fair market value per share of the stock on the date of the grant.

    As part of the Transitional Merger, holders of Common Stock (the "Centennial Holders") and holders of the Special Voting Common Stock (the "THS Holders") placed into escrow the shares of Common Stock or Special Voting Common Stock, respectively, representing the Stock Dividend. The shares were to be held in escrow as indemnification for settlement of post-closing purchase price adjustments resulting from, imposed upon or incurred by either Centennial or Transitional. The Centennial Holders placed 232,164 shares of Common Stock (not reflecting the Reverse Stock Split) and the THS Holders placed 426,327 shares of Special Voting Common Stock into the escrow. On January 31, 1997, Mr. Eaton as representative of the Centennial Holders (the "Centennial Agent") and Mr. Paul as representative of the THS Holders (the "THS Agent") entered into a settlement agreement (the "Settlement Agreement") whereby the parties agreed to settle any and all claims for indemnification by having the THS Holders transfer 304,218 shares of Special Voting Common Stock or cash in lieu thereof at a value for such purpose of $8.40 per share. The Centennial Holders received cash or shares of Special Voting Common Stock as designated in the Settlement Agreement. The THS Holders transferred 85,816 shares of Special Voting Common Stock to the Centennial Holders and $1.83 million cash in lieu thereof to the Centennial Holders. Mr. Eaton received $1.14 million cash in lieu of his pro-rata portion of shares of Special Voting Common Stock. Certain of the THS Holders, including Messrs. Paul and Hoover, received their pro rata portion of 122,109 shares of Special Voting Common Stock released from escrow pursuant to the Settlement Agreement.

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

    On December 31, 1995, the Company entered into employment agreements with Messrs. Eaton, Dahl, Fosha and Bufford (the "Employment Agreements"). The Employment Agreements provide for a base salary, an annual bonus, and an amount for fees incurred for legal, accounting or other professional advice. The basic salaries for Messrs. Eaton, Dahl, Fosha and Bufford total $300,000, $175,000, $175,000 and $250,000, respectively. These base salaries are reviewed at least once annually on May 1 by the Board of Directors to determine whatever increase may be merited, with the minimum annual increase equal to the increase in the Consumer Price Index as published by the U.S. Department of Labor, Bureau of Statistics, for the period since the last annual review. In addition, each of these employees is eligible to participate in the 1996 Executive Stock Option Plan, management incentive programs, retirement, welfare and other benefit plans or programs of the Company, including, at the Company's sole expense, health, dental and hospitalization insurance coverage. Unless earlier terminated as provided therein, the

Employment Agreements continue until December 31, 1998 (or 1999 for Mr. Eaton), and extend automatically each day for an additional day so that the remaining term continues to be two years for Mr. Eaton and one year for Messrs. Dahl, Fosha and Bufford. The Company can terminate such agreements upon the death or disability of an employee or for cause as defined therein. Each employee may terminate his employment for any reason within a 90-day period beginning on the 30th day after a Change in Control of the Company (as defined below) or within a 90-day period beginning on the one-year anniversary of a Change in Control. If Centennial terminates an Employment Agreement, or if an employee terminates his employment for Good Reason (as defined below) upon a Change in Control, then the Company must pay the employee (or, in the case of death, the employee's estate) for 12 consecutive months thereafter (24 months in the case of Mr. Eaton) the greater of one-twelfth of his salary at the rate in effect on his termination date or at the highest rate in effect at any time during the 90-day period prior to a Change in Control, as well as all amounts of his base salary that are deferred under the Company's qualified and non-qualified employee benefit plans of or any other agreement or arrangement. In addition, the restrictions on the employee's outstanding incentive awards, including stock options, would lapse and such incentive awards would immediately vest. Under each of the Employment Agreements, the employee agrees to maintain the confidentiality of the Company's trade secrets and agrees, for a period of one year following termination, not to compete with or solicit employees or customers of the Company. For the purposes of the Employment Agreements, Good Reason includes an occurrence after a Change in Control including an adverse change in the employee's status, title, position or responsibilities; reduction in base salary or other compensation or benefits; or a material breach of the terms of the Employment Agreements. A Change of Control includes an acquisition of the Company's voting securities of forty percent or more; a merger, consolidation or reorganization involving the Company unless at least two-thirds of the combined voting power of the corporation resulting from such merger, consolidation or reorganization is owned in substantially the same proportion as before such merger, consolidation or reorganization and the persons serving as directors before such merger, consolidation or reorganization constitute at least two-thirds of the directors of the surviving corporation; a complete liquidation or dissolution of the Company; or an agreement for the sale or disposition of all or substantially all of the Company's assets.

    In connection with the Transitional Merger, the Company assumed the obligations of Transitional and Paragon under an employment agreement dated December 1, 1994 with Laurence W. Lepley, Jr., who serves as president of Paragon, a subsidiary of Centennial (the "Lepley Agreement"). The Lepley Agreement provides for an annual base salary of $125,000 (subject to annual increases) and annual bonus, allows participation in the 1996 Employee Stock Option Plan and provides for health, dental and short and long-term disability insurance and an automobile allowance. The initial term ends on December 31, 1997, but extends for additional one-year periods, unless either party gives written notice of termination at least 30 days before the end of the then current term. Transitional may terminate Mr. Lepley's employment upon his death or his disability, or for good cause as defined therein. If Mr. Lepley's employment is terminated for any other reason or if he terminates his employment for constructive discharge, he is entitled to a lump sum severance payment in an amount equal to his salary for the most recent nine month period prior to termination of employment. Mr. Lepley agrees to maintain the confidentiality of the Company's trade secrets and agrees for a period of one year following his termination not to compete with or solicit employees or customers of the Company.

                              CERTAIN TRANSACTIONS

    On January 30, 1997, the Company sold to a company controlled by Mr. Eaton, the stock of certain indirect subsidiaries of the Company, WelCare Consolidated Resources Corporation of America, WelCare Service Corporation-II, WelCare Service Corporation-IV, WelCare Service Corporation-V and WelCare Service Corporation-VI (collectively, the "GP Corporations"). The GP Corporations serve as corporate general partners of certain public and private limited partnerships which own facilities managed by Centennial. The accounting rules which govern the Company have required it to include in its financial statements certain profits and losses of these partnerships which have tended to vary greatly from year to year. As a result of the sale of the stock of the GP Corporations, Centennial will not be required to include such profits and losses in its consolidated financial statements for future periods. The Eaton controlled company purchased the GP Corporations for nominal consideration and the Board of Directors believes it is highly unlikely that Mr. Eaton or such company will realize any profit from owning the GP Corporations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Mr. Eaton owns 100% of the common stock of Centennial Employee Management Corporation ("CEMC"). Centennial leases its facility-based employees at cost from CEMC on a pass through basis. CEMC was set up to take advantage of reduced workers' compensation and group health insurance rates and passes on these insurance cost savings to the Company. Mr. Eaton receives no economic benefit from his ownership of this entity.

    Mr. Eaton owns 70% of the issued and outstanding stock of WelCare Management Services, Inc. ("Services"). Services owns The Health and Rehabilitation Centre at Dolphins View ("Dolphins View"), which is managed by the Company. Services exercised its right of first refusal to purchase the property from an unaffiliated owner and purchased Dolphins View in 1994. Dolphins View paid Centennial $125,634 as management fees in 1996.

    Ashton Woods Rehabilitation Center ("AWRC"), which is leased by the Company, is owned by Ashton Woods Limited Partnership. Mr. Dahl owns all of the outstanding stock of the corporate general partner of this partnership. Mr. Dahl receives no economic benefit from his ownership of this entity.

    A portion of the Subordinated Debt, which is to be repaid with a portion of the proceeds of the Offering, is held by WCAS Capital. Messrs. Paul and Hoover, directors of the Company, serve as general partners of the sole general partner of WCAS Capital. See "Use of Proceeds."

    WCAS VI, WCAS Healthcare, Mr. Hoover (individually and through his IRA) and Mr. Paul hold shares of Series D Preferred Stock which will be automatically converted into shares of Common Stock upon the closing of the Offering. Messrs. Paul and Hoover, directors of the Company, are affiliates of these entities. These parties acquired their shares of Series D Preferred Stock effective January 31, 1997, for $100 per share.

    WCAS VI, WCAS Healthcare, WCAS Capital, Mr. Paul and Mr. Hoover are parties to the Stock Repurchase Agreement, which provides that Centennial will acquire, to the extent net proceeds are received from the sale of Common Stock pursuant to the exercise of the Underwriters' over-allotment option, shares of Common Stock, at the Price to Public, pro rata from the Former Holders (including WCAS VI, WCAS Capital, WCAS Healthcare, Mr. Paul and Mr. Hoover).

    WCAS VI holds 44,250 shares of Series E Redeemable Preferred Stock, which is to be redeemed with a portion of the proceeds of the Offering. WCAS VI acquired the Series E Redeemable Preferred Stock effective January 31, 1997, for $100 a unit (which unit included one share of Series E Redeemable Preferred Stock and 1.85102 shares of Common Stock not reflecting the Reverse Stock Split) and will receive $4,425,000 for the Series E Redeemable Preferred Stock upon the closing of the Offering, exclusive of dividends accrued at 10% from January 31, 1997 to the date of the closing of the Offering, which will be paid from operating cash flow. Messrs. Paul and Hoover are general partners of the sole general partner of WCAS VI. See "Use of Proceeds."

    On January 31, 1997, Mr. Eaton as the Centennial Agent and Mr. Paul as the THS Agent entered into the Settlement Agreement pursuant to which the parties agreed to settle any and all claims for indemnification with respect to the Transitional Merger by having the THS Holders transfer 85,816 shares of Special Voting Common Stock (not reflecting the Reverse Stock Split) and $1.83 million cash in lieu thereof to the Centennial Holders. Mr. Eaton received $1.14 million and Mr. Fosha received $36,800 cash in lieu of their pro rata portions of shares of Special Voting Common Stock. Mr. Dahl received 5,881 shares of Common Stock as his pro rata portion of shares of Special Voting Common Stock (not reflecting the Reverse Stock Split). WCAS VI, WCAS Capital, WCAS Healthcare and Messrs. Paul and Hoover received their pro rata portion of 122,109 shares of Special Voting Common Stock released from escrow pursuant to the Settlement Agreement.

    Prior to consummation of the Transitional Merger, Mr. Bufford borrowed $528,480 from Transitional to purchase 330,300 shares of Transitional's common stock, which shares were converted into 61,684 shares of Special Voting Common Stock upon the Transitional Merger. Pursuant to a Promissory Note for $528,480 dated December 31, 1995, the original principal amount and accrued but unpaid interest must be repaid on or before December 31, 2005. Interest accrues at an annual rate equal to the prime rate (as announced by CoreStates from time to time) plus 1%. Repayment of the note is secured by a pledge of all of Mr. Bufford's shares of Common Stock.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information with respect to beneficial ownership of the Common Stock as of March 1, 1997 and as adjusted to give effect to the sale of the shares of Common Stock offered by the Company in the Offering, by (i) each person known by the Company to be a beneficial owner of more than 5% of the Common Stock, (ii) each director of the Company, (iii) each of the Named Executive Officers and (iv) all directors and executive officers of the Company as a group. Except as otherwise specified, the named beneficial owner has sole voting and investment power.

                                                                            SHARES                       SHARES
                                                                      BENEFICIALLY OWNED           BENEFICIALLY OWNED
                                                                   BEFORE THE OFFERING (1)       AFTER THE OFFERING (1)
                                                                ------------------------------  -------------------------
                             NAME                                    NUMBER         PERCENT       NUMBER       PERCENT
--------------------------------------------------------------  ----------------  ------------  -----------  ------------
Welsh, Carson, Anderson & Stowe VI, L.P.......................            --(2)           --             --
J. Stephen Eaton..............................................     1,184,917(3)                   1,184,917
South Atlantic Venture Fund II, Limited Partnership...........       837,818(4)                     837,818
WCAS Capital Partners II, L.P.................................       348,913(5)                     348,913
South Atlantic Venture Fund III, Limited Partnership..........       213,569(6)                     213,569
Randall J. Bufford............................................       154,769(7)                     154,769
Alan C. Dahl..................................................        67,391(8)                      67,391
Kent C. Fosha, Sr.............................................        50,793(9)                      50,793
WCAS Healthcare Partners L.P..................................            --(10)                         --
Laurence W. Lepley, Jr........................................            --(11)                         --
Andrew M. Paul................................................            --(12)                         --
James B. Hoover...............................................            --(13)                         --
Robert A. Ortenzio............................................         1,345(14)                      1,345
Horizon Investment Associates II..............................            --(15)                         --
All directors and executive officers as a group (14
 persons).....................................................            --                             --

------------------

 * Less than 1.0% of the outstanding Common Stock.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes general voting power and/or investment power with respect to securities. Shares of Common Stock subject to options currently exercisable within sixty days of March 1, 1997 are deemed outstanding for computing the percentage of ownership of the option holder. Assumes no exercise of Underwriter's over-allotment option.

 (2) Includes          shares issuable upon the conversion of Special Voting
    Common Stock, Series C Preferred Stock and Series D Preferred Stock into Common Stock upon the closing of the Offering. The shareholder's address is 320 Park Avenue, Suite 2500, New York, New York 10022-6815.

 (3) Includes 52,084 shares purchasable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days of March 1, 1997. The shareholder's address is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.

 (4) Includes 805,634 shares issuable upon the conversion of Special Voting Common Stock, Series A and B Preferred Stock and Series D Preferred Stock into Common Stock upon the closing of the Offering. Does not include 1,448 shares of Series E Redeemable Preferred Stock not convertible into Common Stock and to be redeemed with a portion of the proceeds of the Offering. The shareholder's address is 614 West Bay Street, Suite 200, Tampa, Florida 33606-2704.

 (5) Includes 290,407 shares issuable upon the conversion of Special Voting Common Stock into Common Stock upon the closing of the Offering. Does not include 44,250 shares of Series E Redeemable Preferred Stock to be redeemed with a portion of the proceeds of the Offering. The shareholder's address is 320 Park Avenue, Suite 2500, New York, New York 10022-6815.

 (6) Includes 174,834 shares issuable upon the conversion of Special Voting Common Stock, Series B Preferred Stock and Series D Preferred Stock into Common Stock upon the closing of the Offering. Does not include 4,302 shares of Series E Redeemable Preferred Stock not convertible into Common Stock. The shareholder's address is 614 West Bay Street, Suite 200, Tampa, Florida 33606-2704.

 (7) Includes 38,107 shares purchasable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days of March 1, 1997, and 129,967 shares issuable upon conversion of Special Voting Common Stock into Common Stock upon the closing of the Offering, which shares are pledged to Centennial to secure repayment of a promissory note in the amount of $528,480. The shareholder's address is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.

 (8) Includes 17,361 shares purchasable upon the exercise of stock options that are currently exercisable or will become exercisable within 60 days of March 1, 1997 and 4,200 shares issuable upon the conversion of Special Voting Common Stock into Common Stock. The shareholder's address is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.

 (9) Includes 29,266 shares purchasable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days of March 1, 1997. The shareholder's address is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.

(10) Includes       shares issuable upon the conversion of Special Voting Common
    Stock, Series C Preferred Stock and Series D Preferred Stock into Common Stock upon the closing of the Offering. The shareholder's address is 320 Park Avenue, Suite 2500, New York, New York 10022-6815.

(11) Includes 6,542 shares purchasable upon exercise of stock options that are
    currently exercisable and        shares issuable upon the conversion of
    Special Voting Common Stock and Series C Preferred Stock into Common Stock upon the closing of the Offering. The shareholder's address is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.

(12) Includes      shares issuable upon the conversion of Special Voting Common
    Stock, Series C Preferred Stock and Series D Preferred Stock into Common Stock upon the closing of the Offering. Does not include shares held by WCAS VI, WCAS Capital, or WCAS Healthcare, of which entities Mr. Paul serves as a general partner or is an affiliate. Mr. Paul disclaims beneficial ownership of these shares. The shareholder's address is 320 Park Avenue, Suite 2500, New York, New York 10022-6815.

(13) Includes      shares held by the James Hoover IRA which are issuable upon the conversion of Special Voting Common Stock and Series C Preferred Stock into Common Stock and shares owned directly which are issuable upon the conversion of Special Voting Common Stock, Series C Preferred Stock and Series D Preferred Stock into Common Stock upon the closing of the Offering. Does not include shares held by WCAS VI, WCAS Capital or WCAS Healthcare, of which Mr. Hoover serves as a general partner or is an affiliate. Mr. Hoover disclaims beneficial ownership of these shares. The shareholder's address is 320 Park Avenue, Suite 2500, New York, New York 10022-6815.

(14) Includes 1,345 shares issuable upon the conversion of Special Voting Common Stock into Common Stock upon the closing of the Offering. Does not include shares held by Horizon Investment Associates II, of which Mr. Ortenzio is an affiliate, issuable upon conversion of Special Voting Common Stock, Series C Preferred Stock and Series D Preferred Stock into Common Stock upon the closing of the Offering. Mr. Ortenzio disclaims beneficial ownership of such shares. The shareholder's address is 4718 Old Gettysburg Road, Mechanicsburg, Pennsylvania 17055.

(15) Includes       shares issuable upon the conversion of Special Voting Common
    Stock, Series C Preferred Stock and Series D Preferred Stock into Common Stock upon the closing of the Offering. The shareholder's address is 4718 Old Gettysburg Road, Mechanicsburg, Pennsylvania 17055.

                          DESCRIPTION OF CAPITAL STOCK

    The following description of the capital stock of the Company is only a summary and is subject to the provisions of the Articles and Bylaws, copies of which have been included as exhibits to the Registration Statement of which this Prospectus forms a part, and the provisions of Georgia law. The following discussion is qualified in its entirety by reference to such exhibits.

    The authorized capital stock of the Company, without giving effect to the Reverse Stock Split, consists of 50,000,000 shares of Common Stock, $.01 par value per share (the "Common Stock"); 5,000,000 shares of Special Voting Common Stock, no par value per share (the "Special Voting Common Stock"); 205,651 shares of Series A Convertible Preferred Stock, $11.0011 par value per share (the "Series A Preferred Stock"); 328,892 shares of Series B Convertible Preferred Stock, $8.7377 par value per share (the "Series B Preferred Stock"); 144,086 shares of Series C Convertible Preferred Stock, $1.00 par value per share (the "Series C Preferred Stock"); 50,000 shares of Series D Convertible Preferred Stock, $1.00 par value per share (the "Series D Preferred Stock"); and 50,000 shares of Series E Redeemable Preferred Stock, $1.00 par value per share (the "Series E Redeemable Preferred Stock"). Giving effect to the Reverse Stock Split, all shares of Special Voting Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock currently issued and outstanding will be automatically converted by their terms
into 3,047,326 shares, 625,598 shares, 261,028 shares,         shares and
425,173 shares of Common Stock, respectively, upon the closing of the Offering. A portion of the proceeds of the Offering will be used to redeem all of the Series E Redeemable Preferred Stock. Accordingly, no information regarding the currently outstanding shares of such classes is set forth below. As of March 1,
1997, there were         shares of Common Stock issued and outstanding (giving
effect to the conversion of the Special Voting Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock into Common Stock and the redemption of the Series E Redeemable Preferred Stock) and approximately 66 holders of record of Common Stock. To the extent of the net proceeds attributable to the sale of shares of Common Stock pursuant to the Underwriters' exercise of their over-allotment option, the Company plans to repurchase shares of Common Stock at the Price to Public pro rata from the Former Holders.

    Each holder of Common Stock is entitled to one vote for each share held on all matters submitted to a vote of shareholders. Holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefore, and subject to the dividend restrictions in certain bank credit facilities the Company has with its lenders. See "Dividend Policy." The holders of Common Stock will share ratably in all assets of the Company remaining after the payment of liabilities in the event of the liquidation, dissolution or winding-up of the Company. There are no preemptive or subscription rights (other than the rights of option holders), conversion rights, or redemption or sinking fund provisions with respect to the Common Stock. All of the Company's presently issued and outstanding Common Stock is fully paid and nonassessable.

    Under the Articles, the Board of Directors has the authority to issue 50,000,000 shares of preferred stock in one or more classes or series, and, within certain limitations, to determine the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and in liquidation and conversion and other rights of such series. Centennial has no current plans to issue any shares of such preferred stock. The rights of the holders of Common Stock discussed above are subject to such rights as the Board of Directors may hereafter confer on the holders of the preferred stock, which rights may adversely affect the rights of holders of Common Stock.

CERTAIN PROVISIONS OF THE ARTICLES, BYLAWS AND GEORGIA LAW

    CLASSIFICATION OF BOARD OF DIRECTORS. The Articles and Bylaws of the Company divide the Board of Directors into three classes, designated as Class I, Class II and Class III, respectively, each class to be as nearly equal in number as possible. The term of Class I, Class II and Class III directors will expire at the

1998, 1999 and 2000 annual meetings of shareholders, respectively, and in all cases directors elected will serve until their respective successors are elected and qualified. At each annual meeting of shareholders, directors will be elected to succeed those in the class whose terms then expire, each elected director to serve for a term expiring at the third succeeding annual meeting of shareholders after such director's election, and until the director's successor is elected and qualified. Thus, directors elected stand for election only once in three years.

    ADDITIONAL DIRECTORSHIPS, VACANCIES AND REMOVAL OF DIRECTORS. The Bylaws of the Company provide that the Board shall consist of up to nine members, the exact number to be determined by resolution of the Board from time to time. Under the Georgia Business Corporation Code (the "GBCC"), the Articles and Bylaws, the Board of Directors is authorized to create additional directorships and abolish any vacant directorships, so long as the size of the Board does not exceed nine Directors. Newly-created directorships and vacancies may be filled by a majority of directors then in office to hold office until the next annual meeting of shareholders and until their successors are elected and qualified.

    SHAREHOLDER RIGHTS PLAN. The Board of Directors intends to put a shareholder rights plan into effect upon the completion of the Offering.

    ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The Bylaws establish an advance notice procedure for the nomination, other than by or at the direction of the Board or a committee thereof, of candidates for election as directors (the "Nomination Procedure") as well as for other shareholder proposals to be considered at annual shareholders' meetings. Notice to the Company from a shareholder who proposes to nominate a person at a meeting for election as a director generally must be given not less than 120 nor more than 150 days prior to the anniversary of the date notice of the annual meeting of shareholders was given in the preceding year and contain,
(i) the name and record address of the shareholder who intends to make the nomination, (ii) the name, age and residence address of the nominee, (iii) the principal occupation or employment of the nominee, (iv) the class, series and number of shares held of record, beneficially and by proxy, by the shareholder and the nominee as of the record date of such meeting (if such record date is publicly available) and as of the date of such notice, and (v) such other information relating to the nominee proposed by such shareholder as is required to be included in a proxy statement or otherwise required pursuant to Regulation 14A under the Securities Exchange Act of 1934, including the written consent of each nominee to be named in the proxy statement and to serve as a director of the Company if so elected. The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the Nomination Procedure. Similar advance notice must be given of any other proposed business which a shareholder proposes to bring before an annual meeting of shareholders. Such notice must contain (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name and record address of the shareholder proposing such business, (iii) the class, series and number of shares of the Company's stock which are held of record, beneficially and by proxy by the shareholder as of the record date of such meeting (if such record date is publicly available) and as of the date of such notice, (iv) a description of all arrangements or understandings between the shareholder and any other person or persons (naming such person or persons) in connection with the proposing of such business by the shareholder, and (v) any material interest of the shareholder in such business. The purpose of requiring advance notice is to afford the Board an opportunity to consider the qualifications of the proposed nominees or the merits of other shareholder proposals and, to the extent deemed necessary or desirable by the Board, to inform shareholders about those matters. Although the advance notice provisions do not give the Board any power to approve or disapprove shareholder nominations or proposals for action by the Company, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the procedures established by the Bylaws are not followed and of discouraging or deterring a third-party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposals, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its shareholders.

    ANTI-TAKEOVER EFFECTS. The foregoing provisions of the Articles and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the continuity and stability of the Board and the policies formulated by the Board and to discourage certain types of transactions that may involve an actual or threatened change in control of the Company. These provisions are also designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights, however, such provisions may discourage third parties from making tender offers for the Company's shares. As a result, the market price of the Common Stock may not benefit from any premium that might occur in anticipation of a threatened or actual change in control. Such provisions also may have the effect of preventing changes in the management of the Company.

    FAIR PRICE REQUIREMENTS. The Bylaws adopt the Fair Price requirements of the GBCC (O.C.C.A. Section 14-2-1110 ET SEQ.) which generally prohibits a Georgia corporation from engaging in a "business combination" with an "interested shareholder" unless the business combination is (i) unanimously approved by the directors of the Company, or (ii) is recommended by at least two-thirds of the directors of the Company and approved by a majority of the votes entitled to be cast by the holders of Common Stock, other than the Common Stock beneficially owned by the interested shareholder who is a party to the business combination. For these purposes, "business combination" generally includes any merger, asset-sale, share exchange, or other transaction resulting in a financial benefit to an interested shareholder, define to mean a person who is the beneficial owner of ten percent or more of the Common Stock.

    GEORGIA BUSINESS COMBINATION STATUTE. The Bylaws also adopt the Georgia Business Combination Statute (O.C.C.A. Section 14-2-1131 ET. SEQ.) which generally prohibits various "business combinations" involving "interested shareholders" for a period of five years after the shareholder becomes an interested shareholder of the Company. Such provisions prohibit any business combination with an interested shareholder unless either (i) prior to such time, the Board of Directors approves either the business combination or the transaction by which such shareholder became an interested shareholder, (ii) in the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder became the beneficial owner of at least 90% of the outstanding voting stock of the Company which was not held by directors, officers, affiliates thereof, subsidiaries or certain employee stock option plans of the Company, or (iii) subsequent to becoming an interested shareholder, such shareholder acquired additional shares resulting in such shareholder owning at least 90% of the outstanding voting stock of the Company and the business combination is approved by a majority of the disinterested shareholders' shares not held by directors, officers, affiliates thereof, subsidiaries or certain employee stock option plans of the Company. Under the relevant provisions of the GBCC, a "business combination" is defined to include, among other things, (i) any merger, consolidation, share exchange or any sale, transfer or other disposition (or series of related sales or transfers) of assets of the Company having an aggregate book value of 10% or more of the Company's net assets (measured as of the end of the most recent fiscal quarter), with an interested shareholder of the Company or any other corporation which is or, after giving effect to such business combination, becomes an affiliate of any such interested shareholder, (ii) the liquidation or dissolution of the Company, (iii) the receipt by an interested shareholder of any benefit from any loan, advance, guarantee, pledge, tax credit or other financial benefit from the Company, other than in the ordinary course of business, and (iv) certain other transactions involving the issuance or reclassification of securities of the Company which produce the result that 5% or more of the total equity shares of the Company, or of any class or series thereof, is owned by an interested shareholder. An "interested shareholder" is defined by the GBCC to include any person or entity that, together with its affiliates, beneficially owns or has the right to own 10% or more of the outstanding voting shares of the Company, or any person that is an affiliate of the Company and has, at any time within the preceding two-year period, been the beneficial owner of 10% or more of the outstanding voting shares of the Company. The restrictions on business combinations shall not apply to any person who was an interested shareholder before the adoption of the Bylaws which made the provisions applicable to the Company nor to any persons who subsequently become interested shareholders inadvertently, subsequently divest sufficient shares so that the shareholder ceases to be an interested shareholder and would not, at any time within the five-year period immediately before a business combination involving the shareholder have been an interested shareholder but for the inadvertent acquisition.

LIMITATION ON DIRECTORS' LIABILITY

    In accordance with the GBCC, the Articles provide that the directors of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director except (i) for any appropriation, in violation of its duties, of any business opportunity of the Company, (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) under Section 14-2-832 of the GBCC, which relates to unlawful payments of dividends and unlawful stock repurchases and redemptions; or (iv) for any transaction from which the director derived an improper personal benefit. This provision does not eliminate a director's fiduciary duties; it merely eliminates the possibility of damage awards against a director personally which may be occasioned by certain unintentional breaches (including situations that may involve grossly negligent business decisions) by the director of those duties. The provision has no effect on the availability of equitable remedies, such as injunctive relief or rescission, which might be necessitated by a director's breach of his or her fiduciary duties. However, equitable remedies may not be available as a practical matter where transactions (such as merger transactions) have already been consummated. The inclusion of this provision in the Articles may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its shareholders.

INDEMNIFICATION AND INSURANCE

    The Articles and Bylaws provide that the Company shall indemnify and hold harmless each of its directors, officers, employees and agents to the extent that he or she is or was a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer, employee or agent of the Company, against expenses (including, but not limited to, attorneys' fees), judgments, fines and amounts paid in settlement in connection with such action, suit or proceeding; provided, however, that no indemnification shall be made for (i) any appropriation, in violation of his duties, of any business opportunity of the Company, (ii) acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) any liability under Section 14-2-832 of the GBCC, which relates to unlawful payments of dividends and unlawful stock repurchases and redemptions, or (iv) any transaction from which he derived an improper personal benefit. The Company has the power, under its Bylaws, to obtain insurance on behalf of any director, officer, employee or agent of the Company against any liability asserted against or incurred by such person in any such capacity, whether or not the Company has the power to indemnify such person against such liability at that time under the Articles or Bylaws.

TRANSFER AGENT AND REGISTRAR

    The proposed transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the Offering, the Company will have outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding and the number of shares convertible into Common Stock as of
March 1, 1997). Of these outstanding shares, the             shares sold in the
Offering (            shares if the Underwriters' over-allotment option is
exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, except for shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 (which may generally be sold only in compliance with Rule 144).

    The remaining              shares of Common Stock outstanding after the
Offering will be "restricted shares" (the "Restricted Shares") within the meaning of Rule 144 and may not be sold except in compliance with the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") or pursuant to an exemption from registration such as the exemption provided by Rule 144. Substantially all of the Restricted Shares are subject to the Lock-up Agreements (described below). Upon expiration of the
Lock-up Period (defined below), (i) approximately              Restricted Shares
will be eligible for sale in the public market without restriction pursuant to
Rule 144(k) or Rule 701 and (ii) approximately              Restricted Shares
will be eligible for sale in the public market, subject to the volume limitations, manner of sale and other conditions of Rule 144.

    The Company, all of its officers and directors, and substantially all of its shareholders and option holders have agreed to enter into the Lock-up Agreements. The Lock-up Agreements generally provide that the Company's officers, directors, shareholders and option holders will not offer, sell or otherwise dispose of any shares of Common Stock or any securities that are convertible into or exercisable for Common Stock owned by them for a period of 180 days after the date of this Prospectus (the "Lock-up Period"), without the prior written consent of Alex. Brown & Sons, Incorporated. Similarly, the Company has agreed generally that it will not issue, offer, sell, grant options to purchase or otherwise dispose of any of its equity securities during the Lock-up Period, except that the Company may grant stock options under the Stock Plans and issue shares of Common Stock upon the exercise of options previously granted.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including persons deemed to be affiliates, whose Restricted Shares have been fully paid for and held for at least a one-year period (as computed under Rule 144), may sell such securities in brokers' transactions or directly to market makers, provided the number of shares sold in any three-month period does not exceed the greater of (i) 1% of the then
outstanding shares of Common Stock (approximately              shares based on
the number of shares to be outstanding after the Offering) or (ii) the average weekly trading volume of the Common Stock in the public market during the four calendar weeks preceding the filing of the seller's Form 144 required to be filed by Rule 144. Sales under Rule 144 are also subject to the availability of current public information concerning the Company. A person (or persons whose shares are aggregated) who is not deemed an affiliate of the Company at any time during the 90 days immediately preceding a sale and whose Restricted Shares have been fully paid for and held for at least a two-year period (as computed under Rule 144), may sell such shares under Rule 144(k) without regard to the volume and manner of sale limitations described above. In addition, Rule 144A promulgated under the Securities Act ("Rule 144A") permits the immediate sale by the current holders of Restricted Shares of all or a portion of their shares to certain qualified institutional buyers as defined in Rule 144A.

    The Securities and Exchange Commission has proposed certain amendments to Rule 144 that would eliminate the manner of sale requirements and change other conditions to the sale of shares in the public market under Rule 144. The proposal is intended to ease compliance with Rule 144 and, if adopted, could increase the number of shares of Common Stock sold in reliance on Rule 144 following the expiration of the Lock-up Period. No assurance can be given whether or when the proposal to amend Rule 144 will be adopted by the Commission.

    Substantially all of the approximately              shares of Common Stock
which may be acquired upon the exercise of stock options which are vested or which will vest during the Lock-up Period (collectively, the "Option Shares") are subject to the Lock-up Agreements. The Option Shares, however, may be eligible for resale following the expiration of the Lock-up Period (subject, in the case of affiliates, to certain limitations) pursuant to Rule 701 or a Form S-8 registration statement to be filed by the Company under the Securities Act. See "Management -- Stock Plans." Additional options will continue to vest and may be exercised and sold from time to time by option holders following the expiration of the Lock-up Agreements.

    The Company intends to file one or more registration statements on Form S-8 to register all shares of Common Stock issuable under the Company's Stock Plans within 30 days after the date of this Prospectus and these registration statements are expected to become effective immediately upon filing. Shares covered by these registration statements will be eligible for sale in the public market after the effective date of such registration statement and following the expiration of the Lock-up Period, subject to Rule 144 limitations applicable to affiliates of the Company. See "Management -- Stock Plans."

    Sales of Common Stock in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock and make it more difficult for the Company to sell equity securities in the future at a time and price which it deems appropriate. The Company is unable to estimate accurately the number of Restricted Shares that will be sold in the future under Rule 144 because such sales will depend in part on the market price for the Common Stock, the personal circumstances of the sellers and other factors.

REGISTRATION RIGHTS

    J. Stephen Eaton, South Atlantic Venture Fund II, Limited Partnership, South Atlantic Venture Fund III, Limited Partnership, WCAS VI, WCAS Capital, WCAS Healthcare, CID Equity and certain of the holders of the Special Voting Common Stock, or their respective transferees (collectively, the "Rights Holders") are entitled to certain rights with respect to the registration under the Securities
Act of              shares of Common Stock upon completion of the Offering (the
"Registrable Securities"). These rights are provided under the terms of a Registration Rights Agreement dated as of December 31, 1995, as amended by a First Amendment to Registration Rights Agreement dated as of January 31, 1997 (together, the "Registration Rights Agreement").

    Pursuant to the Registration Rights Agreement, the Company granted to the Rights Holders up to two demand registrations, subject to certain limitations and other terms and conditions, upon the written demand from the holders of at least a majority of the outstanding shares of Registrable Securities. In addition to the demand registration rights described above, the Registration Rights Agreement provides that the Company shall effect a registration on Form S-3, subject to certain limitations and other terms and conditions, upon written request of any Rights Holder. The Registration Rights Agreement also provides that if the Company at any time or from time to time proposes to register any of its securities under the Securities Act, on a form other than Form S-4 or S-8 or any successor form, the Rights Holders are entitled to have their shares included in such registration statement on a pro rata basis, subject to certain limitations and other terms and conditions. Any registrations effected by the Company pursuant to the Registration Rights Agreement are at the expense of the Company.

    In addition, the Rights Holders are permitted to participate in any offering, subject to certain restrictions, in the event the Company proposes to register any of its equity securities under the Securities Act. The Company has agreed under the Registration Rights Agreement to indemnify the selling holders of Registrable Securities against certain liabilities under the Securities Act. Likewise, the Rights Holders have agreed under the Registration Rights Agreement to indemnify the Company against certain liabilities under the Securities Act.

    To the extent required, substantially all of the holders of the registration rights described above have agreed to waive any right they may have to participate in the Offering and not to exercise such registration rights for a period of 180 days after the date of this Prospectus.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their representatives, Alex. Brown & Sons Incorporated, Dean Witter Reynolds Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Equitable Securities Corporation (the "Representatives"), have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the initial public offering price, less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                                                        NUMBER OF
      UNDERWRITER                                                                                        SHARES
                                                                                                       -----------
Alex. Brown & Sons Incorporated......................................................................
Dean Witter Reynolds Inc.............................................................................
Donaldson, Lufkin & Jenrette Securities Corporation..................................................
Equitable Securities Corporation.....................................................................
                                                                                                       -----------
      Total..........................................................................................
                                                                                                       -----------
                                                                                                       -----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

    The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at
such price less a concession not in excess of $              per share. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $              per share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives.

    The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by
it shown in the above table bears to         , and the Company will be
obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on
which the         shares are being offered.

    Up to five percent of the shares of Common Stock offered hereby may be reserved for sale to the Company's employees and certain other persons. Sales of shares to such persons will be at the initial public offering price. The number of shares available for sale to the general public may be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby.

    The Company has agreed to indemnify the Underwriters and certain controlling persons against certain liabilities, including liabilities under the Securities Act.

    The Company and each of its directors and executive officers and certain of its shareholders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated, except that the Company may issue, and grant options to purchase, shares of Common Stock under the Stock Plans, and other currently outstanding options. See "Shares Eligible for Future Sale."

    The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

    During and after the Offering, the Underwriters may purchase and sell Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. The Underwriters may also impose a penalty bid pursuant to which selling concessions allowed to Underwriters or selected dealers in respect of shares sold in the Offering for their account may be reclaimed by the Underwriters if such shares are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock at a level which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and these activities, if commenced, may be discounted at any time.

    Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price of the Common Stock has been determined by negotiations between the Company and the Representatives. The material factors to be considered in such negotiations are prevailing market conditions, the results of operations of the Company in recent periods, the market capitalization and stages of development of other companies which the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company and the present stage of the Company's development.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Nelson Mullins Riley & Scarborough, L.L.P., 999 Peachtree Street, Suite 1400, Atlanta, Georgia 30309. Paul A. Quiros, a partner at Nelson Mullins Riley & Scarborough, L.L.P., beneficially owns 42,811 shares of Common Stock and serves as the Company's secretary. Certain legal matters in connection with the Offering will be passed upon and for the Underwriters by Waller Lansden Dortch & Davis, A Professional Limited Liability Company, 511 Union Street, Suite 2100, Nashville, Tennessee 37219.

                                    EXPERTS

    The consolidated balance sheet of Centennial HealthCare Corporation and Subsidiaries as of December 31, 1995 and 1996, and the consolidated statements of operations, shareholders' equity and cash flows, for the years ended December 31, 1995 and 1996, have been included herein and elsewhere in the Registration Statement in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

    The consolidated balance sheets of Centennial and Subsidiaries as of May 31, 1995, and the consolidated statements of operations, shareholders' equity (deficit), and cash flows for the years ended May 31, 1994 and 1995, have been included herein and elsewhere in the Registration Statement in reliance on the report of BDO Seidman, LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

    The consolidated balance sheets of Transitional Health Services, Inc. and Subsidiaries as of December 31, 1994 and 1995 and the consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the years ended December 31, 1994 and 1995, have been included herein and elsewhere in the Registration Statement in reliance on the report of Ernst & Young LLP, independent auditors, given on the authority of that firm as experts in accounting and auditing.

    BDO Seidman, LLP, independent accountants, previously engaged as the principal accountant to audit the Company's financial statements, was dismissed on or about October 15, 1995. Coopers & Lybrand, L.L.P., independent accountants, was engaged on or about February 6, 1996 as the principal accountant to audit the Company's financial statements. The decision to change accountants was recommended and approved by the Company's Board of Directors. The principal accountant's report of BDO Seidman, LLP, on the financial statements for the fiscal year ended May 31, 1995 did not contain an adverse opinion or a disclaimer of opinion, nor was any such report qualified or modified as to uncertainty, audit scope or accounting principles. During the Company's fiscal year ended May 31, 1995 and the interim period preceding the dismissal of BDO Seidman, LLP, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure or auditing scope or disclosure.

                             ADDITIONAL INFORMATION

    Centennial has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of any documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement, including exhibits and schedules filed therewith, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Suite 1300, Seven World Trade Center, New York, New York

10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Registration Statement, including the exhibits and schedules thereto, is also available on the Commission's Web site at http://www.sec.gov.

    Upon completion of the Offering being made hereby, the Company will be subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file reports, proxy statements and other information with the Commission.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES
HISTORICAL
  Report of Independent Accountants........................................................................        F-2
  Consolidated Balance Sheets as of December 31, 1995 and 1996.............................................        F-3
  Consolidated Statements of Income for the years ended December 31, 1995 and 1996.........................        F-4
  Consolidated Statements of Shareholders' Equity for the years ended December 31, 1995 and 1996...........        F-5
  Consolidated Statements of Cash Flows for the years ended December 31, 1995 and 1996.....................        F-6
  Notes to Consolidated Financial Statements...............................................................        F-7
  Report of Independent Accountants........................................................................       F-23
  Consolidated Balance Sheets as of May 31, 1994 and 1995..................................................       F-24
  Consolidated Statements of Operations for the years ended May 31, 1993, 1994 and 1995....................       F-25
  Consolidated Statements of Shareholders' Equity for the years ended May 31, 1993, 1994 and 1995..........       F-26
  Consolidated Statements of Cash Flows for the years ended May 31, 1993, 1994 and 1995....................       F-27
  Notes to Consolidated Financial Statements...............................................................       F-28

TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES
  Report of Independent Auditors...........................................................................       F-41
  Consolidated Balance Sheets as of December 31, 1994 and 1995.............................................       F-42
  Consolidated Statements of Operations for the years ended December 31, 1994 and 1995.....................       F-43
  Consolidated Statements of Stockholders' Equity (Deficiency) for the years ended December 31, 1994 and
    1995...................................................................................................       F-44
  Consolidated Statements of Cash Flows for the years ended December 31, 1994 and 1995.....................       F-45
  Notes to Consolidated Financial Statements...............................................................       F-46

    After consummation of the proposed stock split, as discussed in Note 20, Coopers & Lybrand, L.L.P. will be in a position to render the following report.

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors of
Centennial HealthCare Corporation

    We have audited the accompanying consolidated balance sheets of Centennial HealthCare Corporation and subsidiaries as of December 31, 1995 and 1996 and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Centennial HealthCare Corporation and subsidiaries as of December 31, 1995 and 1996 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

Atlanta, Georgia

March 7, 1997 except for Notes 8 and 20
  as to which the date is March 31, 1997

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                              DECEMBER 31,
                                                                                      ----------------------------
                                                                                          1995           1996
                                                                                      -------------  -------------
                                                      ASSETS
Current assets:
  Cash and cash equivalents.........................................................  $   4,894,448  $   7,559,922
  Patient accounts receivable and third-party payor settlements, net of allowance
    for doubtful accounts of $5,911,820 in 1995 and $2,959,230 in 1996..............     24,923,429     44,267,330
  Other receivables.................................................................      4,876,685      2,796,945
  Prepaid expenses and other current assets.........................................      2,174,993      2,462,886
  Deferred income taxes.............................................................      5,053,205     3 ,720,881
  Due from related parties..........................................................        159,857       --
                                                                                      -------------  -------------
    Total current assets............................................................     42,082,617     60,807,964
Property and equipment, net.........................................................     55,336,722     81,193,761
Restricted cash.....................................................................      5,949,277      6,816,373
Note receivable from affiliate......................................................      1,636,925      1,865,005
Refundable deposits, including amounts due from affiliates of $2,875,000............      4,305,594      4,334,625
Deferred costs, net.................................................................      2,979,475      6,761,529
Deferred income taxes...............................................................      4,349,961      4,485,468
Investment in unconsolidated partnerships...........................................        108,494       --
Goodwill, net.......................................................................     37,407,113     36,583,229
Notes receivable and other assets...................................................        861,580      1,422,870
                                                                                      -------------  -------------
  Total assets......................................................................  $ 155,017,758  $ 204,270,824
                                                                                      -------------  -------------
                                                                                      -------------  -------------
                                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt..............................................  $   1,648,211  $   1,741,180
  Accounts payable and accrued expenses.............................................     16,850,196     28,759,293
  Accrued payroll...................................................................      7,315,663      8,869,119
  Accrued provider and property taxes...............................................      2,130,071      2,646,539
  Estimated merger closure costs....................................................      4,908,310      3,391,000
  Other liabilities.................................................................      5,245,929      6,555,700
                                                                                      -------------  -------------
    Total current liabilities.......................................................     38,098,380     51,962,831
                                                                                      -------------  -------------
Long-term debt, less current maturities.............................................     59,315,574     92,356,705
Subordinated debt, less current maturities..........................................     24,243,641     24,357,397
Due to related party................................................................      1,030,246        669,544
Other long-term liabilities.........................................................      2,006,091      2,009,265
                                                                                      -------------  -------------
                                                                                         86,595,552    119,392,911
                                                                                      -------------  -------------
Commitments and contingencies (Note 15)
Redeemable preferred stock..........................................................     19,454,522     21,305,372
Shareholders' equity:
  Common stock with par value of $.01; 50,000,000 shares authorized; 1,906,912 and
    2,117,222 shares issued; 1,658,497 and 1,868,807 shares outstanding.............         19,069         21,172
  Special voting common stock with no par value; 5,000,000 shares authorized;
    3,045,494 and 3,046,205 shares issued and outstanding...........................       --             --
  Paid-in capital...................................................................      5,213,911      5,707,360
  Retained earnings.................................................................      7,652,004      7,896,858
  Treasury stock, at cost; 248,415 shares of common stock...........................     (1,487,200)    (1,487,200)
                                                                                      -------------  -------------
                                                                                         11,397,784     12,138,190
  Note receivable from shareholder..................................................       (528,480)      (528,480)
                                                                                      -------------  -------------
    Net shareholders' equity........................................................     10,869,304     11,609,710
                                                                                      -------------  -------------
    Total liabilities and shareholders' equity......................................  $ 155,017,758  $ 204,270,824
                                                                                      -------------  -------------
                                                                                      -------------  -------------

  The accompanying notes are an integral part of these consolidated financial statements.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                       FOR THE YEARS ENDED
                                                                                           DECEMBER 31,
                                                                                ----------------------------------
                                                                                      1995              1996
                                                                                ----------------  ----------------
Revenues:
  Net patient service revenues................................................  $     71,862,297  $    241,813,675
  Management fees and other revenues..........................................         3,363,695         4,458,075
                                                                                ----------------  ----------------
      Total revenues..........................................................        75,225,992       246,271,750
                                                                                ----------------  ----------------
Expenses:
  Facility operating expenses:
    Salaries, wages and benefits..............................................        31,651,036       109,960,506
    Other operating expenses..................................................        26,915,007        85,255,164
  Lease expense...............................................................         7,701,523        19,901,369
  Corporate administrative costs..............................................         5,026,652        11,399,949
  Depreciation and amortization...............................................           737,738         5,360,533
                                                                                ----------------  ----------------
      Total operating expenses................................................        72,031,956       231,877,521
                                                                                ----------------  ----------------
                                                                                       3,194,036        14,394,229
                                                                                ----------------  ----------------
Other income (expense):
  Interest income.............................................................           413,630           695,194
  Interest expense............................................................          (589,856)      (10,511,009)
  Equity in income (loss) of unconsolidated partnerships......................           448,580          (108,394)
                                                                                ----------------  ----------------
      Total other income (expense)............................................           272,354        (9,924,209)
                                                                                ----------------  ----------------
Income before income taxes and minority interest..............................         3,466,390         4,470,020
Provision for income taxes....................................................        (1,389,106)       (1,850,485)
                                                                                ----------------  ----------------
Income before minority interest...............................................         2,077,284         2,619,535
Minority interest in net income of subsidiary, net of income taxes............          (201,250)         (182,932)
                                                                                ----------------  ----------------
      Net income..............................................................         1,876,034         2,436,603
Dividends and accretion on preferred stock....................................         --               (2,191,747)
                                                                                ----------------  ----------------
Income applicable to common stock.............................................  $      1,876,034  $        244,856
                                                                                ----------------  ----------------
                                                                                ----------------  ----------------
Net income per common share...................................................  $            .70  $            .05
                                                                                ----------------  ----------------
                                                                                ----------------  ----------------
Weighted average number of common and common stock equivalents outstanding....         2,694,018         4,949,214
                                                                                ----------------  ----------------
                                                                                ----------------  ----------------

  The accompanying notes are an integral part of these consolidated financial statements.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                  SPECIAL VOTING COMMON                                              NOTE
                               COMMON STOCK               STOCK           ADDITIONAL                              RECEIVABLE
                          ----------------------  ----------------------    PAID-IN     RETAINED     TREASURY        FROM
                           SHARES      AMOUNT      SHARES      AMOUNT       CAPITAL     EARNINGS       STOCK     SHAREHOLDER
                          ---------  -----------  ---------  -----------  -----------  -----------  -----------  ------------
Balance at December 31,
  1994..................  1,559,280   $  18,077      --          --        $  --       $ 1,686,794  $(1,487,200)      --
  Dividends paid on
    Series A and B
    preferred stock.....     --          --          --          --           --          (340,897)     --            --
  Exercise of common
    stock options.......     99,207         992      --          --          359,008       --           --            --
  Special voting common
    stock issued in
    connection with
    merger..............     --          --       3,045,494      --        4,854,903       --           --          (528,480)
  Accretion of preferred
    stock to estimated
    redemption value....     --          --          --          --           --         4,430,073      --            --
  Net income............     --          --          --          --           --         1,876,034      --            --
                          ---------  -----------  ---------  -----------  -----------  -----------  -----------  ------------
Balance at December 31,
  1995..................  1,658,487      19,069   3,045,494      --        5,213,911     7,652,004   (1,487,200)    (528,480)
  Dividends paid on
    Series A and B
    preferred stock.....     --          --          --          --           --          (340,897)     --            --
  Dividends accrued on
    Series C preferred
    stock...............     --          --          --          --           --        (1,469,797)     --            --
  Exercise of common
    stock options.......    210,320       2,103      --          --          169,675       --           --            --
  Exercise of special
    voting stock
    options.............     --          --             711      --            6,000       --           --            --
  Tax benefit on options
    exercised...........     --          --          --          --          317,774       --           --            --
  Accretion of preferred
    stock to estimated
    redemption value....     --          --          --          --           --          (381,055)     --            --
  Net income............     --          --          --          --           --         2,436,603      --            --
                          ---------  -----------  ---------  -----------  -----------  -----------  -----------  ------------
Balance at December 31,
  1996..................  1,868,807   $  21,172   3,046,205      --        $5,707,360  $ 7,896,858  $(1,487,200)  $ (528,480)
                          ---------  -----------  ---------  -----------  -----------  -----------  -----------  ------------
                          ---------  -----------  ---------  -----------  -----------  -----------  -----------  ------------


                              NET
                          -----------
Balance at December 31,
  1994..................  $   217,671
  Dividends paid on
    Series A and B
    preferred stock.....     (340,897)
  Exercise of common
    stock options.......      360,000
  Special voting common
    stock issued in
    connection with
    merger..............    4,326,423
  Accretion of preferred
    stock to estimated
    redemption value....    4,430,073
  Net income............    1,876,034
                          -----------
Balance at December 31,
  1995..................   10,869,304
  Dividends paid on
    Series A and B
    preferred stock.....     (340,897)
  Dividends accrued on
    Series C preferred
    stock...............   (1,469,797)
  Exercise of common
    stock options.......      171,778
  Exercise of special
    voting stock
    options.............        6,000
  Tax benefit on options
    exercised...........      317,774
  Accretion of preferred
    stock to estimated
    redemption value....     (381,055)
  Net income............    2,436,603
                          -----------
Balance at December 31,
  1996..................  $11,609,710
                          -----------
                          -----------

  The accompanying notes are an integral part of these consolidated financial statements.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         FOR THE YEARS ENDED
                                                                                            DECEMBER 31,
                                                                                   -------------------------------
                                                                                        1995             1996
                                                                                   ---------------  --------------
Operating activities:
  Net income.....................................................................  $     1,876,034  $    2,436,603
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization................................................          737,738       5,360,533
    Amortization of discount on subordinated debt................................        --                113,757
    Deferred income taxes........................................................       (1,095,691)      1,514,591
    Consulting fees offset against note receivable...............................          125,004         125,004
    Equity in income of unconsolidated partnerships..............................         (448,580)       (145,000)
    Minority interest............................................................          335,417         304,887
    Provision for doubtful accounts..............................................        1,034,618         439,608
    Loss on sale of equipment....................................................        --                 24,584
    Loss on sale of investment in unconsolidated partnerships....................        --                253,394
    Change in assets and liabilities:
      Accounts receivable........................................................       (4,123,609)    (20,233,990)
      Due from related parties...................................................         (533,982)        164,965
      Prepaid expenses and other assets..........................................           39,936       1,526,959
      Refundable deposits........................................................        --                (29,031)
      Accounts payable and accrued expenses......................................        4,451,286      13,538,294
                                                                                   ---------------  --------------
        Cash provided by operating activities....................................        2,398,171       5,395,158
                                                                                   ---------------  --------------
Investing activities:
  Increase in restricted cash....................................................          (99,537)       (867,096)
  Purchases of property and equipment............................................       (5,398,570)    (30,121,773)
  Proceeds from the sale of equipment............................................        --                599,759
  Payments on advances to managed facilities.....................................        --                 29,175
  Advances to managed facilities.................................................       (1,270,000)       --
  Goodwill and other deferred costs..............................................       (1,891,363)     (4,678,312)
  Distributions received from unconsolidated partnerships........................          300,000        --
  Purchase of management contract................................................         (846,986)       --
  Cash received in acquisition of subsidiary.....................................        2,247,740        --
                                                                                   ---------------  --------------
        Cash used in investing activities........................................       (6,958,716)    (35,038,247)
                                                                                   ---------------  --------------
Financing activities:
  Distributions paid to minority partners........................................          (84,759)       (299,200)
  Proceeds from the exercise of stock options....................................          360,000         177,778
  Payments of dividends to preferred shareholders................................         (340,897)       (340,897)
  Payments on notes to affiliate.................................................        --               (360,703)
  Proceeds from borrowings.......................................................        6,750,000      55,996,085
  Principal payments on long-term debt...........................................       (1,581,017)    (22,864,500)
                                                                                   ---------------  --------------
        Cash provided by financing activities....................................        5,103,327      32,308,563
                                                                                   ---------------  --------------
Net increase in cash and cash equivalents........................................          542,782       2,665,474
Cash and cash equivalents, beginning of year.....................................        4,351,666       4,894,448
                                                                                   ---------------  --------------
Cash and cash equivalents, end of year...........................................  $     4,894,448  $    7,559,922
                                                                                   ---------------  --------------
                                                                                   ---------------  --------------
Supplemental disclosure:
  Income taxes paid..............................................................  $     1,363,430  $    1,057,850
                                                                                   ---------------  --------------
                                                                                   ---------------  --------------
  Interest paid..................................................................  $       533,030  $   10,283,291
                                                                                   ---------------  --------------
                                                                                   ---------------  --------------

  The accompanying notes are an integral part of these consolidated financial statements.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS

    Centennial HealthCare Corporation (the "Company") (formerly known as WelCare International, Inc.) was incorporated in February 1989 under the laws of the State of Georgia. The Company's principal business is to provide basic and specialty healthcare services to patients in a long-term care setting. At December 31, 1995, prior to the merger with Transitional Health Services, Inc., as further discussed, the Company operated 39 long-term care facilities through either management contracts, lease agreements or direct ownership.

    Effective December 31, 1995, the Company merged with Transitional Health Services, Inc. ("THS"), a company that operated 36 nursing homes and provided rehabilitation services in ten states. All outstanding shares of THS were exchanged for capital stock of the Company. The acquisition has been recorded, at December 31, 1995, using the purchase method of accounting.

    As of December 31, 1996, subsidiaries of the Company operated 76 owned, leased and managed long-term care facilities with 8,113 beds in 19 states, consisting of eight owned facilities, 46 leased facilities, 22 managed facilities and provided contract rehabilitation services.

    At December 31, 1996, certain subsidiaries of the Company held general partner interests in certain public and private limited partnerships, the majority of which own and operate long-term care facilities. The Company's general partner interests in those partnerships ranged from .49% to 3.992%. The subsidiaries which owned these partnership interests were sold on January 30, 1997.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and a majority-owned affiliated limited partnership. The Company accounts for its investments in certain other limited partnerships in which the Company serves as a general partner under the equity method, i.e., at cost, increased or decreased by the Company's share of earnings or losses, less distributions. All material intercompany balances, investments and transactions have been eliminated.

NET PATIENT SERVICE REVENUES

    Net patient service revenues are primarily derived from the operation and management of long-term care facilities and from providing rehabilitative occupational, speech and physical therapy services to long-term care facilities. Revenues that are reimbursed by patients at the Company's long-term care facilities are recorded at established billing rates. Revenues to be reimbursed by contracts with third-party payors, primarily Medicare and Medicaid programs, are recorded at the amount estimated to be realized under these contractual arrangements. Revenues from Medicare and Medicaid are generally based on reimbursement of allowable costs of providing services to program beneficiaries. The Company estimates amounts due from third-party payors and records the revenue in the period services are rendered. Amounts ultimately payable by Medicare and Medicaid are determined based on annual cost reports which are subject to audit and retroactive adjustment by the payor. Changes in estimated revenues due in connection with Medicare and Medicaid may be recorded by the Company subsequent to the year of origination and prior to final settlement based on improved estimates. Differences between estimated amounts due from the Medicare and Medicaid programs and ultimate settlements with these programs are recognized in the year of final settlement.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    Costs reimbursed under the Medicare program are subject to regional limits. The costs at certain of the Company's facilities have frequently exceeded these limits and, accordingly, the Company is required to submit exception requests to cover such excess costs. The accompanying balance sheets include amounts estimated to be recoverable under such exception requests.

    Accounts receivable, net, at December 31, 1995 and 1996 includes $24,203,893 and $35,284,447, respectively, of amounts due from Medicare and Medicaid programs.

CONCENTRATIONS

    A significant portion of the Company's revenues are derived from the Medicare and Medicaid programs. There have been, and the Company expects that there will continue to be, a number of proposals to limit reimbursements to long-term care facilities under these programs. The Company cannot predict whether any of these proposals will be adopted, or if adopted and implemented, what effect such proposals would have on the Company. Approximately 76% and 70% of the Company's net patient service revenues in the years ended December 31, 1995 and 1996, respectively, are from the Medicare and Medicaid programs. While the Company operates long-term care facilities in 19 states and the District of Columbia, 42 of its 54 consolidated facilities are located in North Carolina, Indiana and Michigan.

FACILITY OPERATING EXPENSES

    Facility operating expenses include direct operating costs at the facility level. The majority of these costs consist of payroll and employee benefits related to nursing, housekeeping and dietary services provided to patients, as well as maintenance and administration of the facilities. Other significant facility operating expenses include: the cost of rehabilitation therapies, medical and pharmacy supplies, food and utilities.

USE OF ESTIMATES IN FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

    Income taxes for the Company are calculated using the liability method in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), ACCOUNTING FOR INCOME TAXES. Deferred taxes are provided for the differences between the tax and accounting basis of assets and liabilities. For Federal income tax purposes, the Company and its subsidiaries file a consolidated income tax return.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost and are depreciated over the estimated useful lives of the individual assets using the straight-line method. Expenditures that extend the lives of assets are capitalized, while maintenance and repairs are charged to expense as incurred. The estimated useful lives range

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) from five to ten years for equipment, five to 15 years for furniture and 30 to 40 years for buildings and improvements.

INTANGIBLE ASSETS

    In connection with each of its acquisitions, the Company reviews the assets and liabilities acquired and assesses the individual components' relative fair values in comparison to the total purchase price. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. The Company's policy is to evaluate each acquisition separately and identify an appropriate amortization period for goodwill and other intangible assets based on the characteristics of the acquired company. Goodwill is being amortized using the straight-line method over a 30 to 40 year period. Accumulated amortization of goodwill totaled $823,884 at December 31, 1996.

ASSESSMENT OF LONG-LIVED ASSETS

    The Company periodically reviews the carrying values of its long-lived assets (primarily property, plant and equipment and intangible assets) whenever events or circumstances provide evidence that suggest that the carrying amount of long-lived assets may not be recoverable. If this review indicates that long-lived assets may not be recoverable, the Company reviews the expected undiscounted future net operating cash flows from its facilities, as well as valuations obtained in connection with various refinancings. Any permanent impairment in value is recognized as a charge against earnings in the statement of income. As of December 31, 1996, the Company does not believe there is any indication that the carrying value or the amortization period of its long-lived assets needs to be adjusted.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

RESTRICTED CASH

    Restricted cash consists mainly of certificates of deposit with maturities of one year or less. Certain of these certificates of deposit are pledged for letters of credit issued by banks in connection with various facility lease agreements, a workers' compensation insurance arrangement, and certain other agreements. Also included in restricted cash are amounts reserved for improvements on a leased facility and a debt service reserve for two owned facilities.

INCOME PER SHARE

    In February 1997, the FASB issued Statement No. 128, EARNINGS PER SHARE. This Statement is effective for financial statements issued for periods ending after December 15, 1997. The Company has not yet determined the impact of implementing FASB No. 128.

    In accordance with APB Opinion No. 15, the Company has computed its income per share based on the weighted average number of common and common equivalent shares outstanding during the periods. Common stock equivalents include options to purchase common stock assumed to be exercised using the treasury stock method and Series A and B Voting Preferred Stock assumed to be converted. The assumption of the conversion of Series A and B was anti-dilutive during 1996. The accretion and

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) dividends accrued on Series A and B and the accretion and dividends on Series C Voting Preferred Stock, which is not convertible into common stock, was deducted from net income in the computation of net income applicable to common stock in 1996.

2. MERGER WITH TRANSITIONAL HEALTH SERVICES, INC.:

    Effective December 31, 1995, the Company issued 3,045,494 shares of Special Voting Common Stock and 144,086 shares of Series C Voting Preferred Stock, valued at $19,024,390, for all the capital stock of THS.

    In connection with this merger, the Company planned to dispose of its leasehold interests at two facilities and close THS's corporate headquarters within one year from the merger date. The Company accrued an anticipated loss of $3,000,000 on disposal of a lease on one facility. In addition, operating costs that would have otherwise been incurred in 1996 in connection with the two leased facilities of which the Company had planned to dispose and costs required to close THS's former headquarters have been accrued on the 1995 balance sheet. These costs, totaling $1,908,310, resulted in an increase to goodwill as of December 31, 1995. The costs required to close THS's former headquarters consists of employee and lease termination costs. A lease on one of the facilities was disposed of and THS headquarters was closed as of December 31, 1996. Accrued merger closure costs, totaling $3,391,000 at December 31, 1996, were reduced during 1996 for cash expenditures in connection with the net cash loss incurred on the leased facility to be disposed of and employee and lease termination costs. The lease on the other facility is still held for sale and the Company, therefore, has not reversed the effects of adjusting the purchase price for losses incurred on the facility during 1996 or for the anticipated loss on disposal of the facility.

    The following unaudited pro forma financial information reflects the combined results of operations for the year ended December 31, 1995 as though the THS transaction occurred on January 1, 1995. The unaudited pro forma information is not necessarily indicative of either the results of operations that would have occurred had the transaction taken place at January 1, 1995 or the future results of operations of the combined companies.

                              UNAUDITED PRO FORMA
                          YEAR ENDED DECEMBER 31, 1995

Net revenues.................................................  $ 202,495,046
Net loss.....................................................  $ (16,167,856)
Loss applicable to common shares.............................  $ (17,860,537)
Loss per common share........................................  $       (6.10)

3. FACILITY ACQUISITIONS:

    The Company acquired a 77 bed long-term care facility located in Louisiana in October 1995. The purchase price, totaling $2,942,500, was financed with the Company's credit facility.

    In July 1996, the Company entered into management agreements with NC HealthCare, Inc., an unaffiliated entity, to manage four long-term facilities with a total of 328 beds. The Company made advances pursuant to a long-term note, totaling $5,462,393, to NC HealthCare, Inc. which were utilized

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

3. FACILITY ACQUISITIONS: (CONTINUED)
for the acquisition of the facilities and for working capital requirements. Due to the Company's substantial investment in and control of NC HealthCare, Inc., for accounting purposes the Company has consolidated the accounts and operations of NC HealthCare, Inc. Therefore, this transaction was treated as if the Company had purchased the facilities as of July 1996. The total consideration paid for these facilities was approximately $14,000,000, which consisted of a non-recourse long-term mortgage debt, totaling approximately $9,000,000, and cash of approximately $5,000,000. The Company is not liable for the mortgage debt or other obligations of NC Healthcare, Inc.

    In October 1996, the Company acquired two long-term care facilities located in Michigan with a total of 185 beds. The purchase price, totaling $9,100,000, was financed with the Company's credit facility.

4. OPERATING LEASES:

    The Company leases 39 long-term care facilities and one hospital which are accounted for as operating leases. The long-term facility leases consist of (i) fourteen leases with various expiration dates through 2006, (ii) two leases with affiliated entities of which the Company or an affiliate of its officer serves as a general partner and (iii) 23 leases obtained in connection with the merger with THS.

    The leases with affiliated entities expire in 2002 and 2009 with both having two five-year extensions. Total lease payments paid to the affiliated entities totaled $2,920,374 and $3,284,261 for the years ended December 31, 1995 and 1996. In connection with one lease, the Company paid the affiliated lessor a deposit of $2,875,000 which is refundable upon the termination of the lease. The Company owes the other affiliated lessor $1,030,246 and $699,544 at December 31, 1995 and 1996, respectively.

    The THS leases, which expire on various dates through 2011, include provisions for increases in lease payments. Certain of these leases provide the Company an option to renew the lease after the initial lease term.

    In March 1996, the Company entered into management agreements with an unaffiliated entity, NCHC, Inc., to manage four long-term care facilities with a total of 480 beds. NCHC, Inc. acquired the leases on these facilities for consideration of approximately $2,800,000. The Company made advances pursuant to a long-term note, totaling $4,557,881, to NCHC, Inc. which were utilized for the acquisition of the leases on the facilities and for working capital requirements. Due to the Company's substantial investment in NCHC, Inc., for accounting purposes, the Company has consolidated the accounts and operations of NCHC, Inc. Therefore, these leases were included in the Company's operations as of March 1996. The Company is not liable for the leases or for any other obligations of these leased facilities. The $2,800,000 lease acquisition cost is included as a deferred cost on the accompanying balance sheets.

    In October 1996, the Company entered into a management and a lease agreement with the owner of a 36-bed hospital in Florida and three licensed home healthcare offices. The agreement provides that the Company will manage the hospital until all necessary approvals and licenses are obtained at which time the Company will operate the hospital under a long-term lease. Under the agreement, the Company is responsible for all operating deficits. The Company has accounted for the transaction as an operating lease beginning in October 1996.

    Total rent expense under facility operating lease agreements approximated $7,400,000 and $19,000,000 for the year ended December 31, 1995 and 1996, respectively.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

4. OPERATING LEASES: (CONTINUED)
    Minimum future rent payments under the facility leases and related equipment and office space are summarized as follows:

YEAR                                                                               AMOUNT
----------------------------------------------------------------------------  ----------------
1997........................................................................  $     22,213,279
1998........................................................................        22,536,430
1999........................................................................        22,693,989
2000........................................................................        22,935,585
2001........................................................................        22,872,948
Thereafter..................................................................       104,196,219
                                                                              ----------------
                                                                              $    217,448,450
                                                                              ----------------
                                                                              ----------------

5. PROPERTY AND EQUIPMENT:

    Property and equipment consisted of the following at December 31, 1995 and 1996:

                                                                    1995            1996
                                                               --------------  --------------
Land.........................................................  $    4,109,510  $    4,755,319
Buildings and improvements...................................      44,158,630      68,611,484
Furniture and equipment......................................       8,438,598      12,612,312
Construction in progress--improvements to facilities.........       1,719,652       1,944,705
                                                               --------------  --------------
                                                                   58,426,390      87,923,820
Less accumulated depreciation................................      (3,089,668)     (6,730,059)
                                                               --------------  --------------
                                                               $   55,336,722  $   81,193,761
                                                               --------------  --------------
                                                               --------------  --------------

    Depreciation expense for the years ended December 31, 1995 and 1996 totaled $548,112 and $3,779,901, respectively.

6. INVESTMENT IN UNCONSOLIDATED PARTNERSHIPS:

    Certain subsidiaries of the Company acquired, in 1990, stock of the corporate general partners of certain limited partnerships. These partnerships own long-term care facilities and retirement centers. Investments in partnerships in which the Company's subsidiaries serve as a general partner are accounted for using the equity method. For the years ended December 31, 1995 and 1996, the Company recognized income from its share of the partnerships' operations of $448,580 and $145,000, respectively. On January 30, 1997, the Company sold its stock in the corporate general partners in most of the limited partnerships to a corporation affiliated to the president of the Company for $100 and the assumption of all the liabilities of the corporate general partners. For the year ended December 31, 1996, the Company recognized a loss, totaling $253,394, in connection with the sale of the corporate general partners.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

7. DEFERRED COSTS:

    Deferred costs consist of the following at December 31, 1995 and 1996:

                                                                     1995            1996
                                                                 -------------  --------------
Management contract acquisition costs..........................  $     846,987  $      868,643
Debt issuance and other costs..................................      1,450,298       2,604,613
Lease acquisition costs........................................        650,000       3,926,382
Other..........................................................        138,006         497,206
                                                                 -------------  --------------
                                                                     3,085,291       7,896,844
Less accumulated amortization..................................       (105,816)     (1,135,315)
                                                                 -------------  --------------
                                                                 $   2,979,475  $    6,761,529
                                                                 -------------  --------------
                                                                 -------------  --------------

    Management contract and lease acquisition costs are being amortized over the period of their respective management and lease agreements. Debt issuance costs are being amortized over the life of the related debt agreements.

8. LONG-TERM DEBT:

    Long-term debt consists of the following at December 31, 1995 and 1996:

                                                                    1995            1996
                                                               --------------  --------------
Bank credit facilities.......................................  $   20,752,165  $   47,000,000
Mortgage notes payable.......................................      17,658,471      26,376,642
Other notes..................................................         676,250         696,364
                                                               --------------  --------------
                                                                   39,086,886      74,073,006
Capital lease obligations....................................      21,876,899      20,024,879
                                                               --------------  --------------
                                                                   60,963,785      94,097,885
Current maturities of long-term debt.........................       1,648,211       1,741,180
                                                               --------------  --------------
                                                               $   59,315,574  $   92,356,705
                                                               --------------  --------------
                                                               --------------  --------------

    On December 18, 1996, the Company amended and restated its credit agreement (the "Credit Agreement") with CoreStates Bank, N.A. ("CoreStates") as agent for certain lenders. The Agreement provides that the maximum aggregate advances to the Company are $65,000,000 and cannot exceed the Borrowing Base. The Borrowing Base is defined as the sum of (i) annualized earnings before interest, taxes, depreciation and amortization ("EBITDA") multiplied by 2.50 for the quarter ended December 31, 1996 and 2.25 for each quarter in 1997 plus three times the EBITDA of acquired operations. The Company had an available Borrowing Base of $60,000,000, exclusive of acquired operations, as of December 31, 1996.

    Interest accrues at varying rates dependent upon the method used to compute interest and the rates applicable at the time of the borrowings. The Company can elect a rate based on CoreStates' prime rate or LIBOR, each increased by the Applicable Margin, as defined in the Credit Agreement, which varies dependent upon the ratio of debt to earnings before interest, taxes, depreciation, amortization and operating lease expense. The weighted average interest rate on the Company's borrowings at December 31, 1996 was 8.1%.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

8. LONG-TERM DEBT: (CONTINUED)
    Interest is paid currently and principal reduction is deferred until December 1998 at which time the outstanding principal balance will be paid in 15 equal quarterly payments plus accrued interest beginning March 31, 1999, with repayment in full on or before September 30, 2002. The Credit Agreement is collateralized by substantially all of the assets of the Company and requires the Company to comply with certain financial and other covenants. The Company is required to pay a commitment fee precluded from payment of dividends on the average unused portion of the commitment.

    The Credit Agreement includes various negative covenants including restrictions on additional loans and advances, guaranties, stock repurchases and redemptions, and dividends. Terms of the Credit Agreement require the Company to comply with certain financial and other covenants, the violation of which could cause the amounts of outstanding principal, interest and fees to be immediately due and payable. On December 31, 1996, the Company was in compliance with all of its debt covenants except its new worth covenant. Subsequent to year end, the Company received a waiver of compliance with this net worth covenant.

    At December 31, 1995, the Company had a senior credit facility with CoreStates and a $15,000,000 working capital line-of-credit facility with Heller Financial, Inc. ("Heller"). The outstanding balance under both of these facilities was paid in 1996 with proceeds of the Credit Agreement.

    At December 31, 1995 and 1996, the Company had $17,658,471 and $26,376,642,
respectively, of mortgage debt outstanding, including a current portion of $230,659 and $211,050, respectively. Mortgage debt includes approximately $9,000,000 of mortgages due NC HealthCare, Inc., as described in Note 3, for which the Company is not liable. The mortgage debt requires monthly payments of principal and interest of approximately $240,000. The debt agreements are for five to twenty-year periods with amortization periods covering twenty to twenty-five years. At December 31, 1996, interest rates on the mortgages range from 8.55% to 10.88%. These debts are collateralized by real property.

    Future maturities of mortgage debt are summarized as follows:

1997..........................................................  $   211,050
1998..........................................................      227,631
1999..........................................................      256,437
2000..........................................................      282,687
2001..........................................................      311,640
Thereafter....................................................   25,087,197
                                                                -----------
                                                                $26,376,642
                                                                -----------
                                                                -----------

    In connection with the acquisition of THS, the Company acquired leases for seven facilities and related equipment which are accounted for as capital leases. The total cost of the facilities and equipment which are included in property and equipment in the accompanying balance sheet is $20,935,122, with related accumulated depreciation of $2,674,761, at December 31, 1996. One of the leases expires in 2006 with an option to extend the lease for an additional ten years. The remaining leases expire in 2013, with no options to extend. These leases include provisions for contingent rental payments. The leases also provide the Company a right of first refusal to purchase the facilities. Under terms of the leases, the Company is required to pay all taxes, insurance and maintenance expenses.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

8. LONG-TERM DEBT: (CONTINUED)
    Rent escalation clauses in the capital facility leases are based on contingent factors such as increases in the consumer price index or annual increases in a facility's revenues, and have resulted in increased current and future lease payments.

    The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 1996:

                                                     NURSING
YEAR ENDING DECEMBER 31                EQUIPMENT   FACILITIES      TOTAL
                                       ----------  -----------  -----------
1997.................................  $1,006,342  $ 2,468,250  $ 3,474,592
1998.................................     647,513    2,468,250    3,115,763
1999.................................      --        2,468,250    2,468,250
2000.................................      --        2,468,250    2,468,250
2001.................................      --        2,468,250    2,468,250
Thereafter...........................      --       23,373,896   23,373,896
                                       ----------  -----------  -----------
Total minimum lease payments.........   1,653,855   35,715,146   37,369,001
Less amount representing interest....     183,363   17,160,759   17,344,122
                                       ----------  -----------  -----------
Present value of minimum lease
  payments...........................   1,470,492   18,554,387   20,024,879
Current portion......................     860,908      642,972    1,503,880
                                       ----------  -----------  -----------
Noncurrent portion...................  $  609,584  $17,911,415  $18,520,999
                                       ----------  -----------  -----------
                                       ----------  -----------  -----------

    The interest rate on the capital leases is based on the Company's borrowing rates at the time a lease is executed. The average interest rate used on nursing facilities and equipment was 10.47% and 15.9%, respectively.

9. SUBORDINATED DEBT:

    The Company has $25,300,000 of subordinated debt which was issued to certain shareholders in two instruments. The subordinated notes are due on October 30, 2002 and have effective interest rates between 11.7% and 12%. The subordinated debt is carried net of unamortized offering discounts of $1,056,359 and $942,603 at December 31, 1995 and 1996, respectively.

    Interest is due quarterly on the subordinated notes. The Company has an option to prepay all or a portion of the notes at any time without penalty or premium. Upon proper notice, scheduled mandatory prepayments beginning October 31, 2000 and each October thereafter are required to retire one-third of the original aggregate principal amount of the notes (or, if less, the entire outstanding principal amount of the notes). Mandatory prepayment of some or all of the notes is also required in certain events, including a change in control of the Company.

10. REDEEMABLE PREFERRED STOCK:

    As of December 31, 1996, the Company had issued and outstanding 205,541 shares of $11.01 par value Series A Voting Preferred Stock. The Series A shares earn cumulative dividends of $.88 per share per annum and are convertible to common at any time at the holder's option at a conversion multiple of 4.26105. The shares are subject to mandatory conversion by the Company in limited circumstances. The

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

10. REDEEMABLE PREFERRED STOCK: (CONTINUED) holders of the Series A shares have the right to redeem one-third of their shares each December 31, 1998, 1999 and 2000 at the greater of par value or fair market value, as defined in the Articles of Incorporation.

    As of December 31, 1996, the Company had issued and outstanding 328,892 shares of $8.74 par value Series B Voting Preferred Stock. Each Series B preferred share earns cumulative dividends at $.49 per annum and is convertible into 1.1111 share of common stock at the holder's option. The Series B shares are also subject to mandatory conversion in certain limited circumstances. The holders of the Series B shares have the right to redeem one third of their shares each June 30, 1999, 2000 and 2001 at the greater of par value or fair market value, as defined in the Articles of Incorporation.

    The Series A and B Voting Preferred Stock is reflected on the accompanying balance sheets at its estimated redemptive value, including accrued and unpaid dividends, as of December 31, 1995 and 1996. Management's estimate of the redemptive value increased during the year ended December 31, 1996 by $121,820 and decreased during the year ended December 31, 1995 by $4,430,073. The Company may cause all outstanding shares of Series A and B Voting Preferred Stock to be converted into Common Stock upon a public offering under certain circumstances.

    As stated in Note 2, in connection with the merger with THS, the Company issued 144,086 shares of no par value Series C Voting Preferred Stock. The Series C shares earn cumulative dividends of $12 per share per annum. The Series C may be redeemed at the option of the Company at $100 per share, plus any accrued but unpaid dividends to the date fixed for redemption. The Company is obligated to redeem all of the shares of the Series C outstanding on December 31, 2003 at $100 per share, plus any accrued but unpaid dividends. The Series C Voting Preferred Stock is reflected on the accompanying balance sheet at its fair value increased by periodic accretions, using the interest method, so that the carrying amount will equal the mandatory redemption amount at the mandatory redemption date. Accretion on the preferred stock totaled $259,235 for the year ended December 31, 1996.

11. EQUITY TRANSACTIONS:

    The Company has three stock option plans with outstanding options or options available to be granted totaling 523,073 shares. The plans consist of the 1994 Stock Option Plan, 1996 Executive Stock Plan and the 1996 Employee Stock Option Plan (collectively referred to as the "Stock Option Plans"). During 1996, the Company's 1992 Stock Option Plan was terminated.

    The 1994 Stock Option Plan and the 1996 Executive Stock Plan provide that options may be granted to officers, directors and key employees. The options granted pursuant to the 1996 Executive Stock Plan vest in equal increments on each December 31 of 1996, 1997, 1998 and 1999. The vesting on one-half of these options accelerates in the case of certain corporate events. The 1996 Employee Stock Option Plan provides that options may be granted to certain employees at an exercise price of $8.44. Approximately half of the 1996 Employee Stock Options vests 60% at the date of grant with the remaining 40% vesting in equal increments on January 1, 1997 and 1998. The other half of the 1996 Employee Stock Options vest 33% each at date of grant and on January 1, 1997 and 1998. The Board of Directors of the Company approved the 1997 Stock Plan which provides that options, totaling $500,010, may be granted to officers, non-employee, non-affiliated directors and key employees at an exercise price and vesting schedule to be determined by the compensation committee of the Board of Directors at the time of grant, except in the case of non-employee directors where such grants are automatic. All stock options have been granted

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

11. EQUITY TRANSACTIONS: (CONTINUED)
with exercise prices equal to or greater than the estimated fair market value of the common stock on the date of grant and are exercisable for up to ten years, as determined by the Company's Board of Directors.

    Stock option transactions are summarized as follows:

                                                                            1995                     1996
                                                                   -----------------------  -----------------------
                                                                                WEIGHTED                 WEIGHTED
                                                                                 AVERAGE                  AVERAGE
                                                                                EXERCISE                 EXERCISE
                                                                     SHARES       PRICE       SHARES       PRICE
                                                                   ----------  -----------  ----------  -----------
Options outstanding--beginning of period.........................     369,849   $    2.96      533,741   $    7.85
  Granted........................................................     263,099       13.55       66,644        8.44
  Exercised......................................................     (99,207)      (4.90)    (210,320)       (.85)
  Forfeited......................................................      --          --          (22,245)     (12.63)
                                                                   ----------       -----   ----------  -----------
Options outstanding--end of period...............................     533,741   $    7.85      367,820   $   11.67
                                                                   ----------       -----   ----------  -----------
                                                                   ----------       -----   ----------  -----------
Weighted average fair value of options granted during the year...               $    2.34                $    2.42

The fair value of each option is estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                          1995        1996
                                                                       ----------  ----------
Expected volatility..................................................       37.2%       41.1%
Risk-free interest rate..............................................       5.04%       5.33%
Expected term........................................................   2.5 years     5 years
Dividend yield.......................................................          0%          0%

    The following table summarizes information about outstanding and exercisable stock options at December 31, 1996:

                                                                      OPTIONS OUTSTANDING
                                                                    -----------------------   OPTIONS EXERCISABLE
                                                                                 WEIGHTED    ----------------------
                                                                                 AVERAGE                 WEIGHTED
                                                                                REMAINING                 AVERAGE
                                                                               CONTRACTUAL               EXERCISE
EXERCISE PRICES                                                      SHARES        LIFE       SHARES       PRICE
------------------------------------------------------------------  ---------  ------------  ---------  -----------
$ 7.56............................................................     60,321    5.5 years      57,147   $    7.56
  8.44............................................................     64,400    9.0 years      30,973        8.44
 13.55............................................................    243,099    9.1 years      --          --

    The Company applies APB Opinion 25 and related interpretations in accounting for fixed stock option plans. Accordingly, no compensation cost has been recognized for the fixed stock option plans. Had compensation cost been based on the estimated fair value at the grant dates for awards under those plans consistent with the method of FASB Statement No. 123, the net effect on net income and income

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

11. EQUITY TRANSACTIONS: (CONTINUED)
per share for the years ended December 31, 1995 and 1996 would have been reduced to the Pro forma amounts indicated below:

YEAR                                                                  1995           1996
----------------------------------------------------------------  -------------  -------------
Net income:
  As reported...................................................  $   1,876,034  $   2,436,603
  Pro forma.....................................................  $   1,876,034  $   2,332,541
Net income per common share:
  As reported...................................................  $         .68  $         .42
  Pro forma.....................................................  $         .68  $         .40

    As of December 31, 1996, the Company had repurchased 248,415 shares of common stock for $1,487,200. These shares were held as treasury stock at December 31, 1995 and 1996 and were accounted for under the cost method.

    As previously mentioned, the Company issued Special Voting Common Stock in connection with the merger with THS. The Special Voting Common Stock is similar to the Company's Common Stock except that each share of Special Voting Common Stock carries 70% of the voting power of one share of Common Stock. As required by the merger agreement, the Company declared a stock dividend in January 1996 increasing the number of shares of both Special Voting Common Stock and Common Stock outstanding by 11.11%. The shares issued by the stock dividend totaled 304,525 shares of Special Voting Common Stock and 165,835 shares of Common Stock. All references to authorized and outstanding shares and the weighted shares outstanding used in the calculation of net income per share has been retroactively adjusted to reflect the stock dividend.

12. INCOME TAXES:

    The components of the income tax provision as of December 31, 1995 and 1996 are as follows:

                                                                     1995            1996
                                                                 -------------  --------------
Current
  Federal......................................................  $   1,959,021  $      103,662
  State........................................................        525,776         279,898
                                                                 -------------  --------------
                                                                     2,484,797         383,560
                                                                 -------------  --------------
Deferred
  Federal......................................................     (1,040,521)      1,561,925
  State........................................................        (55,170)        (95,000)
                                                                 -------------  --------------
                                                                    (1,095,691)      1,466,925
                                                                 -------------  --------------
Total provision................................................  $   1,389,106  $    1,850,485
                                                                 -------------  --------------
                                                                 -------------  --------------

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

12. INCOME TAXES: (CONTINUED)
    Reconciliations of the differences between income taxes computed at federal statutory tax rates and consolidated provisions for income taxes as of December 31, 1995 and 1996 are as follows:

                                                                            1995        1996
                                                                         ----------  ----------
Tax at U.S. statutory rate.............................................       34.0%       34.0%
State income taxes.....................................................        8.6%        2.5%
Goodwill amortization..................................................      --            3.2%
Other..................................................................       (2.5)%       1.7%
                                                                         ----------  ----------
    Provision for income taxes.........................................       40.1%       41.4%
                                                                         ----------  ----------
                                                                         ----------  ----------

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

    Deferred tax assets and liabilities are comprised of the following at December 31, 1995 and 1996:

                                                                     1995            1996
                                                                --------------  --------------
Current deferred income tax assets:
  Allowances for uncollectible receivables....................  $    2,838,350  $    1,652,428
  Liabilities not deductible for tax purposes.................       1,566,030       2,068,453
  Accrued closing costs.......................................         648,825        --
                                                                --------------  --------------
      Current deferred income tax assets......................  $    5,053,205  $    3,720,881
                                                                --------------  --------------
                                                                --------------  --------------
Noncurrent deferred income tax assets:
  Net operating loss and tax credit carryforwards.............  $    3,924,825  $    4,519,825
  Tax basis receivables in excess of book.....................       2,549,000       2,549,000
  Net effects of capital leases...............................       1,054,000       1,046,000
  Deferred tax asset on non-owned affiliates..................        --               320,425
                                                                --------------  --------------
                                                                     7,527,825       8,435,250
                                                                --------------  --------------
Noncurrent deferred income tax liabilities:
  Temporary goodwill..........................................        --              (353,052)
  Write-up of property and equipment..........................      (2,005,202)     (1,950,500)
  Other, including depreciation...............................        (444,432)       (850,000)
  Tax losses from investment in unconsolidated partnerships in
    excess of book............................................        (728,230)       (796,230)
                                                                --------------  --------------
                                                                    (3,177,864)     (3,949,782)
                                                                --------------  --------------
      Net noncurrent deferred income tax assets...............  $    4,349,961  $    4,485,468
                                                                --------------  --------------
                                                                --------------  --------------

    As of December 31, 1996, the Company had approximately $11,630,000 of federal net operating loss carryforwards available to offset future taxable income through 2010. In addition, the Company had $305,000 of federal targeted jobs tax credit carryforwards, and various state net operating loss carryforwards.

13. MANAGEMENT AGREEMENTS:

    As of December 31, 1996, the Company provided operational management services for 22 facilities under long-term management contracts having remaining effective terms ranging from 16 to 20 years. Fifteen of these agreements are with third-party owners and are noncancelable without cause. One of these agreements, with fees totaling $124,021 and $141,850, respectively, during 1995 and 1996, is with an affiliate and is cancelable by either party in certain circumstances. Five of these agreements, with fees totaling $995,311 and $938,731, respectively, during 1995 and 1996, are with affiliated limited partnerships in which certain subsidiaries of the Company serve as general partner and can be terminated by either party without cause given sixty days notice. The management agreements provide for the Company to receive annual fees equal to 6% of each facility's gross revenues, payable on a monthly basis and may include additional compensation based on achieving certain performance standards. Additionally, the Company performs oversight management services for three facilities in which it oversees the management of another management company. The Company typically receives a fee of 1% of revenues for oversight management services.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

14. TRANSACTIONS WITH RELATED PARTIES:

    The Company has employment agreements with five officers which provide for salary continuation and non-competition with the Company, subject to certain conditions.

    The Company leases two long-term care facilities from affiliated lessors (Note 4).

    The Company manages five long-term care facilities for affiliated limited partnerships in which the Company serves as a general partner (Note 13).

    The Company leases its facilities' employees from an affiliated company which is owned by the president of the Company on a complete pass-through basis. The total payroll costs and reimbursements from the Company totaled $23,100,000 and $37,200,000 for the years ended December 31, 1995 and 1996, respectively.

15. COMMITMENTS AND CONTINGENCIES:

    Certain subsidiaries of the Company subsidiaries serve as the general partner in various limited partnerships. As a general partner, the Company may be liable for certain deficiencies which arise in meeting the terms of loan obligations incurred by these partnerships and for operating expenses and other liabilities incurred by these partnerships in the ordinary course of business. The Company sold substantially all of its subsidiaries serving as corporate general partners on January 30, 1997.

    The Company has a consulting agreement with an unaffiliated owner of certain facilities which the Company manages. Under the terms of the consulting agreement, the Company will pay the unaffiliated owner annual consulting fees ranging from $135,000 to $375,000 through the earlier of 2013 or the termination of the facility management contracts. For the year ended December 31, 1995 and 1996, the Company incurred approximately $163,000 and $150,000, respectively, of consulting fees.

    The Company has guaranteed a mortgage note up to $500,000 related to a long-term care facility that it manages. The mortgage had an outstanding balance of approximately $1,946,000 at December 31, 1996. The market value of this facility, based on an independent appraisal, substantially exceeds the total amount of the mortgage note. All principal and interest payments are paid currently by the obligors.

    The Company has guaranteed $17,000,000 of mortgage indebtedness of two unrelated entities that lease five nursing facilities to the Company. The unrelated entities are two syndicated limited partnerships of which the Company does not control major decisions. The outstanding principal balance of the debt was approximately $16,108,000 at December 31, 1996. All principal and interest payments are paid currently by the obligors.

    The Company is a party to a lawsuit filed in October 1995 alleging liability for various accounts receivable factoring transactions between the prior owner of THS and the factor. It is the belief of management that this lawsuit as well as other claims and actions that the Company is subject to in the normal course of business will be resolved without a material adverse effect on the Company's financial position, results of operations or liquidity.

    The Company self-insures for workers' compensation claims and health benefits for its employees. The Company maintains stop-loss insurance such that the Company's liability for losses is limited. The Company recognized as an expense and accrued for estimated workers' compensation and health benefit claims incurred but not reported as of December 31, 1995 and 1996.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

16. SUPPLEMENTAL CASH FLOW DISCLOSURE:

    As discussed in note 2, on December 31, 1995, the Company merged with THS and has included the accounts of this entity in its December 31, 1995 consolidated balance sheet. The net assets included in the consolidated balance sheet were as follows as of December 31, 1995:

Cash and cash equivalents....................................  $   2,247,740
Patient accounts and third-party settlements, net............     18,515,527
Deferred income taxes........................................      4,088,000
Other current assets.........................................      5,484,702
                                                               -------------
      Total current assets...................................     30,335,969
                                                               -------------
Property and equipment, net..................................     40,014,256
                                                               -------------
Restricted cash..............................................      4,613,848
Deferred income taxes........................................      8,216,825
Goodwill, net................................................     29,274,554
Other assets.................................................      3,552,023
                                                               -------------
      Total assets...........................................    116,007,475
                                                               -------------
Accounts payable and accrued expenses........................     17,424,742
Current maturities of long-term debt.........................      1,536,475
Other current liabilities....................................      5,882,495
                                                               -------------
      Total current liabilities..............................     24,843,712
                                                               -------------
Long-term debt, less current maturities......................     49,558,938
Subordinated debt, less current maturities...................     24,243,641
                                                               -------------
      Total liabilities......................................     98,646,291
                                                               -------------
Net assets included in balance sheet.........................  $  17,361,184
                                                               -------------
                                                               -------------

17. CONCENTRATION OF CREDIT RISK:

    The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

18. EMPLOYEE BENEFITS:

    The Company has 401(k) savings plans available to substantially all employees depending on their length of service. Employees may defer up to 15% of their salary, subject to the maximum permitted by law. The Company matches a portion of the employee contribution. The Company funded $91,743 during the year ended December 31, 1996 as a match to the employee contributions.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

19. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND CASH EQUIVALENTS

    The carrying amount approximates fair value because of the short maturity of those instruments, and includes the restricted cash reflected on the balance sheet under the caption "Restricted Cash."

NOTES RECEIVABLE

    The carrying amount approximates fair value for the note receivable from affiliate based on the fair value being estimated as the net present value of cash flows that would be received on the note over the remaining note term using current market interest rates rather than stated interest rates.

LONG-TERM DEBT

    The carrying amount of the Credit Agreement approximates fair value since the Credit Agreement was recently renegotiated at market rates. The carrying amount of mortgage notes approximates their values based on the net present value of cash flows that would be paid on each note over the remaining note term using the Company's current incremental borrowing rate rather than the stated interest rates on the notes.

20. SUBSEQUENT EVENTS:

    On January 31, 1997, the Company issued 50,000 shares of $1 par value Series D Preferred Stock and an aggregate 50,000 investment units, with each unit being comprised of one share of $1 par value Series E Senior Preferred Stock and
1.85102 shares of common stock of the Company for $10,000,000. The Series D Preferred Stock is redeemable at the option of the holder at any time after December 31, 2006 for the redemption price of $100 plus interest on the $100 per share at the rate of 10% per annum from the date of issuance of the Series D Preferred Stock. Each share of Series D Preferred Stock is convertible into 8.5 shares of Common Stock, at the holder's option. The Company may cause all outstanding shares of Series D Preferred Stock to be converted into Common Stock upon a public offering of its common stock where the proceeds of the offering exceed $30,000,000 and the price per share is at least $10.70.

    The Series E Senior Preferred Stock is subject to 10% dividends and is redeemable at any time at the option of the Company but is required to be redeemed on October 30, 2002 at the redemption price of $100 plus accrued but unpaid dividends.

    Subsequent to year end, the Board of Directors of the Company approved a reverse stock split, with the ratio to be determined at a later date. However, all references to authorized and outstanding shares and the weighted shares outstanding used in the calculation of net income per share have been retroactively adjusted to reflect a .7143 for one reverse stock split.

    The Company is currently pursuing three transactions in which the Company has non-binding letters of intent. Each of these potential transactions is subject to the negotiation of a definitive agreement and receipt of all necessary consents and approvals.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors of
Centennial HealthCare Corporation

    We have audited the accompanying consolidated balance sheets of Centennial HealthCare Corporation and subsidiaries (formerly known as WelCare International, Inc. and subsidiaries) as of May 31, 1994 and 1995, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended May 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Centennial HealthCare Corporation and subsidiaries at May 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1995 in conformity with generally accepted accounting principles.

                                          BDO Seidman, LLP

Atlanta, Georgia
July 7, 1995, except for
  Note 18 which is as of
  August 15, 1995

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES
            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)
                          CONSOLIDATED BALANCE SHEETS

                                                                                              MAY 31,
                                                                                   ------------------------------
                                                                                        1994            1995
                                                                                   --------------  --------------
                                                     ASSETS:
CURRENT ASSETS
  Cash and cash equivalents......................................................  $    5,279,539  $    4,362,833
  Patient accounts and third party payor settlements, net of allowance for
    doubtful accounts of $71,413 in 1995 (Note 3)................................       4,198,742       6,614,290
  Prepaid expenses and other current assets......................................         401,076         748,757
  Due from related parties.......................................................          69,843          46,443
                                                                                   --------------  --------------
Total current assets.............................................................       9,949,200      11,772,323
                                                                                   --------------  --------------
Property and equipment at cost, net of accumulated depreciation (Notes 5 and
  8).............................................................................         444,140       6,662,562
                                                                                   --------------  --------------
Other assets
  Note receivable (Note 6).......................................................         422,000         309,917
  Due from related parties (Note 4)..............................................         193,035       1,558,336
  Investment in unconsolidated partnerships (Note 7).............................       1,450,984          83,651
  Restricted cash (Note 2).......................................................       1,496,964       1,041,688
  Refundable deposit (Note 2)....................................................        --             2,875,000
  Deferred managment cost, net of accumulated amortization of $35,291 in 1995
    (Note 12)....................................................................        --               811,696
  Minority interest (Note 1).....................................................        --               130,840
  Other..........................................................................         215,891         253,375
                                                                                   --------------  --------------
Total other assets...............................................................       3,778,874       7,064,503
                                                                                   --------------  --------------
                                                                                   $   14,172,214  $   25,499,388
                                                                                   --------------  --------------
                                                                                   --------------  --------------
                                      LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt (Note 8)..................................  $       87,500  $    1,106,910
  Accounts payable and accrued expenses..........................................       3,234,923       3,830,242
  Provider taxes payable.........................................................         313,421       1,028,355
  Other liabilities..............................................................         773,135       1,001,959
                                                                                   --------------  --------------
Total current liabilities........................................................       4,408,979       6,967,466
Due to affiliate.................................................................         683,713       1,197,239
Long-term debt, less current maturities (Note 8).................................         676,250       4,557,535
Deferred income taxes (Note 11)..................................................       1,079,000       1,509,000
Cash held in escrow (Note 2).....................................................       1,496,964        --
                                                                                   --------------  --------------
                                                                                        8,344,906      14,231,240
                                                                                   --------------  --------------
COMMITMENTS AND CONTINGENCIES (NOTES 12, 13 AND 14)
Redeemable preferred stock (Note 9)..............................................       4,300,290       9,186,628
                                                                                   --------------  --------------
SHAREHOLDERS' EQUITY (NOTES 9 AND 10)
  Common stock, with par value of $.01; 50,000,000 shares authorized; 1,807,795
    shares issued; 1,638,646 and 1,559,280 shares outstanding in 1994 and 1995...          18,077          18,077
  Retained earnings..............................................................       2,122,381       3,550,643
  Treasury stock, at cost; 169,049 and 248,415 shares held in 1994 and 1995......        (613,440)     (1,487,200)
                                                                                   --------------  --------------
                                                                                        1,527,018       2,081,520
                                                                                   --------------  --------------
                                                                                   $   14,172,214  $   25,499,388
                                                                                   --------------  --------------
                                                                                   --------------  --------------

          See accompanying notes to consolidated financial statements.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES
            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                YEARS ENDED MAY 31,
                                                                   ----------------------------------------------
                                                                        1993            1994            1995
                                                                   --------------  --------------  --------------
REVENUES
  Net patient service revenues...................................  $    6,863,361  $   38,115,076  $   61,855,427
  Management fees (Note 12)......................................       4,434,990       3,384,357       3,362,223
                                                                   --------------  --------------  --------------
Total revenues...................................................      11,298,351      41,499,433      65,217,650
                                                                   --------------  --------------  --------------
EXPENSES
  Facility operating expenses....................................       5,330,767      29,510,176      48,872,211
  Lease expense (Note 2).........................................         926,676       4,823,314       6,900,843
  Corporate administrative costs.................................       3,004,715       2,927,045       3,395,795
  Depreciation and amortization..................................          48,325          82,197         290,408
                                                                   --------------  --------------  --------------
Total expenses...................................................       9,310,483      37,342,732      59,459,257
                                                                   --------------  --------------  --------------
OTHER INCOME (EXPENSE)
  Interest income................................................          73,824         163,071         382,394
  Interest expense...............................................         (42,042)        (31,615)       (325,477)
  Equity in income (loss) of unconsolidated partnerships (Note
    7)...........................................................      (2,765,867)      4,272,295         366,235
                                                                   --------------  --------------  --------------
Total other income (expense).....................................      (2,734,085)      4,403,751         423,152
                                                                   --------------  --------------  --------------
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES AND SHARE OF
  MINORITY INTEREST..............................................        (746,217)      8,560,452       6,181,545
Provision for income taxes (benefit) (Note 11)...................        (160,275)      3,171,645       2,249,246
                                                                   --------------  --------------  --------------
INCOME (LOSS) BEFORE MINORITY INTEREST...........................        (585,942)      5,388,807       3,932,299
Minority interest in net income of subsidiary....................        --              --               207,328
                                                                   --------------  --------------  --------------
NET INCOME (LOSS) APPLICABLE TO COMMON STOCK.....................  $     (585,942) $    5,388,807  $    3,724,971
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
Net income (loss) per common share...............................  $         (.25) $         2.20  $         1.40
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
WEIGHTED AVERAGE NUMBER OF COMMON STOCK AND COMMON STOCK
  EQUIVALENTS OUTSTANDING........................................       2,347,500       2,447,658       2,667,881
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

          See accompanying notes to consolidated financial statements.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES
            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)
           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                FOR THE YEARS ENDED MAY 31, 1993, 1994 AND 1995

                                                            COMMON STOCK
                                     COMMON STOCK        PURCHASE WARRANTS    ADDITIONAL
                                ----------------------  --------------------    PAID-IN     EARNINGS     TREASURY
                                 SHARES      AMOUNT      SHARES     AMOUNT      CAPITAL     (DEFICIT)      STOCK
                                ---------  -----------  ---------  ---------  -----------  -----------  -----------
Balance, at May 31, 1992......  1,894,847   $  19,175     553,577  $ 800,000   $ 287,387   $  (588,586) $   --
  Termination of common stock
    purchase warrants.........     --          --        (553,577)  (800,000)     --           --           --
  Purchase and retirement of
    common stock..............    (87,152)     (1,098)     --         --            (866)     (148,201)     --
Dividends on redeemable
  preferred stock.............     --          --          --         --          --           (33,003)
  Net loss....................     --          --          --         --          --          (585,942)
                                ---------  -----------  ---------  ---------  -----------  -----------  -----------
Balance, at May 31,1993.......  1,807,695      18,077      --         --        (286,521)   (1,355,732)     --
  Dividends on redeemable
    preferred stock                --          --          --         --          --          (160,530)     --
  Purchase of treasury
    stock.....................   (169,049)     --          --         --          --           --          (613,440)
  Accretion of preferred stock
    to estimated redemption
    value (Note 9)............     --          --          --         --        (286,521)   (1,750,164)     --
  Net income..................     --          --          --         --          --         5,388,807      --
                                ---------  -----------  ---------  ---------  -----------  -----------  -----------
Balance, at May 31, 1994......  1,638,646      18,077      --         --          --         2,122,381     (613,440)
Dividends on redeemable
  preferred stock.............     --          --          --         --          --          (284,132)          --
  Purchase of treasury
    stock.....................    (79,366)     --          --         --          --           --          (873,760)
  Accretion of preferred stock
    to estimated redemption
    value (Note 9)............     --          --          --         --          --        (2,012,577)     --
Net income....................     --          --          --         --          --         3,724,971      --
                                ---------  -----------  ---------  ---------  -----------  -----------  -----------
Balance, at May 31, 1995......  1,559,280   $  18,077      --      $  --       $  --       $ 3,550,643  $(1,487,200)
                                ---------  -----------  ---------  ---------  -----------  -----------  -----------
                                ---------  -----------  ---------  ---------  -----------  -----------  -----------

          See accompanying notes to consolidated financial statements.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES
            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 YEARS ENDED MAY 31,
                                                                    ----------------------------------------------
                                                                         1993            1994            1995
                                                                    --------------  --------------  --------------
OPERATING ACTIVITIES:
  Net income (loss)...............................................  $     (585,942) $    5,388,807  $    3,724,971
  Adjustments to reconcile net earnings (loss) to net cash
    provided by operating activities:
    Depreciation and amortization.................................          48,325          82,197         240,134
    Deferred income taxes.........................................        (226,275)      1,428,645         430,000
    Consulting fees offset against note receivable................        --              --               112,083
    Equity in income (loss) of unconcolidated partnership.........       2,765,867      (4,272,295)       (366,235)
    Share of minority interest....................................        --              --               207,328
    Gain on sale of bonds.........................................         (12,450)       --               (50,920)
    Change in assets and liabilities:
      Accounts receivable.........................................      (1,669,179)     (2,500,034)     (2,259,705)
      Due from related parties....................................         416,041         337,190         223,053
      Prepaid expenses and other assets...........................        (608,999)        168,429        (488,601)
      Accounts payable and accrued expenses.......................       1,956,625       2,062,441         935,942
                                                                    --------------  --------------  --------------
Cash provided by operating activities.............................       2,084,013       2,695,380       2,708,050
                                                                    --------------  --------------  --------------
INVESTING ACTIVITIES:
  Investment in subsidiary partnership............................        --              (980,000)       --
  Advances to affiliate...........................................        --              (230,493)       (946,275)
  Distributions received from unconsolidated partnership..........          31,496         114,475         460,471
  Proceeds from sale of long-term securities......................          39,990        --               139,714
  Purchases of property and equipment.............................        (264,041)        (66,664)     (1,108,810)
  Cash paid for refundable deposit................................        --              --            (2,875,000)
  Purchase of management contract.................................        --              --              (846,987)
  Cash received in acquisition of subsidiary in excess of purchase
    price paid....................................................        --              --               183,464
                                                                    --------------  --------------  --------------
Cash used in investing activitites................................        (192,555)     (1,162,682)     (4,993,423)
                                                                    --------------  --------------  --------------
FINANCING ACTIVITIES:
  Distributions paid to minority partner..........................        --              --               (84,759)
  Redemption of common stock......................................        (150,165)       (613,440)       (873,760)
  Payments on subordinated debentures.............................         (62,500)       --              (150,000)
  Payments of dividend to preferred shareholders..................         (33,003)       (160,530)       (284,132)
  Payments on notes to shareholders...............................         (73,750)       --              --
  Proceeds from issuance of preferred stock.......................       1,650,165         613,440       2,873,761
  Proceeds from notes payable.....................................          25,000         500,000        --
  Payments on notes payable.......................................        (475,000)       (262,500)        (87,500)
  Payments on mortgage payable....................................        --              --               (24,943)
                                                                    --------------  --------------  --------------
Cash provided by financing activities.............................         880,747          76,970       1,368,667
                                                                    --------------  --------------  --------------
NET CHANGE IN CASH AND CASH EQUIVALENTS...........................       2,772,205       1,609,668        (916,706)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR......................         897,666       3,669,871       5,279,539
                                                                    --------------  --------------  --------------
CASH AND CASH EQUIVALENTS, END OF YEAR............................  $    3,669,871  $    5,279,539  $    4,362,833
                                                                    --------------  --------------  --------------
                                                                    --------------  --------------  --------------

          See accompanying notes to consolidated financial statements.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

    Centennial HealthCare Corporation (the "Company") (formally known as WelCare International, Inc.) was incorporated in February 1989 under the laws of the State of Georgia. The Company's principal business is to provide basic and specialty healthcare services to patients in a long-term care setting.

    As of May 31, 1995, subsidiaries of the Company operated 32 owned, leased and managed long-term care facilities with 3,657 beds in 15 states, consisting of one owned facility, 16 leased facilities and 15 managed facilities.

    At May 31, 1995, certain subsidiaries of the Company held general partner interests in certain public and private limited partnerships, the majority of which own and operate long-term care facilities. The Company's general partner interests in those partnerships ranged from .49% to 3.992%.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and a majority owned affiliated partnership. The Company accounts for its investments in certain other public and private partnerships in which the Company has a greater than 20% ownership or serves as the general partner, under the equity method, i.e., at cost, increased or decreased by the Company's share of earnings or losses, less distributions. All intercompany balances, investments and transactions have been eliminated.

REVENUES AND ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS

    Revenues are derived from the management of fourteen facilities, the operation of sixteen leased facilities and one majority owned facility, and from providing related supplies and services to these facilities. Management fee revenues are recorded on a monthly basis as earned. Patient service revenues are recorded at established rates and adjusted for differences between such rates and estimated amounts reimbursable by third party payors. Estimated settlements under third-party payor retrospective rate setting programs (primarily Medicare and Medicaid) are accrued in the period the related services are rendered. Settlements receivable and related revenues under such programs are based on annual cost reports prepared in accordance with federal and state regulations, which reports are subject to audit and retroactive adjustments in future periods. In the opinion of management, adequate provision has been made therefor, and such adjustments in determining final settlements will not have a material effect on financial position or results of operations.

PROPERTY AND EQUIPMENT

    Property and equipment are depreciated over the estimated useful lives of the individual assets using the straight-line method. The estimated useful lives range from five to ten years for equipment, five to fifteen years for furniture and thirty years for buildings and improvements.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
DEFERRED MANAGEMENT COST

    During 1995, the Company purchased a management contract from an unrelated party for a facility that it currently owns a majority interest. Costs associated with the purchase of this management contract are amortized over 10 years, the life of the associated management agreement.

CASH AND CASH EQUIVALENTS

    For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

INCOME TAXES

    The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes", which significantly changes existing practice by requiring, among other things, a liability approach to deferred income taxes. The Company adopted SFAS 109 effective June 1, 1993. The adoption of SFAS 109 had no significant impact on the Company's accompanying financial statements.

STOCK SPLIT AND STOCK DIVIDEND

    Effective January 6, 1996, the Board of Directors declared a 11.11% stock dividend on outstanding shares of common stock. In addition, the Board of Directors of the Company approved a reverse stock split with the ratio to be determined at a later date. All references to issued and/or outstanding shares and the weighted shares outstanding used in the calculations of net income per share have been retroactively adjusted to reflect the 11.11% stock dividend and a .7143 for one stock split.

INCOME (LOSS) PER SHARE

    Income (loss) per share are computed based on the weighted average number of common and common equivalent shares outstanding during the period. Common stock equivalents include options to purchase common stock, assumed to be exercised using the treasury stock method, and redeemable preferred stock. Income (loss) per share have been retroactively adjusted to reflect the subsequent stock dividends and stock splits.

2. LEASED FACILITIES

    Effective January 1, 1993, Grant Park Nursing Home Limited Partnership (the "Partnership"), an affiliate, leased Grant Park Care Center, a long-term care facility, to the Company under an operating lease expiring in 2002 with two, five year extensions at the Company's option. The lease calls for monthly rental payments of $142,661 and provides for a sharing of profits until the Partnership receives 50% of any excess profits generated by the facility. Total rent expense for years ended May 31, 1993, 1994 and 1995 was $812,700, $2,356,106 and
$2,056,671, respectively.

    Effective October 1, 1993, the Company began leasing thirteen long-term care facilities (the "Leased Facilities") from EBT HealthCare Properties, L.P. ("EBT"), an unrelated lessor, under operating leases having an initial term expiring in 2006. Six of the leases call for fixed monthly lease payments and seven

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. LEASED FACILITIES (CONTINUED)
of the leases require variable monthly payments. The leases expire at various dates ranging from 2004 to 2006 plus two, five year extensions exercisable at the Company's option. Rent is payable monthly, in advance, and amounted to $2,320,538 and $3,840,979 for the years ended May 31, 1994 and 1995, respectively. Eight of the Leased Facilities pay fees to an unrelated third party for services related to their operation. The total of these fees paid in 1994 and 1995 was $399,640 and $677,202, respectively.

    During 1994, EBT agreed to advance $3,050,000 to the Company for capital improvements at the leased facilities. In fiscal 1994 and 1995, the Company received $2,584,394 and $3,050,000, respectively, of these funds and placed them in escrow. As of May 31, 1994 and 1995, $1,087,430 and $3,050,000, respectively, of the escrowed capital improvements funds had been disbursed. Undisbursed capital improvement funds are included in restricted cash in the accompanying 1994 balance sheet.

    In July 1994, the Company began leasing Royal Terrace Nursing and Rehabiltation Center ("Royal Terrace"), a long-term care facility, from an unrelated lessor under an operating lease having an initial term of fourteen years plus two, five year extensions exercisable at the Company's option. Rent is payable in monthly installments of $58,711 and totaled $555,694 for the year ended May 31, 1995.

    In December 1994, the Company began leasing Ashton Woods Rehabilitation Center, a long-term care facility, from an affiliated lessor under an operating lease having an initial term of fourteen years plus two, five year extensions, exercisable at the Company's option. Rent is payable in monthly installments of $67,935 and totaled $338,677 for the year ended May 31, 1995. In connection with this lease, the Company paid the lessor a deposit of $2,875,000 which is refundable upon the termination of the lease. Additionally, the Company placed approximately $1,000,000 in escrow, as required by the lessor, to be used for capital improvements at this facility. This amount is included in restricted cash in the accompanying consolidated 1995 balance sheet.

    Minimum rent payments under all sixteen of the facility leases are summarized as follows:

YEAR                                                                                AMOUNT
------------------------------------------------------------------------------  --------------
1996..........................................................................  $    6,816,328
1997..........................................................................       6,816,328
1998..........................................................................       6,816,328
1999..........................................................................       6,816,328
2000..........................................................................       6,816,328
Thereafter....................................................................      36,666,830
                                                                                --------------
                                                                                $   70,748,470
                                                                                --------------
                                                                                --------------

    Effective January 1, 1994, the Company began leasing employees at most of its leased facilities, at cost, from an affiliated company. The Company's lease agreement with the affiliate calls for monthly payments in amounts equal to each facilities' payroll costs. This lease agreement allowed the Company to lower workers' compensation insurance rates, resulting in a net savings to the Company. Total employee leasing expense incurred in 1994 and 1995 amounted to approximately $8,400,000 and $18,359,000, respectively, and is included in nursing home expenses in the accompanying 1994 and 1995 consolidated statements of operations.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. PATIENT ACCOUNTS AND THIRD-PARTY PAYOR SETTLEMENTS

    Patient accounts and third party payor settlements receivable consist of the following:

                                                                            MAY 31,
                                                                  ----------------------------
                                                                      1994           1995
                                                                  -------------  -------------
Patient accounts................................................  $   4,175,582  $   6,467,520
Third-party payor settlements...................................         23,160        218,183
                                                                  -------------  -------------
                                                                      4,198,742      6,685,703
Allowance for doubtful accounts.................................       --               71,413
                                                                  -------------  -------------
                                                                  $   4,198,742  $   6,614,290
                                                                  -------------  -------------
                                                                  -------------  -------------

    The Company generally does not require collateral or other security in extending credit to patients; however, the Company routinely obtains assignments of (or is otherwise entitled to receive) benefits receivable under the health insurance programs, plans or policies of patients (e.g. Medicare, Medicaid, commercial insurance and managed care organizations). Medicaid programs accounted for approximately 94%, 83% and 69% of net patient service revenues during 1993, 1994 and 1995, respectively. Accounts receivable and operating revenue include amounts estimated by management to be reimbursable by Medicaid, Medicare and other third-party programs under the provisions of cost reimbursement formulas in effect. Final determination of amounts earned is subject to audit by the intermediaries. In the opinion of management, adequate provision has been made for any adjustments that may result from such audits. Differences between estimated provisions and final settlement are reflected as charges or credits to operating revenue in the year finalized.

    Accounts receivable are recorded net of any contractual adjustments and relate principally to amounts due from various Medicaid programs. Receivables from the programs were approximately as follows:

                                                                      1994           1995
                                                                  -------------  -------------
District of Columbia............................................  $   1,324,000  $   1,466,000
Mississippi.....................................................      1,007,000        957,000
Louisiana.......................................................        428,000        440,000
Idaho...........................................................        210,000        204,000
Montana.........................................................         90,000        203,000
Georgia.........................................................       --              195,000
Kansas..........................................................         48,000        193,000
Texas...........................................................        110,000        113,000

    Significant changes have and will continue to be made in government reimbursement programs, and such changes could have a material impact on future reimbursement formulas. Amounts due from Medicaid and Medicare programs are generally paid within 30 to 90 days from date of billing and are subject to final settlements in certain states.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. TRANSACTIONS WITH RELATED PARTIES AND MANAGED FACILITIES

    As of May 31, 1994, WelCare Management Services, Inc. ("WelCare Services"), an affiliate of the Company, owed $612,061 to the Company for previous advances and accrued management fees. During 1994 and prior years, WelCare Services operated a long-term care facility known as Deluxe Care Inn under an operating lease agreement. In 1994 and prior years, the Company had recorded a $419,026 reserve on these receivables resulting in a net receivable balance of $193,035 at May 31, 1994. During 1995, the Company advanced an additional $946,275 to WelCare Services to purchase Deluxe Care Inn. In November 1994, the total amount due from WelCare Services of $1,558,336 was formalized into an unsecured promissory note bearing interest at 9% and payable at maturity, December 31, 1998. Under the terms of the note, the Company has the right to place a security interest on any or all of WelCare Service's assets, including Deluxe Care Inn. The property and equipment of the Deluxe Care Inn are currently encumbered under a first mortgage with an unrelated party having an outstanding balance of approximately $980,000. At May 31, 1995, based on improved operations at Deluxe Care Inn, the Company determined that the receivable was fully collectible and the associated reserve was charged to operations.

    During 1992, the Company entered into employment agreements with three officers which provide for salary continuation and non-competition with the Company, subject to certain conditions.

    The Company leases two long-term care facilities from related and affiliated parties (see Note 2).

5. PROPERTY AND EQUIPMENT

    Property and equipment consisted of the following at May 31, 1994 and 1995:

                                                                             MAY 31,
                                                                   ---------------------------
                                                                       1994          1995
                                                                   ------------  -------------
Land.............................................................  $    --       $     739,259
Buildings and improvements.......................................       --           4,119,947
Equipment........................................................       349,409      1,419,018
Furniture and fixtures...........................................       245,396        702,927
                                                                   ------------  -------------
                                                                        594,805      6,981,151
Less accumulated depreciation....................................      (150,665)      (318,589)
                                                                   ------------  -------------
                                                                   $    444,140  $   6,662,562
                                                                   ------------  -------------
                                                                   ------------  -------------

    Effective December 1, 1994, the Company attained majority control of an affiliated limited partnership (see Note 7) which owns and operates a long-term care facility. The property and equipment of this

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. PROPERTY AND EQUIPMENT (CONTINUED)
subsidiary partnership was consolidated into the Company's financial statements in 1995 and consisted of the following at May 31, 1995:

Land...........................................................  $  739,259
Buildings and improvements.....................................   3,875,243
Equipment, furniture and fixtures..............................     807,646
                                                                 ----------
                                                                  5,422,148
Less accumulated depreciation..................................     (86,938)
                                                                 ----------
                                                                 $5,335,210
                                                                 ----------
                                                                 ----------

6. NOTE RECEIVABLE

    The Company has an unsecured note receivable, with an original balance of $422,000, from an affiliate of the owner (the "Borrower") of a facility managed by the Company. The note matures in 1998 and provides for annual payments of principal and interest and allows for offsets of payments due from the Company under a consulting agreement with the Borrower. Under the terms of the consulting agreement, beginning June 30, 1994, the Borrower will earn annual consulting fees ranging from $135,000 to $350,000 through the earlier of 2013 or the termination of the facility management contracts with affiliates of the Borrower. Any unpaid fees earned by the Borrower will reduce amounts outstanding under the note receivable. During 1995, the Company incurred $249,583 of consulting fees of which $137,500 were paid in cash with the remaining $112,083 reducing amounts outstanding under the note receivable.

7. INVESTMENT IN UNCONSOLIDATED PARTNERSHIPS

    The Company through certain of its subsidiaries have various investments in both public and private limited partnerships ranging from .499% to 3.992% ownership interests. These partnerships own primarily long-term care facilities and retirement centers. Investments in partnerships in which subsidiaries of the Company own at least a 20% interest or where such subsidiaries serve as a general partner are accounted for using the equity method. In its capacity as general partner, such subsidiaries may be liable for the net liabilities of these partnerships. Accordingly, the Company has recorded greater than its proportionate share of partnership losses in instances where the limited partners are not liable to fund their share of these losses. In such instances, subsequent income is allocated first to the Company to the extent of losses previously recorded in excess of the Company's pro-rata share of losses, based upon its partnership interests.

    As of May 31, 1994, the Company had a 33% ownership interest in a privately held limited partnership which owns and operates a long-term care facility known as Montclair Nursing Center ("Montclair") and accounted for this investment under the equity method. During fiscal 1995, Unaudited pro forma consolidated results of operations of the Company for the years ended May 31, 1994 and 1995 are presented below (in thousands). Such pro forma presentation, combining the results of operations of

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7. INVESTMENT IN UNCONSOLIDATED PARTNERSHIPS (CONTINUED)
Montclair and the Company, has been prepared assuming that the acquisition had been completed as of June 1, 1994:

                                                                               MAY 31,
                                                                         --------------------
                                                                           1994       1995
                                                                         ---------  ---------
Revenues...............................................................  $  47,223  $  68,985
Net earnings...........................................................  $   5,750  $   3,840
Net earnings per common share..........................................  $    1.82  $    1.06

    The Company's investment in unconsolidated partnerships is summarized as follows:

BALANCE, MAY 31, 1992..........................................  $  (889,473)
  Net loss.....................................................   (2,750,534)
  Amortization of investment over net assets...................      (15,333)
  Capital distributions........................................      (31,496)
                                                                 -----------
BALANCE, MAY 31, 1993..........................................   (3,686,836)
  Capital contributions........................................      980,000
  Net income...................................................    4,312,225
  Amortization of investment over net assets...................      (39,930)
  Capital distributions........................................     (114,475)
                                                                 -----------
BALANCE, MAY 31, 1994..........................................    1,450,984
  Capital contributions........................................    1,390,000
  Net income...................................................      430,543
  Amortization of investment over net assets...................      (64,308)
  Capital distributions........................................     (460,471)
  Consolidation of majority-owned partnership..................   (2,663,097)
                                                                 -----------
BALANCE, MAY 31, 1995..........................................  $    83,651
                                                                 -----------
                                                                 -----------

    Summarized financial information of the Partnerships is included in the following schedule. The year end of the Partnerships is December 31. The Partnerships have recorded summarized financial information on the basis of a March 31 year end in order to allow for more current information relative to the May 31 year end of the Company.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES
            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7. INVESTMENT IN UNCONSOLIDATED PARTNERSHIPS (CONTINUED)

CONDENSED BALANCE SHEETS

                                                                MARCH 31,
                                            -------------------------------------------------
                                                 1993             1994             1995
                                            ---------------  ---------------  ---------------
ASSETS
Current assets............................  $    14,902,234  $    12,105,828  $    22,527,386
Property and equipment....................       57,852,467       35,926,920       13,111,777
Other assets..............................       12,430,199        7,710,185        3,604,031
                                            ---------------  ---------------  ---------------
                                            $    85,184,900  $    55,742,933  $    39,243,194
                                            ---------------  ---------------  ---------------
                                            ---------------  ---------------  ---------------


                                                          YEARS ENDED MARCH 31,
                                            -------------------------------------------------
                                                 1993             1994             1995
                                            ---------------  ---------------  ---------------
LIABILITIES AND PARTNERS' DEFICIT
Current liabilities.......................  $    31,164,760  $    23,201,585  $    21,545,145
Long-term debt............................       53,968,791       32,663,633       19,172,713
Other liabilities.........................       19,313,736       18,778,243       18,262,822
Partners' deficit.........................      (19,262,387)     (18,900,528)     (19,737,486)
                                            ---------------  ---------------  ---------------
                                            $    85,184,900  $    55,742,933  $    39,243,194
                                            ---------------  ---------------  ---------------
                                            ---------------  ---------------  ---------------
CONDENSED STATEMENTS OF INCOME (LOSS)
Revenue...................................  $    80,691,577  $    56,821,143  $    37,095,992
Loss from operations......................         (243,289)      (1,705,055)      (3,177,440)
Gain on sales of facilities...............        --               7,259,612          607,167
Extraordinary items.......................        --               7,213,550       14,746,767
Net income (loss).........................       (3,011,060)      11,158,801       12,910,363
Company's share of net income (loss)......       (2,765,867)       4,272,295          366,235

    In fiscal 1995, three public partnerships in which the Company serves as general partner were forgiven notes payable totaling approximately $7,213,000 and $14,760,000 in 1994 and 1995, respectively.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES
            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8. LONG-TERM DEBT

    Long-term debt is summarized as follows:

                                                                             MAY 31,
                                                                    --------------------------
                                                                       1994          1995
                                                                    -----------  -------------
Mortgage note payable in monthly installments of principal and interest totaling $40,851 through November 1997, interest
  accrues at the U.S. Treasury Bond rate plus 3%, collateralized
  by real estate..................................................  $   --       $   4,138,195
Revolving line of credit agreement with a bank due in November
  1995, interest accrues at 9% , collateralized by accounts
  receivable (see Note 18)........................................      --           1,000,000
Note to one of the Company's lessors, interest accrues on the note at 6% with all accrued interest and outstanding principal
  payable on October 20, 1998 (see Note 18).......................      500,000        500,000
Promissory notes to two individuals payable in semi-annual
  installments through July 1994..................................       87,500       --
Subordinated Debentures, due April 2001, accruing interest at 20%
  per annum, payable on a monthly basis, fully redeemed during
  1995............................................................      150,000       --
9.25% notes payable to certain stockholders due in April 1996, collateralized by proceeds from the sale of zero coupon bonds
  totaling $27,000 at May 31, 1995................................       26,250         26,250
                                                                    -----------  -------------
                                                                        763,750      5,664,445
Less current maturities...........................................       87,500      1,106,910
                                                                    -----------  -------------
                                                                    $   676,250  $   4,557,535
                                                                    -----------  -------------
                                                                    -----------  -------------

    Future maturities of long-term debt are summarized as follows:

YEAR                                                                                AMOUNT
-------------------------------------------------------------------------------  -------------
1996...........................................................................  $   1,106,910
1997...........................................................................         89,108
1998...........................................................................      3,968,427
1999...........................................................................        500,000
                                                                                 -------------
                                                                                 $   5,664,445
                                                                                 -------------
                                                                                 -------------

9. REDEEMABLE PREFERRED STOCK

    As of May 31, 1994, the Company had issued and outstanding, 205,541 shares of $11.01 par value Series A voting preferred stock. The Series A shares earn cumulative dividends of $.88 per share per annum and are convertible to common at any time at the holder's option at a conversion multiple of 3.834. The shares are subject to mandatory conversion by the Company in limited circumstances. The holders of the Series A shares have the right to redeem one third of their shares each December 1, 1996, 1997 and 1998 at the greater of par value or fair market value as defined in the stockholder agreement.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES
            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. REDEEMABLE PREFERRED STOCK (CONTINUED)
    During July of 1994, the Company issued 328,892 shares of $8.74 par value Series B voting preferred stock. Each Series B preferred share earns cumulative dividends at $.49 per annum and is convertible into one share of common stock at the holder's option. The Series B shares are also subject to mandatory conversion in certain limited circumstances. The holder of the Series B shares have the right to redeem one third of their shares each June 30, 1998, 1999 and 2000 at the greater of par value or fair market value as defined in the articles of incorporation.

    As of May 31, 1994, management's estimated redemption price of the Series A preferred stock exceeded its issuance cost of $2,263,605 by $2,036,685. This difference was accreted to preferred stock and charged against common stockholders' equity. For the year ended May 31, 1995, an additional $2,012,578 was accreted to preferred stock based on the estimated redemption price of the Series A and B shares as of May 31, 1995.

10. EQUITY TRANSACTIONS

    In May 1989, the Company completed a private placement offering of 20 common stock units at $10,000 per unit (the "Stock Units"), raising a total of $200,000. Each Stock Unit consisted of 39,682 shares of common stock and a collateralized interest-bearing note in the principal amount of $5,000.

    On April 30, 1991, the Company made an offer to its shareholders to repurchase the 20 Stock Units. The purchase price offered per unit was $20,000 which consisted of $10,000 cash and a $10,000 unsecured promissory note. During 1993 the Company purchased and subsequently retired 87,152 shares, of common stock bringing the total number of shares retired, including shares retired prior to 1993, from the initial private placement to 672,475. A total of $73,750 and $150,000 in notes payable were retired in conjunction with this offer through May 31, 1994 and 1995, respectively.

    On November 21, 1990, the Company issued warrants to two individuals to each acquire 697,500 shares of outstanding common stock of a subsidiary in exchange for total proceeds of $800,000. On August 17, 1992, the Company canceled the warrants in exchange for promissory notes totaling $800,000. The promissory notes are payable in semi-annual installments through July 1994. Amounts outstanding under the note agreements totaled $87,500 as of May 31, 1994. The notes were retired in July, 1994.

    The Company initiated two non-qualified stock option plans for key employees, officers and directors of the Company. As of May 31, 1994, the Company has reserved 369,845 shares of common stock for issuance under these plans. All of these shares are exercisable at a price which is less than management's current estimate of the share value. 297,622 of the options are exercisable immediately after the grant date and expire in five years. The remaining options vest over a period of five years from the start date of individual employment with the Company. No options have been exercised as of May 31, 1995.

    In 1994 and 1995, the Company repurchased 169,049 and 79,366 shares of common stock for $613,440 and $873,760, respectively. These shares were held as treasury stock at May 31, 1994 and 1995 and were accounted for under the cost method.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES
            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. INCOME TAXES

    The components of the provision for income taxes for fiscal 1993, 1994 and 1995 were as follows:

                                                        1993          1994           1995
                                                    ------------  -------------  -------------
Current
  Federal.........................................  $     46,000  $   1,330,000  $   1,531,000
  State...........................................        20,000        413,000        288,000
                                                    ------------  -------------  -------------
                                                          66,000      1,743,000      1,819,000
                                                    ------------  -------------  -------------
Deferred
  Federal.........................................      (330,000)     1,436,000        410,000
  State...........................................       104,000         (7,000)        20,000
                                                    ------------  -------------  -------------
                                                        (226,000)     1,429,000        430,000
                                                    ------------  -------------  -------------
      Total provision (benefit)...................  $   (160,000) $   3,172,000  $   2,249,000
                                                    ------------  -------------  -------------
                                                    ------------  -------------  -------------

    During fiscal 1993 and 1994, the Company utilized net operating loss carryforwards of approximately $692,000 and $92,000, respectively, for federal tax purposes. At May 31, 1994, the Company had no remaining federal net operating loss carryforwards.

    Deferred income taxes for the year ended May 31, 1993 result from timing differences in the recognition of revenue and expense for tax and financial reporting purposes. The source of these differences and their tax effects are as follows:

                                                                                      1993
                                                                                   -----------
Tax losses from partnerships.....................................................  $    22,275
Net operating loss carryforward..................................................      246,000
Accelerated depreciation methods.................................................       49,000
Accounts receivable valuation differences........................................      (40,000)
Other, net.......................................................................      (51,000)
                                                                                   -----------
                                                                                   $   226,275
                                                                                   -----------
                                                                                   -----------

    Deferred income taxes for the year ended May 31, 1994 and 1995 reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and amounts used for income tax purposes. The sources of the temporary differences and their effect on the deferred tax liability at May 31, 1994 and May 31, 1995 are as follows:

                                                                      1994           1995
                                                                  -------------  -------------
Tax losses from partnerships....................................  $   1,138,000  $   1,436,000
Accelerated depreciation methods................................         88,000        157,000
Accounts receivable valuation differences.......................       (139,000)       (93,000)
Other, net......................................................         (8,000)         9,000
                                                                  -------------  -------------
                                                                  $   1,079,000  $   1,509,000
                                                                  -------------  -------------
                                                                  -------------  -------------

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES
            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. MANAGEMENT AGREEMENTS

    The Company provides operational management services for 14 facilities under long-term management contracts having remaining effective terms ranging from 17 to 20 years. Eight of these agreements are with third party owners and are noncancellable without cause. Six of these agreements are with affiliated partnerships in which the Company serves as general partner and can be terminated without cause with sixty days notice. The management agreements provide for the Company to receive annual fees equal to 6% of each facility's gross revenues, payable on a monthly basis. Additionally, the Company performs oversight management services for two facilities in which it oversees the management of another management company. The Company typically receives a fee of 1% of gross revenues for oversight management services.

    During 1995, the Company purchased a management contract from the former manager of a long-term care facility, which is currently owned by a consolidated subsidiary of the Company, for a lump sum payment of $846,987.

13. CONTINGENCIES

    Certain subsidiaries of the Company serve as general partners in both public and private limited partnerships. As the general partner, such subsidiaries may be liable for certain deficiencies which arise in meeting the terms of certain loan obligations incurred by these partnerships and for operating expenses and other liabilities incurred by these partnerships in the ordinary course of business.

    The Company has guaranteed a mortgage note up to $500,000 related to a long-term care facility that it manages. The mortgage had an outstanding balance of approximately $1,980,000 at May 31, 1995. The market value of this facility, based on an independent appraisal, substantially exceeds the total amount of the mortgage note.

14. COMMITMENTS

    The Company is committed under a six year lease for office space which expires in November 1999. Base monthly rental payments for the first twelve months of the lease was $19,914 and escalates annually according to the rent structure as stated in the lease. Rent expense for 1993, 1994 and 1995, net of allocations of overhead costs to unconsolidated affiliates, was approximately $109,000, $143,000 and $230,000, respectively. Minimum rent payments for future years are approximately as follows:

YEAR                                                                                AMOUNT
-------------------------------------------------------------------------------  -------------
1996...........................................................................  $     263,000
1997...........................................................................        272,000
1998...........................................................................        259,000
1999...........................................................................        295,000
2000...........................................................................        165,000
                                                                                 -------------
      Total....................................................................  $   1,254,000
                                                                                 -------------
                                                                                 -------------

15. SUPPLEMENTAL CASH FLOW DISCLOSURES

    The Company made cash payments totaling approximately $113,000, 242,000 and $3,116,000 for income taxes and $44,118, $31,615 and $323,044 for interest during 1993, 1994 and 1995, respectively.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES
            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15. SUPPLEMENTAL CASH FLOW DISCLOSURES (CONTINUED)
    In 1994, the Company converted management fee receivables totaling $191,507 to notes receivable.

    In 1993, common stock purchase warrants totaling $800,000 were converted to notes payable (See Note 10).

    During 1995, the Company purchased a majority in interest in a private limited partnership and has included the accounts of this entity in its May 31, 1995 consolidated financial statements. The aggregate net liabilities acquired, including the minority partners' share of net liabilities, were as follows as of December 1, 1994 (the date of majority control):

Cash...........................................................  $ 1,573,464
Accounts receivable............................................      227,256
Other assets...................................................       95,900
Property and equipment.........................................    2,357,656
Accounts payable and accrued expenses..........................     (603,135)
Mortgage payable...............................................   (4,163,138)
                                                                 -----------
Net liabilities acquired.......................................  $  (511,997)
                                                                 -----------
                                                                 -----------

16. RECLASSIFICATION

    Certain prior years amounts have been reclassified to conform with the 1995 presentation.

17. CONCENTRATION OF CREDIT RISK

    At May 31, 1995, the Company had cash equivalents invested in bank repurchase agreements totaling $1,459,309, cash invested in money market accounts totaling $1,222,194 and cash in bank accounts which exceeded Federal Depository Insurance Company limits by $271,878.

18. SUBSEQUENT EVENT

    In August 1995, the Company entered into a line of credit with a bank which allows the Company to borrow up to $5,000,000 for working capital needs and $20,000,000 for acquisitions of nursing facilities and related businesses. Initial fundings under the line totaled $2,500,000 which were utilized to retire the Company's existing $1,000,000 line of credit, retire $500,000 in notes payable and pay fees associated with the new line of credit. Outstanding borrowings under the new line of credit accrue interest at variable rates based on the London Interbank Offered Rate ("LIBOR"). Currently, the rate is 1.25% in excess of LIBOR. The working capital portion of the line is due on July 31, 1997, and the acquisition portion converts to a 60-month term loan in August, 1997.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Transitional Health Services, Inc.

    We have audited the accompanying consolidated balance sheets of Transitional Health Services, Inc. and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity (deficiency), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Transitional Health Services, Inc. and subsidiaries as of December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Louisville, Kentucky
July 3, 1996

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                                              DECEMBER 31,
                                                                                      ----------------------------
                                                                                          1994           1995
                                                                                      -------------  -------------
                                                      ASSETS
Current assets:
  Cash and equivalents (Notes 3 and 11).............................................  $  12,689,277  $   2,247,740
  Receivables:
    Resident accounts receivable, less allowance for doubtful accounts of $755,000
     in 1994 and $5,491,000 in 1995 (Note 10).......................................     11,411,152     19,172,913
    Estimated settlements due from third-party payors...............................      1,207,052       --
    Other receivables...............................................................      1,339,692      2,498,390
    Recoverable income taxes........................................................        815,000        158,000
                                                                                      -------------  -------------
                                                                                         14,772,896     21,829,303
  Inventories.......................................................................        770,013        990,773
  Prepaid expenses..................................................................        998,371      1,837,539
  Deferred income taxes (Note 7)....................................................        485,000      4,088,000
                                                                                      -------------  -------------
Total current assets................................................................     29,715,557     30,993,355

Property and equipment (Notes 4 and 8):
  Land..............................................................................      1,154,511      1,343,112
  Buildings and improvements........................................................     14,370,103     15,780,167
  Furniture and equipment...........................................................      2,567,472      3,427,976
  Facilities and equipment leased under capital leases (Note 5).....................     19,694,284     22,046,873
  Construction in process...........................................................        526,755      1,291,201
                                                                                      -------------  -------------
                                                                                         38,313,125     43,889,329
  Less accumulated depreciation and amortization....................................      1,797,173      3,875,073
                                                                                      -------------  -------------
                                                                                         36,515,952     40,014,256
Other assets:
  Goodwill, net of accumulated amortization of $770,696 in 1994 and $1,594,179 in
    1995 (Note 4)...................................................................     32,677,334     29,274,554
  Deferred income taxes (Note 7)....................................................      4,440,000      8,216,825
  Restricted cash (Note 11).........................................................      3,558,396      4,613,848
  Other assets......................................................................      1,679,204      3,552,023
                                                                                      -------------  -------------
                                                                                         42,354,934     45,657,250
                                                                                      -------------  -------------
Total assets........................................................................  $ 108,586,443  $ 116,664,861
                                                                                      -------------  -------------
                                                                                      -------------  -------------

                                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Accounts payable..................................................................  $   4,859,575  $   9,870,444
  Accrued salaries..................................................................      2,167,669      3,401,928
  Accrued payroll taxes.............................................................        579,099      1,947,831
  Accrued workers compensation liabilities..........................................        162,085      1,376,356
  Accrued other.....................................................................      1,491,098      4,103,047
  Income taxes payable..............................................................        510,253        132,480
  Estimated settlements due to third-party payors...................................       --              657,386
  Current obligations related to acquisitions (Note 3)..............................     10,315,311      2,475,150
  Current portion of mortgage debt (Note 8).........................................         88,584        145,173
  Current portion of capital lease obligations (Note 5).............................        741,616      1,391,302
                                                                                      -------------  -------------
Total current liabilities...........................................................     20,915,290     25,501,097

Long-term obligations:
  Notes payable (Note 4)............................................................      2,700,000        650,000
  Heller line of credit (Note 10)...................................................       --           15,002,165
  Noncurrent portion of capital lease obligations (Note 5)..........................     19,736,158     20,485,597
  Mortgage debt (Note 8)............................................................      9,903,260     13,421,176
  Subordinated debt (Note 9)........................................................     24,158,616     24,243,641
                                                                                      -------------  -------------
Total long-term obligations.........................................................     56,498,034     73,802,579
Redeemable preferred stock, $1 par value; 160,000 shares authorized; 143,403 shares issued and outstanding in 1994 (144,086 shares in 1995) (at aggregate liquidation
  and redemption value) (Notes 12 and 15)...........................................     16,009,671     17,674,648
Stockholders' equity (deficiency)(Notes 12 and 15):
  Common stock, $.01 par value; 20,000,000 shares authorized; 15,192,020 shares
    issued and outstanding in 1994 (16,292,899 shares in 1995)......................        151,920        162,929
  Paid-in capital...................................................................     14,481,049     13,927,550
  Retained earnings (deficit).......................................................        530,479    (14,403,942)
                                                                                      -------------  -------------
Total stockholders' equity (deficiency).............................................     15,163,448       (313,463)
                                                                                      -------------  -------------
Total liabilities and stockholders' equity (deficiency).............................  $ 108,586,443  $ 116,664,861
                                                                                      -------------  -------------
                                                                                      -------------  -------------

                            See accompanying notes.

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                     YEARS ENDED DECEMBER 31,
                                                                                ----------------------------------
                                                                                      1994              1995
                                                                                ----------------  ----------------
Revenues:
  Net patient service revenues (Note 3).......................................  $     89,423,035  $    127,545,610
  Other.......................................................................           758,050           660,690
                                                                                ----------------  ----------------
                                                                                      90,181,085       128,206,300
                                                                                ----------------  ----------------
Costs and expenses:
  Facilities operating expenses...............................................        64,298,066       102,578,013
  Lease expense (Note 6)......................................................         8,494,849        11,385,061
  Corporate administrative costs..............................................         9,140,740        15,568,516
  Provision for doubtful accounts.............................................           176,440         4,736,419
  Depreciation and amortization...............................................         2,412,070         3,245,758
  Interest expense............................................................         4,099,960         6,971,375
  Write-off of goodwill (Note 4)..............................................         --                2,913,000
  Merger related charges (Note 15)............................................         --                3,355,404
                                                                                ----------------  ----------------
                                                                                      88,622,125       150,753,546
                                                                                ----------------  ----------------
Income (loss) before provision (credit) for income taxes and extraordinary
  item........................................................................         1,558,960       (22,547,246)

Provision (credit) for income taxes:
  Current:
    Federal income taxes......................................................           314,000         --
    State income taxes........................................................           148,000            47,000
  Deferred income taxes.......................................................            45,000        (7,659,825)
                                                                                ----------------  ----------------
                                                                                         507,000        (7,612,825)
                                                                                ----------------  ----------------
Income (loss) before extraordinary item.......................................         1,051,960       (14,934,421)
Extraordinary item, net of applicable income taxes
  of $284,000 (Note 9)........................................................          (550,000)        --
                                                                                ----------------  ----------------
Net income (loss).............................................................  $        501,960  $    (14,934,421)
                                                                                ----------------  ----------------
                                                                                ----------------  ----------------

                            See accompanying notes.

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                     YEARS ENDED DECEMBER 31, 1994 AND 1995

                                                                                                      TOTAL
                                           COMMON STOCK                            RETAINED       STOCKHOLDERS'
                                    --------------------------     PAID-IN         EARNINGS          EQUITY
                                       SHARES        DOLLARS       CAPITAL         (DEFICIT)      (DEFICIENCY)
                                    -------------  -----------  --------------  ---------------  ---------------

Balances at January 1, 1994.......      9,840,000  $    98,400  $    9,572,800  $        28,519  $     9,699,719

Issuance of stock.................      5,427,020       54,270       6,494,320        --               6,548,590

Redemption of common stock........        (75,000)        (750)        (85,500)       --                 (86,250)

Cancellation of warrant...........       --            --              (10,000)       --                 (10,000)

Preferred stock dividends.........       --            --           (1,490,571)       --              (1,490,571)

Net income........................       --            --             --                501,960          501,960
                                    -------------  -----------  --------------  ---------------  ---------------

Balances at December 31, 1994.....     15,192,020      151,920      14,481,049          530,479       15,163,448

Issuance of stock (Notes 3, 12 and
  15).............................      1,100,879       11,009       1,667,662        --               1,678,671

Note receivable issued for common
  stock (Note 12).................       --            --             (528,480)       --                (528,480)

Preferred stock dividends.........       --            --           (1,692,681)       --              (1,692,681)

Net loss..........................       --            --             --            (14,934,421)     (14,934,421)
                                    -------------  -----------  --------------  ---------------  ---------------

Balances at December 31, 1995.....     16,292,899  $   162,929  $   13,927,550  $   (14,403,942) $      (313,463)
                                    -------------  -----------  --------------  ---------------  ---------------
                                    -------------  -----------  --------------  ---------------  ---------------

                            See accompanying notes.

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     YEARS ENDED DECEMBER 31,
                                                                                 --------------------------------
                                                                                      1994             1995
                                                                                 ---------------  ---------------
OPERATING ACTIVITIES
Income (loss) before extraordinary item........................................  $     1,051,960  $   (14,934,421)
Adjustments to reconcile income (loss) before extraordinary item to net cash provided (used) by operating activities:
  Depreciation and amortization................................................        2,412,070        3,245,758
  Provision for doubtful accounts..............................................          176,440        4,736,419
  Write-off of goodwill........................................................        --               2,913,000
  Deferred income taxes........................................................           45,000       (7,659,825)
  Other........................................................................         (213,176)        (168,676)
  Increase (decrease) in cash resulting from changes in operating assets and liabilities:
    Resident accounts receivable...............................................         (564,402)     (12,498,180)
    Estimated settlements due to or from third party payors....................         (378,855)       1,864,438
    Other receivables..........................................................         (824,395)        (793,698)
    Recoverable income taxes...................................................         (815,000)         657,000
    Inventories................................................................         (406,172)        (220,760)
    Prepaid expenses...........................................................         (272,824)        (839,168)
    Accounts payable...........................................................          233,322        5,010,869
    Accrued expenses...........................................................         (148,027)       6,429,211
    Income taxes payable.......................................................          116,906         (377,773)
                                                                                 ---------------  ---------------
Net cash provided (used) by operating activities...............................          412,847      (12,635,806)
INVESTING ACTIVITIES
Acquisitions of businesses (Note 3)............................................       (8,206,646)        (222,139)
Acquisitions of property and equipment.........................................      (11,427,783)      (5,253,866)
Proceeds from sale of facility (Note 4)........................................        --               4,400,000
Increase in other assets.......................................................       (1,082,100)      (1,536,945)
Increase in restricted cash....................................................         (734,092)      (1,055,452)
                                                                                 ---------------  ---------------
Net cash used by investing activities..........................................      (21,450,621)      (3,668,402)
FINANCING ACTIVITIES
Proceeds from issuance of redeemable preferred stock...........................        5,150,300        --
Proceeds from issuance of common stock.........................................        5,150,300          145,630
Redemption of stock............................................................          (86,250)        (666,004)
Proceeds from subordinated debt................................................       25,300,000        --
Repayments of subordinated debt................................................      (10,120,000)       --
Increase in Heller line of credit..............................................        --              15,002,165
Proceeds from mortgage debt....................................................       10,000,000        6,850,000
Payments on mortgage debt......................................................           (8,156)      (5,075,495)
Payments on notes payable......................................................        --              (2,700,000)
Payments on capital lease obligations..........................................         (495,923)        (953,464)
Obligations related to acquisitions............................................       (3,764,735)      (6,740,161)
                                                                                 ---------------  ---------------
Net cash provided by financing activities......................................       31,125,536        5,862,671
                                                                                 ---------------  ---------------
Net increase (decrease) in cash and equivalents................................       10,087,762      (10,441,537)
Cash and equivalents at beginning of year......................................        2,601,515       12,689,277
                                                                                 ---------------  ---------------
Cash and equivalents at end of year............................................  $    12,689,277  $     2,247,740
                                                                                 ---------------  ---------------
                                                                                 ---------------  ---------------

                            See accompanying notes.

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

    Transitional Health Services, Inc. (THSI) was incorporated in 1993 as a Delaware corporation to function as a parent holding company of two whollly-owned corporate general partners (THS Partners I, Inc. and THS Partners II, Inc.). Each partner is a Delaware corporation with a 50% ownership interest in Transitional Health Partners d/b/a Transitional Health Services (THS), a Delaware general partnership. On November 30, 1994, Paragon Rehabilitation, Inc. became a wholly-owned subsidiary of THSI. In February 1995, Transitional Financial Services, Inc. was incorporated in Delaware as a wholly-owned financing subsidiary of THSI.

    The consolidated financial statements include the accounts of each of the above entities (together referred to herein as the "Company"). All intercompany accounts and transactions have been eliminated from the consolidated financial statements.

    The Company is in the business of operating and managing nursing homes and providing related healthcare services in the states of Arkansas, Florida, Indiana, Kentucky, Michigan, Ohio, New Jersey, North Carolina, Tennessee, and West Virginia.

    As more fully discussed in Note 15, THSI merged with Centennial HealthCare Corporation, formerly known as WelCare International, Inc., effective December 31, 1995.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND EQUIVALENTS

    The Company considers all short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE

    Accounts receivable are principally comprised of amounts due from Medicare and Medicaid for patient services, and represent a concentrated group of credit for the Company; however, management does not believe there is credit risk associated with these governmental agencies.

INVENTORIES

    Inventories are valued at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation and amortization of property and equipment is computed by the straight-line method based upon the estimated useful lives of the assets (or terms of the leases, if shorter). The estimated useful lives range principally from 35 to 40 years for buildings and improvements, five to ten years for furniture and equipment, and ten to twenty years for facilities and equipment leased under capital leases.

GOODWILL

    Goodwill is being amortized on a straight-line basis over 40 years.

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
ASSET IMPAIRMENT

    If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable as determined based on the indicated cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value.

NET PATIENT SERVICE REVENUES

    Net patient service revenues are reported at the estimated net realizable amounts from residents, third-party payors, and others for services rendered. Approximately 80% in 1994 and 79% in 1995 of the Company's net nursing home revenues are derived from the Medicare and Medicaid programs.

    Revenue under third-party agreements is subject to audit and retroactive adjustment. Provisions for estimated third-party settlements are provided in the period the related services are rendered. Estimated settlements from third party payors in the accompanying consolidated balance sheets include estimated amounts receivable for exceptions to the Medicare established routine cost limitations for the reimbursement of costs exceeding these limitations. Differences between the estimated settlement amounts accrued and final settlements are reported in operations in the year of settlement. In the opinion of management, any differences between the net revenue recorded and final determination will not materially affect the consolidated financial statements.

INCOME TAXES

    Income taxes are accounted for under the liability method of accounting.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FAIR VALUE DISCLOSURES

    The fair value of the Company's financial instruments approximates their carrying value.

3. ACQUISITIONS OF BUSINESSES

    On November 1, 1993, the Company purchased substantially all assets of Cardinal Group's nursing home business, except for cash and accounts receivable. The Company assumed obligations under leases, as well as other agreements necessary to the operations of the business, and also assumed and immediately repaid a 10% collateralized installment note that had a balance of $344,189 as of November 1, 1993.

    The purchase agreement contained a contingent purchase price feature that required the Company to pay an amount based on the Company's ability to rebase certain Medicaid rates. The Company recorded $9,000,000 of goodwill and $9,000,000 of subordinated debt in 1993 with the expectation that the Company would be required to pay the maximum purchase price specified in the agreement. Uncertainties arose in 1994 with respect to the Indiana Medicaid reimbursement system which resulted

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

3. ACQUISITIONS OF BUSINESSES (CONTINUED) in the contingent purchase price feature of the agreement being renegotiated. The renegotiated settlement resulted in a reduction in the purchase price of $838,000. The $9,000,000 of subordinated debt and related interest obligation were eliminated; however, the Company assumed an obligation of approximately $8,162,000 to purchase and settle claims with Cardinal's vendors and stockholders. At December 31, 1994, current obligations related to acquisitions includes $4,400,169, representing the portion of the $8,162,000 not yet paid.

    The renegotiated final purchase price was $26,667,000, of which $12,895,000 was paid in 1993 to Cardinal Group, $8,162,000 was paid or accrued in 1994 to purchase and settle Cardinal's vendor and stockholder claims, $5,000,000 was paid in 1993 to the majority stockholder of Cardinal Group, and $610,000 was incurred as expenses in connection with the acquisition.

    The allocation of the purchase price was finalized in 1994. Assets purchased included inventories of $228,157, and property and equipment of $24,300,873 (including facilities leased under capital leases of $22,700,000). Goodwill of $24,064,144 has been recorded in connection with the acquisition, and a noncurrent deferred income tax asset was recorded for $4,565,000. This represents the tax effect of temporary differences between assigned fair values of assets and liabilities for financial reporting purposes and the tax bases of such assets and liabilities. Capital lease obligations of $25,606,985 were assumed in connection with the acquisition, and accruals of $1,150,000 were recorded, which includes the $610,000 of expenses mentioned above.

    On April 30, 1994, the Company purchased a 150 bed nursing home facility in Cary, North Carolina for $7,633,188, of which $4,240,000 was allocated to land, buildings and equipment and $3,393,188 was allocated to goodwill.

    On November 30, 1994, the Company purchased all of the outstanding capital stock of Paragon Rehabilitation, Inc. (Paragon), a therapy company headquartered in Nashville, Tennessee. The purchase price was $6,832,000, including acquisition expenses of $54,000. The purchase price was comprised of $6,332,000 of cash and $500,000 of the Company's stock (166,667 shares of common stock valued at $250,000 and 2,500 shares of preferred stock valued at $250,000). A majority of the cash purchase price was not paid until 1995. At December 31, 1994, current obligations related to acquisitions includes $5,915,142 for the liability to sellers and cash and equivalents includes $5,500,000 of certificates of deposit which collateralized a letter of credit securing payment of the obligation.

    Assets purchased included current assets of $3,446,715, property and equipment of $161,602, and goodwill of $5,990,695. Liabilities assumed included $2,767,016 of current payables and accruals, including the acquisition expenses of $54,000 mentioned above.

    A contingent purchase price of $1,500,000 was earned by the sellers in 1995 based on Paragon's adding revenue producing contracts. The contingent purchase price was satisfied with issuance of the Company's common stock (426,374 shares valued at $639,561), preferred stock (6,383 shares valued at $638,300) and cash of $222,139.

    On January 11, 1995, the Company began managing a 71 bed facility in Ann Arbor, Michigan, and in June 1995 purchased the facility for $2,000,000. The acquisition was financed with a $1,800,000 10.50% mortgage with the previous owner.

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

3. ACQUISITIONS OF BUSINESSES (CONTINUED)

    The above acquisitions have been accounted for as purchases and, accordingly, the results of operations of the acquired businesses are included in the consolidated statements of operations since the respective dates of acquisition.

    The following unaudited pro forma financial information gives effect to the Paragon acquisition (the only significant acquisition not included for the entire period) as if it had occurred on January 1, 1994. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the acquisition occurred on January 1, 1994:

                                                                               YEAR ENDED
                                                                            DECEMBER 31, 1994
                                                                           -------------------
Net revenues.............................................................   $     102,168,312
Income before extraordinary item.........................................   $       1,607,348
Net income...............................................................   $       1,057,348

4. FACILITY TRANSACTIONS

    On September 1, 1994, the Company opened the Rutherfordton, North Carolina (Oak Grove) facility. This was a new facility with a cost of $2,700,000. The facility is owned by a partnership which is 50%-owned by the Company. The Company has an option, which it intends to exercise, to purchase the remaining 50% partnership interest on September 1, 1997 for a nominal price. Since the Company has substantially all of the risks and rewards of ownership related to this facility, the partnership has been consolidated with the accounts of the Company, and the other 50% owner's share of earnings eliminated from the Company's consolidated statements of operations.

    The Oak Grove facility was originally financed with notes, including a $2,145,000 first mortgage 10% interest-only note due March 1, 1995; a $400,000 second mortgage 12% interest-only note due September 1, 1996; and, a $155,000 10% unsecured interest-only note due March 1, 1995. These notes total $2,700,000 and are shown as noncurrent notes payable on the accompanying consolidated balance sheet at December 31, 1994, since the Company had the ability and intent to refinance the March 1, 1995 notes on a long-term basis with proceeds from the Heller Financial arrangement discussed in Note 10. In December 1995, the Company refinanced the Oak Grove facility with a $3,000,000 8.87% mortgage with a bank.

    On October 31, 1994, the Company purchased the Greensboro, North Carolina facility which was previously leased under a long-term capital lease. The purchase price was $5,000,000 and the purchase was financed with mortgage debt. In February 1995, the Company reached an agreement to sell the facility for $4,400,000. In connection with the sale, the Company repaid the approximate $5,000,000 of outstanding related mortgage debt.

    On December 30, 1994, the Company purchased the Pikeville, Kentucky facility which was previously leased under a short-term operating lease. The purchase price was $3,650,000. The purchase was initially financed with subordinated debt, and in July 1995 was refinanced with a $3,850,000 9.56% mortgage with a bank.

    In May 1995, the Company began managing a 70 bed facility in Little Rock, Arkansas. The Company manages this facility for a fee. Revenues and expenses of this facility are not included in the Company's consolidated statement of operations. Management fee income in 1995 amounted to $41,466. The

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

4. FACILITY TRANSACTIONS (CONTINUED)
Company has an option to lease and under certain conditions purchase this facility at some time in the future.

    In October 1995, the Company opened a 90 bed nursing home facility in Mecklenburg County, North Carolina. The Company includes all revenues and expenses of this facility in its consolidated financial statements under a management agreement that will be converted into a leasing arrangement.

    During 1995, $2,913,000 of goodwill was written off on three underperforming facilities.

5. CAPITAL LEASES

    The Company leases seven facilities and related equipment under agreements accounted for as capital leases. One of the leases expires in 2006 and the remaining leases expire in 2013. Most of these leases include provisions for contingent rental payments, and one lease provides the Company with an option to renew after the initial lease term. Most leases also provide the Company a right of first refusal option to purchase the facilities upon termination of the leases. Under terms of the leases, the Company is required to pay all taxes, insurance and maintenance expenses.

    Rent escalation clauses in the capital leases are based on contingent factors such as increases in the consumer price index, and have resulted in increased current and future lease payments. Contingent rental payments were $58,494 in 1994 and $72,444 in 1995. The escalation clauses have created lease commitments as of December 31, 1995, to be paid in future years totaling $1,138,261. These commitments are in addition to amounts reflected as an obligation on the consolidated balance sheet at December 31, 1995.

    Accumulated amortization of $1,275,633 at December 31, 1994, and $2,531,726 at December 31, 1995, related to facilities under capital leases is included in accumulated depreciation and amortization in the accompanying consolidated balance sheets.

    The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 1995:

                                                                  NURSING
                                                  EQUIPMENT      FACILITIES        TOTAL
                                                -------------  --------------  --------------
Years ending December 31,
  1996........................................  $   1,124,408  $    2,468,250  $    3,592,658
  1997........................................      1,103,542       2,468,250       3,571,792
  1998........................................        719,802       2,468,250       3,188,052
  1999........................................        115,116       2,468,250       2,583,366
  2000........................................        115,116       2,468,250       2,583,366
  Thereafter..................................        250,744      25,829,946      26,080,690
                                                -------------  --------------  --------------
Total minimum lease payments..................      3,428,728      38,171,196      41,599,924
Less amount representing interest.............        676,044      19,046,981      19,723,025
                                                -------------  --------------  --------------
Present value of minimum lease payments.......      2,752,684      19,124,215      21,876,899
Current portion...............................        809,275         582,027       1,391,302
                                                -------------  --------------  --------------
Noncurrent portion............................  $   1,943,409  $   18,542,188  $   20,485,597
                                                -------------  --------------  --------------
                                                -------------  --------------  --------------

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

6. OPERATING LEASES

    The Company had eighteen nursing facilities and related equipment and office space under operating leases at December 31, 1994. During 1995, the Company leased five additional facilities bringing the total facilities under operating leases at December 31, 1995 to twenty-three. Initial terms of these operating leases expire on various dates through 2011. Most of these operating leases include provisions for increases in lease payments and provide the Company with an option to renew after the initial lease term. Most leases also provide the Company a right of first refusal to purchase the facilities upon termination of the leases. Under terms of most of the leases, the Company is required to pay all taxes, insurance and maintenance expenses.

    The total future minimum annual lease payments under operating lease arrangements are as follows:

                                                                NURSING
                                                OFFICES        FACILITIES          TOTAL
                                             -------------  ----------------  ----------------
Years ending December 31,
  1996.....................................  $     375,289  $     11,450,398  $     11,825,687
  1997.....................................        394,688        11,568,693        11,963,381
  1998.....................................        361,176        11,679,271        12,040,447
  1999.....................................        371,751        11,523,824        11,895,575
  2000.....................................        286,316        11,534,877        11,821,193
  Thereafter...............................        254,514        71,342,227        71,596,741
                                             -------------  ----------------  ----------------
                                             $   2,043,734  $    129,099,290  $    131,143,024
                                             -------------  ----------------  ----------------
                                             -------------  ----------------  ----------------

    Rent expense under operating leases amounted to $8,018,211 for 1994 (including $96,034 of contingent rent expense) and $10,425,116 in 1995 (including $281,631 of contingent rent expense).

7. INCOME TAXES

    Components of the Company's deferred income tax assets (liabilities) are as follows:

                                                                      1994           1995
                                                                  -------------  -------------
Tax effects of:
  Allowances for uncollectible receivables......................  $     396,000  $   2,688,000
  Liabilities not deductible for tax purposes...................         89,000      1,400,000
                                                                  -------------  -------------
Current deferred income tax asset...............................  $     485,000  $   4,088,000
                                                                  -------------  -------------
                                                                  -------------  -------------
Tax effects of:
  Net operating loss carryforwards..............................  $    --        $   3,924,825
  Tax basis receivables in excess of book.......................      2,605,000      2,549,000
  Net effect of capital leases..................................      1,485,000      1,054,000
  Goodwill write-off............................................       --            1,460,000
  Other.........................................................        350,000       (771,000)
                                                                  -------------  -------------
Net noncurrent deferred income tax asset........................  $   4,440,000  $   8,216,825
                                                                  -------------  -------------
                                                                  -------------  -------------

    The Company expects the deferred tax assets will be realized from future taxable income of the merged company (see Note 15).

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

7. INCOME TAXES (CONTINUED)

    The reconciliation of the provision (credit) for income taxes computed at the U.S. federal statutory tax rate to amounts shown on the accompanying consolidated statements of operations before extraordinary item is as follows:

                                                                      1994           1995
                                                                   -----------  --------------
Tax at U.S. statutory rate.......................................  $   530,046  $   (7,666,064)
State income tax, net of federal effect..........................       44,880        (513,916)
Expenses for which no tax benefit has been recorded..............       19,897         397,804
Other, net.......................................................      (87,823)        169,351
                                                                   -----------  --------------
Provision (credit) for income taxes..............................  $   507,000  $   (7,612,825)
                                                                   -----------  --------------
                                                                   -----------  --------------

    As of December 31, 1995, the Company has approximately $11,379,000 of federal net operating loss carryforwards available to offset future taxable income through 2010. In addition, the Company has approximately $69,000 in alternative minimum tax loss carryforwards, $305,000 of federal targeted jobs tax credit carryforwards, and various state net operating loss carryforwards.

8. MORTGAGE DEBT

    At December 31, 1994, the Company had $9,991,884 of mortgage debt outstanding, including a noncurrent portion of $9,903,260 and a current portion of $88,584.

    At December 31, 1995, the Company has $13,566,349 of mortgage debt outstanding, including a noncurrent portion of $13,421,176 and a current portion of $145,173. The mortgage debt requires monthly payments in total of approximately $129,000. The debt agreements are for five to twenty year periods, with amortization periods ranging from twenty to twenty-five years. Interest rates on the mortgages range from 8.87% to 10.50%. Balloon payments are due as follows: 1999, $4,728,419; 2002, $3,490,152; and 2003, $2,692,201. The mortgage debt is secured by four facilities with a total net book value of $11,850,476 at December 31, 1995.

9. SUBORDINATED DEBT

    In 1994, subordinated debt with a face amount of $25,300,000 was issued, replacing subordinated debt issued in 1993 with a face amount of $10,000,000 which was retired. Early extinguishment of the 1993 debt resulted in an extraordinary charge in November 1994 of $550,000 after a related tax credit of $284,000.

    The $25,300,000 of subordinated debt was issued in two installments. On November 28, 1994, 10.8% senior subordinated notes due October 30, 2002 in the face amounts of $16,833,000 and $817,000 were issued, payable to WCAS II and CID III, respectively. Common stock was issued in connection with the issuance of the 10.8% notes (765,527 shares valued at $1,148,291), resulting in an original issue discount of $1,148,291. Accretion of the discount is being charged to interest expense, raising the effective rate to approximately 12% on the notes. On December 28, 1994, 11.7% senior subordinated notes due October 30, 2002 in the face amounts of $7,500,000 and $150,000 were issued, payable to WCAS II and CID III, respectively.

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

9. SUBORDINATED DEBT (CONTINUED)
    Interest is due quarterly on the senior subordinated notes. The Company has an option to prepay all or a portion of the notes at any time without penalty or premium. Upon proper notice, scheduled mandatory prepayments beginning October 31, 2000 and each October thereafter are required to retire one-third of the original aggregate principal amount of the notes (or, if less, the entire outstanding principal amount of the notes). Mandatory prepayment of some or all of the notes is also required if the Company undertakes a public offering or if there is a change in control of the Company. Mandatory prepayment was waived in connection with the merger discussed in Note 15.

    In December 1994, a 12% junior subordinated note with a principal balance of $120,000 was retired. The note was payable to a minority stockholder of the Company.

10. ACCOUNTS RECEIVABLE FINANCING

    On February 24, 1995, the Company closed a three-year $15,000,000 working capital line of credit facility with Heller Financial. The line is supported by resident accounts receivable and requires interest at 1% over prime. Terms of the agreement require the Company to maintain certain financial ratios on a monthly basis and to comply with certain covenants and conditions. The Company was not in compliance with certain terms of the agreement as of December 31, 1995. See Note 16 for changes to the Heller Financial credit facility subsequent to December 31, 1995.

11. COMMITMENTS AND CONTINGENCIES

    In March 1994 the Company agreed to guarantee mortgage indebtedness of two unrelated entities that lease five nursing facilities to the Company. The outstanding principal balance of the debt amounted to approximately $16,460,000 at December 31, 1995.

    At December 31, 1994, the Company had $9,058,396 of cash collateralizing letters of credit. Of this amount, $5,500,000 was in cash and equivalents collateralizing an acquisition obligation described in Note 3, $3,055,470 was in restricted cash as collateral for various lease agreements, and $502,926 was in restricted cash as collateral for a worker's compensation insurance arrangement. At December 31, 1995, restricted cash of $4,613,848 collateralized letters of credit issued by a bank in connection with various facility lease agreements, a worker's compensation insurance arrangement, and certain other agreements.

    The Company is a party to a lawsuit filed in October 1995 alleging liability for various accounts receivable factoring transactions between the prior owner of THS and the factor. It is the belief of management that this lawsuit as well as other claims and actions that the Company is a party to in the normal course of business will be resolved without a material adverse effect on the Company's financial position, results of operations or liquidity.

12. CAPITAL STOCK

    The preferred stock is nonvoting and requires dividends of $12 per share annually. Dividends are cumulative and accrue from the date of issue of the preferred stock. The preferred stock may be redeemed in whole or in part at any time at a redemption price of $100 per share. On December 31, 2003, the Company must redeem all the shares of preferred stock then outstanding at a redemption price of $100 per share. The preferred shares have a liquidation value of $100 per share. The liquidation and

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

12. CAPITAL STOCK (CONTINUED)
redemption value at December 31, 1994 and 1995 includes $1,669,371 and $3,266,048 of accrued dividends, respectively.

    A minority stockholder of the Company had a warrant to purchase up to 1,060,000 shares of common stock at $1 per share at any time prior to October 31, 2000. On October 20, 1994, the Company entered into an agreement with the minority stockholder to purchase 75,000 shares of his common stock on December 1, 1994 at $1.15 per share, to purchase 4,400 shares of his preferred stock for $440,000 on April 1, 1995, to purchase the 12% junior subordinated note of $120,000 on December 1, 1994, to cancel the warrant described above, and to grant options to purchase 300,000 shares of common stock at $1.15 per share. In December 1995, the Company agreed to issue 330,300 shares of common stock at $1.60 per share to the minority stockholder in exchange for a note receivable. The stock was issued to replace stock options canceled in connection with the merger discussed in Note 15. The $528,480 note requires interest at prime plus 1% until maturity on December 31, 2005. The principal amount of the note has been charged to paid in capital with the corresponding common stock reported as issued and outstanding.

    The Company had three stock option plans:

    Plan (a)--The Transitional Health Services Non-Qualified Stock Option Plan under which 692,000 shares of the Company's common stock were reserved for issuance.

    Plan (b)--The Transitional Health Services Senior Executive Performance Non-Qualified Stock Option Plan under which 692,000 shares of the Company's common stock were reserved for issuance.

    Plan (c)--The Transitional Health Services Outside Directors Non-Qualified Stock Option Plan under which options for shares of the Company's common stock could be issued to each member of the Company's Board who were not employed by the Company or any of its principal stockholders (up to a maximum of 48,000 shares of the Company's common stock).

    The following table sets forth stock option activity:

                                                                                    PLAN (A)   PLAN (B)    PLAN (C)
                                                                                    ---------  ---------  -----------
Options outstanding at December 31, 1993..........................................    262,500    442,800      24,000
Options granted at $1.00 to $1.50 per share.......................................    402,500    149,200      --
Options canceled..................................................................    (40,000)   (24,600)     --
                                                                                    ---------  ---------  -----------
Options outstanding at December 31, 1994..........................................    625,000    567,400      24,000

Options granted at $1.50 per share................................................     75,000     20,000      --
Options exercised.................................................................    (34,000)   (19,680)    (14,400)
Options canceled..................................................................   (346,000)  (234,960)     (9,600)
Options canceled upon cash payment by the Company.................................    (98,000)  (142,680)     --
Options canceled upon receiving stock or successor company options................   (222,000)  (190,080)     --
                                                                                    ---------  ---------  -----------
Options outstanding at December 31, 1995..........................................     --         --          --
                                                                                    ---------  ---------  -----------
                                                                                    ---------  ---------  -----------

    Prior to the merger discussed in Note 15, a majority of the Company's issued and outstanding common stock had been owned by Welsh, Carson, Anderson & Stowe VI, L.P. (WCAS VI). WCAS VI's general partner is WCAS VI Partners, a general partnership comprised of individual members of Welsh, Carson, Anderson & Stowe.

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

13. 401(K) PLAN

    On January 1, 1994, the Company established a 401(k) plan for all employees not governed by a collective bargaining agreement. Employees of the Company on January 1, 1994, were eligible to participate. Employees hired after January 1, 1994 could join the plan after completing one year of service and reaching age
21. Employees could defer up to 20% of their salary, subject to the maximum permitted by law. The Company, at its discretion, has matched a portion of the employee's contribution. Employee contributions are vested immediately. Employer contributions vest over time. The Company contributed approximately $47,000 to the plan in 1994 and $69,000 to the plan in 1995.

14. SUPPLEMENTARY CASH FLOW INFORMATION

    The purchase of Paragon Rehabilitation, Inc. (see Note 3), the acquisition of the Ann Arbor facility in 1995 (see Note 3) and the acquisition of the Oak Grove facility in 1994 (see Note 4) were accomplished primarily through noncash investing and financing transactions. In addition to these noncash transactions, the Company entered into new capital leases in 1994 totaling $1,344,284 and in 1995 totaling $2,352,589.

    Cash paid for interest was $4,000,888 in 1994 and $6,627,379 in 1995. Cash paid for income taxes was $1,049,359 in 1994. Cash refunds for income taxes amounted to $698,031 in 1995.

15. MERGER WITH CENTENNIAL HEALTHCARE CORPORATION

    Effective December 31, 1995, THSI has merged with Centennial HealthCare Corporation, formerly known as WelCare International, Inc. The combined companies will operate under the name of Centennial HealthCare Corporation ("Centennial") with headquarters in Atlanta, Ga. In connection with the merger, shares of the Company's common stock were converted into shares of special voting common stock of Centennial. Also, shares of the Company's redeemable preferred stock were converted into shares of Series C preferred stock of Centennial. For accounting purposes, Centennial is considered the acquirer. Centennial will include THSI in its consolidated financial statements at December 31, 1995.

    Centennial began operations in 1989 and, pre-merger, operated 39 long-term care, subacute and rehabilitation centers in 17 states and the District of Columbia. Post-merger, Centennial operates 76 long-term care and subacute facilities with approximately 8,000 beds in 19 states and the District of Columbia.

    Various costs and expenses were incurred in connection with the merger (severance pay, compensation payments in connection with "change of control" provisions in stock option agreements, investment banker fees, attorney fees, accounting fees, estimated sublease losses and the write-off of certain assets). These costs and expenses have been reflected as a separate line on the accompanying 1995 consolidated statement of operations. Certain of these merger costs are not deductible for income tax purposes, which has an impact on the Company's 1995 effective tax rate.

    Immediately preceding the merger, WCAS VI was issued a $365,000 convertible note, which provided for conversion rights at any time. The convertible note was converted on December 31, 1995. Accordingly, 228,125 shares of common stock were issued to WCAS VI. The $365,000 due from WCAS VI in connection with this transaction is included in other receivables in the accompanying consolidated balance sheet as of December 31, 1995.

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

16. SUBSEQUENT EVENTS

    In March 1996, certain terms of the $15,000,000 Heller accounts receivable line were revised, and the Company entered into a term loan with Heller for an additional $5,000,000. The term loan is secured by accounts receivable, bears interest at 1.75% over prime and is repayable over a ten month period at $500,000 per month beginning in the second month of the agreement.

    Centennial received, subsequent to December 31, 1995, commitments for a new long-term credit facility to be used for various purposes including repayment and elimination of its credit facilities, including the Company's Heller credit facility. Accordingly, amounts borrowed under the Heller credit facility are classified as long-term in the accompanying consolidated balance sheet as of December 31, 1995.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                                 --------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
Prospectus Summary.............................          3
Risk Factors...................................          8
Use of Proceeds................................         14
Dividend Policy................................         14
Capitalization.................................         15
Dilution.......................................         16
Selected Consolidated Financial Data...........         17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations................................         18
Business.......................................         28
Management.....................................         44
Certain Transactions...........................         54
Principal Shareholders.........................         56
Description of Capital Stock...................         58
Shares Eligible for Future Sale................         62
Underwriting...................................         64
Legal Matters..................................         66
Experts........................................         66
Additional Information.........................         66
Index to Financial Statements..................        F-1

                                 --------------

    UNTIL               , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                         SHARES

                                      [LOGO]

                                                              COMMON STOCK

                                 -------------

                                   PROSPECTUS
                                 -------------

                               ALEX. BROWN & SONS
      INCORPORATED

                           DEAN WITTER REYNOLDS INC.

                          DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                        EQUITABLE SECURITIES CORPORATION

                                           , 1997

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